 Exhibit 99.3

ARRANGEMENT AGREEMENT

Made amongst

EASTMAIN RESOURCES INC.
(“EASTMAIN”)

- and -

AURYN RESOURCES INC.
(“AURYN”)

- and -

1258618 B.C. LTD.
(“SPINCO SOMBRERO”)

-and-

1258620 B.C. LTD.
(“SPINCO CURIBAYA”)

July 29, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Currency	23
1.3	Interpretation Not Affected by Headings	23
1.4	Knowledge	23
1.5	Extended Meanings, Etc.	23
1.6	Date of any Action	23
1.7	Schedules	23
ARTICLE 2 THE EASTMAIN ARRANGEMENT		24
2.1	Eastmain Arrangement	24
2.2	Eastmain Interim Order	24
2.3	Eastmain Meeting	25
2.4	Eastmain Circular	26
2.5	Preparation of Filings	28
2.6	Eastmain Final Order	28
2.7	Court Proceedings	28
2.8	U.S. Securities Law Matters	29
2.9	Eastmain Articles of Arrangement and Effective Date	31
2.10	Payment of Eastmain Securityholder Consideration	31
2.11	Announcement and Shareholder Communications	31
2.12	Withholding Taxes	32
2.13	List of Shareholders	32
ARTICLE 3 THE AURYN ARRANGEMENT		32
3.1	Auryn Arrangement	32
3.2	Auryn Interim Order	32
3.3	Auryn Meeting	33
3.4	Auryn Circular	34
3.5	Auryn Final Order	36
3.6	Court Proceedings	36
3.7	Implementation of Auryn Arrangement and Effective Date	36
3.8	U.S. Securities Law Matters	37
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		38
4.1	Representations and Warranties of Eastmain	38
4.2	Representations and Warranties of Auryn	39
4.3	Survival of Representations and Warranties	39
ARTICLE 5 COVENANTS		39
5.1	Covenants of Eastmain Regarding the Conduct of Business	39
5.2	Covenants of Eastmain Regarding the Eastmain Arrangement	44
5.3	Covenants of Eastmain Regarding the Performance of Obligations	45
5.4	Covenants of Auryn Regarding the Conduct of Business	46
5.5	Covenants of Auryn Regarding the Arrangements	51
5.6	Mutual Covenants	53
5.7	Access to Information; Confidentiality	54
5.8	Employment Agreements; Options	54
5.9	Indemnification and Insurance	55
5.10	SpinCos Acquisition of Peruvian Subsidiaries	55
5.11	SpinCo Indemnity	55
5.12	SpinCo Indemnified Claims	56

- i -

ARTICLE 6 ADDITIONAL ARRANGEMENTS		58
6.1	Eastmain Non-Solicitation	58
6.2	Auryn Non-Solicitation	62
6.3	Notices of Certain Events	66
ARTICLE 7 TERM, TERMINATION, AMENDMENT AND WAIVER		67
7.1	Term	67
7.2	Termination	67
7.3	Expenses and Termination Fees	70
7.4	Amendment	74
7.5	Waiver	74
ARTICLE 8 CONDITIONS PRECEDENT		74
8.1	Mutual Conditions Precedent	74
8.2	Additional Conditions Precedent to the Obligations of Auryn	76
8.3	Additional Conditions Precedent to the Obligations of Eastmain	77
ARTICLE 9 GENERAL		78
9.1	Notices	78
9.2	Assignment	79
9.3	Benefit of Agreement	79
9.4	Time of Essence	79
9.5	Public Announcements	80
9.6	Governing Law; Attornment; Service of Process	80
9.7	Entire Agreement	80
9.8	Amendment	80
9.9	Waiver and Modifications	81
9.10	Third Party Beneficiaries	81
9.11	Severability	82
9.12	Mutual Interest	82
9.13	Further Assurances	82
9.14	Injunctive Relief	82
9.15	No Personal Liability	83
9.16	Counterparts	83
Schedule A - Auryn Arrangement		A-1
Schedule B - Auryn Arrangement and Securities Issuance Resolutions		B-1
Schedule C – Summary Pro-Forma Statements for New Auryn and SpinCos		C-1
Schedule D – Eastmain Arrangement		D-1
Schedule E - Eastmain Arrangement Resolution		E-1
Schedule F - Representations and Warranties of Eastmain		F-1
Schedule G - Representations and Warranties of Auryn		G-1

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement (this “Agreement”) is made this 29th day of July, 2020

Amongst:

EASTMAIN RESOURCES INC.,

a corporation incorporated under the laws of the Province of Ontario (the “Eastmain”)

- and -

AURYN RESOURCES INC.,

a corporation incorporated under the laws of the Province of British Columbia (the “Auryn”)

- and -

1258618 B.C. Ltd

a corporation incorporated under the laws of the Province of British Columbia (“SpinCo Sombrero”)

 and -

1258620 B.C. Ltd.

a corporation incorporated under the laws of the Province of British Columbia (“SpinCo Curibaya”)

RECITALS:

A.
Auryn and Eastmain desire to effect a corporate business combination to combine their Canadian mineral businesses provided that Auryn first distributes to its shareholders (the “Auryn Shareholders”) the common shares (the “SpinCo Shares”) of two recently formed British Columbia subsidiaries (“SpinCos) which will own the shares, intercompany debt and any other assets related to Auryn’s Peruvian Subsidiaries (as defined below);

B.
After the distribution of the SpinCo Shares to the Auryn Shareholders and before completing the business combination, Auryn will effect a share consolidation and complete a financing (becoming “New Auryn”, as defined below) following which, New Auryn will issue securities of New Auryn in exchange for or upon exercise of the outstanding Eastmain Securities (as defined below) pursuant to the Eastmain Arrangement (as defined below), as provided in this Agreement;

C.
The Parties intend to carry out the transactions contemplated in this Agreement (as defined below) by way of two concurrently implemented statutory plans of arrangement (the “Arrangements”, as defined below), one under the provisions of the Business Corporations Act (British Columbia) for Auryn and one under the Business Corporations Act (Ontario) for Eastmain.

D.
Each of the Auryn Board of Directors and the Eastmain Board of Directors has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from each of the Auryn Special Committee (as defined below) and the Eastmain Special Committee (as defined below) that the consideration to be received by the Auryn Shareholders and the Eastmain Shareholders (each as defined below) pursuant to the Arrangements is fair and the Arrangements are in the best interests of Auryn and Eastmain respectively, and each of the Auryn Board of Directors and the Eastmain Board of Directors has resolved to unanimously recommend that the Auryn Securityholders and Eastmain Securityholders (each as defined below) respectively vote in favour of the respective resolutions approving the Arrangements, all subject to the terms and the conditions contained in this Agreement.

E.
The directors and officers of each of Auryn and Eastmain have entered into Support Agreements (as defined below) in the form agreed to by the Parties pursuant to which, among other things, such Auryn Supporting Shareholders and Eastmain Supporting Shareholders (each as defined below) have agreed, subject to such Support Agreements, to vote their Auryn Securities and Eastmain Securities (each as defined below), respectively, in favour of the respective resolutions approving the Arrangements.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1
Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Adjusted Closing Date Cash” means the amount of Auryn’s consolidated cash on-hand immediately prior to closing after payment of all costs of the Auryn Arrangement (excluding any unpaid costs accrued as part of Auryn’s adjusted working capital on the Closing Date), plus the sum of (i) the costs incurred by Auryn in connection with the Auryn Arrangement from June 24, 2020 to the Closing Date (to a maximum of $1.4 million), (ii) direct and reasonably allocated indirect paid costs of the Auryn Canadian Projects from June 24, 2020 to the Closing Date, and (iii) an amount equal to Auryn’s adjusted working capital on the Closing Date, being Auryn’s consolidated current assets, except cash, less all Auryn consolidated liabilities, except reclamation costs related to the Auryn Canadian Projects, which working capital, if negative, will reduce the adjusted closing date cash and, if positive, will increase the adjusted closing date cash (and for avoidance of doubt, such working capital excludes intercompany debt, and the proceeds of the New Auryn Financing as part of cash-on hand, but a portion of such financing proceeds will be used to make up any shortfall that results from the calculation in (i), (ii) and (iii) above for purposes of the transfer to the SpinCos on the Effective Date of the Adjusted Closing Date Cash);

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this Agreement (including Schedules A to G attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Arrangements” means the Auryn Arrangement and Eastmain Arrangement together;

“Auryn Acquisition Agreement” means a letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Auryn Acquisition Proposal;

“Auryn Acquisition Proposal” means, at any time, whether or not in writing, any (i) bona fide proposal or offer with respect to: (1) any direct or indirect acquisition by any person or group of persons of Auryn Shares (or securities convertible into or exchangeable or exercisable for Auryn Shares) representing 20% or more of the Auryn Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Auryn Shares); (2) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Auryn; or (3) any direct or indirect acquisition by any person or group of persons of any assets of Auryn that are Material Properties or assets, other than the Auryn Peruvian Properties, SpinCo Assets or SpinCo Shares, that individually or in the aggregate constitute 20% or more of the consolidated book value of the assets of Auryn based on the financial statements of Auryn most recently filed prior to such time as part of the Auryn Disclosure Record (or any lease, license, royalty, joint venture, long term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (ii) public announcement of or of an intention to do any of the foregoing, or (iii) modification or proposed modification of any such proposal, inquiry, expression or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Auryn, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement and any transaction involving only Auryn, but for the purposes of this definition, a proposal or offer with respect to any or all of the Auryn Peruvian Properties, SpinCo Assets or the SpinCo Shares (a “SpinCo Proposal”) only is not an Auryn Acquisition Proposal;

“Auryn Annual Financial Statements” means the audited financial statements of Auryn as at, and for the years ended, December 31, 2018 and December 31, 2019 including the notes thereto;

“Auryn Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A of this Agreement, made under the provisions of Section 288 of the BCBCA as it may be modified or supplemented by Auryn from time to time in accordance with Section 7.1 of the Auryn Arrangement or at the direction of the BC Court in the Auryn Final Order, with the consent of Eastmain, each acting reasonably;

“Auryn Arrangement and Securities Issuance Resolutions” means the resolutions to be considered and, if thought fit, passed by the Auryn Securityholders at the Auryn Meeting, substantially in the form and content of Schedule B of this Agreement, to (i) approve by special majority the Auryn Arrangement, (ii) approve by ordinary resolution the issuance of the New Auryn Shares and the New Auryn Replacement Options, and the issuance of New Auryn Shares upon the exercise of Eastmain Warrants required by the Eastmain Arrangement, and (iii) if required by the TSX, approve by ordinary resolution of the disinterested Auryn Shareholders the offer price of the subscription receipts under the New Auryn Financing, with such revisions thereto as may be required by the TSX;

“Auryn Board of Directors” means the board of directors of Auryn;

“Auryn Canadian Projects” means the mineral projects known as Homestake Ridge, Committee Bay and Gibson MacQoid;

“Auryn Change of Recommendation” has the meaning ascribed thereto Section 7.2(a)(iv)(A) of this Agreement;

“Auryn Circular” means the notice of meeting and Auryn information circular (including all schedules, appendices and exhibits thereto) to be sent to the Auryn Securityholders in connection with Auryn Meeting, including any amendments or supplements thereto;

“Auryn Data Requirements” has the meaning ascribed thereto in Section (q)(i) of Schedule G of this Agreement;

“Auryn Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Auryn and delivered to Eastmain concurrently with the execution of this Agreement;

“Auryn Disclosure Record” means all documents filed by or on behalf of Auryn on SEDAR since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof;

“Auryn Expense Fee” has the meaning ascribed thereto in Section 7.3(b)(ii) of this Agreement;

“Auryn Expense Fee Event” has the meaning ascribed thereto in Section 7.3(f) of this Agreement;

“Auryn Fairness Opinion” means the opinion of the Auryn Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Auryn Shareholders under the Arrangement is fair, from a financial point of view, to the Auryn Shareholders;

 “Auryn Fairness Advisor” means Stifel Nicolaus Canada Inc.;

“Auryn Final Order” means the final order of the BC Court approving the Auryn Arrangement;

“Auryn Financial Advisor” means Minvisory Corp.;

 “Auryn Financial Statements” means, collectively, the Auryn Annual Financial Statements and the Auryn Interim Financial Statements;

“Auryn Interim Financial Statements” means the consolidated unaudited condensed financial statements of Auryn as at, and for the six months ended March 31, 2019 and March 31, 2020 including the notes thereto;

“Auryn Interim Order” means the interim order of the BC Court relating to the Arrangement and providing for, among other things, the calling and holding of the Auryn Meeting, as the same may be amended, supplemented or varied by the BC Court;

“Auryn Material Adverse Effect” means any fact, change, effect, event, circumstance, occurrence or development that, taken together with all other facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of Auryn, provided, however, that any fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, an Auryn Material Adverse Effect:

(a)
the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b)
changes, developments or conditions in or relating to general international or Canadian, political, economic or financial or capital market conditions;

(c)
any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(d)
changes or developments affecting the global mining industry in general;

(e)
changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(f)
any natural disaster or any climatic or other natural events or conditions;

(g)
any changes in the price of gold;

(h)
any generally applicable changes or proposed changes in IFRS;

(i)
a change in the market price or trading volume of Auryn Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby; or

(j)
any such adverse fact, change, effect, event, circumstance, occurance or development that affects only Peruvian Properties or Peruvian Subsidiaries and not New Auryn,

provided, however, that each of clauses (d) and (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Auryn or materially disproportionately adversely affect Auryn in comparison to other comparable persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Auryn Material Adverse Effect has occurred;

“Auryn Material Contract” has the meaning ascribed thereto Section (x)(i) of Schedule G of this Agreement;

“Auryn Meeting” means the annual meeting of the Auryn Shareholders and the special meeting of the Auryn Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Auryn Interim Order for the purpose of considering and, if thought fit, approving the Auryn Arrangement and Securities Issuance Resolutions and such annual business or other matters as may be advisable in connection with the Arrangements and set out in the Auryn Disclosure Letter;

“Auryn Nominees” means Auryn’s nominees to the New Auryn Board which are: Ivan Bebek, Mike Timmins, Steven Cook and Jeffrey Mason;

“Auryn Optionholder” means a holder of one or more Auryn Options;

“Auryn Options” means options to purchase Auryn Shares;

 “Auryn Peruvian Projects” means the Sombrero, Curibaya, Huilacollo, Copa and Corisur mineral projects which are owned by the Auryn Peruvian Subsidiaries;

“Auryn Peruvian Subsidiaries” means Sombrero Minerales S.A.C., Corisur Peru S.A.C. and Magma Minerals S.A.C.;

 “Auryn Preferred Shares” has the meaning ascribed thereto in Section (e) of Schedule G of this Agreement;

“Auryn Proposed Agreement” has the meaning ascribed thereto in Section 6.2(e) of this Agreement;

“Auryn Securityholder Approval” has the meaning ascribed thereto in Section 3.2(c) of this Agreement;

“Auryn Securityholders” means Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders;

“Auryn Senior Management” means Ivan Bebek, Shawn Wallace, Michael Henrichsen and Stacy Rowa;

“Auryn Shareholder” has the meaning ascribed thereto in the recitals of this Agreement;

“Auryn Shareholder Exchange Consideration” means for each Auryn Share, one New Auryn Share, (1.0÷Consolidation Ratio) SpinCo Sombrero Share, and (1.0 ÷ Consolidation Ratio) SpinCo Curibaya Share;

“Auryn Shares” means common shares in the capital of Auryn;

“Auryn Share Consolidation” means the common share consolidation contemplated by the Auryn Arrangement whereby each Auryn Share outstanding immediately before the Effective Time shall be consolidated by the Consolidation Ratio;

“Auryn Special Committee” means the special committee established by the Auryn Board of Directors in connection with the transactions contemplated by this Agreement;

“Auryn Subsidiaries” means those wholly-owned affiliates described in the Auryn Disclosure Letter and unless the context otherwise provides, does not include the Auryn Peruvian Subsidiaries;

“Auryn Superior Proposal” means a bona fide Auryn Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Auryn Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a third party or parties acting jointly (other than Eastmain and its affiliates) that did not result from a breach of Article 6 and which or in respect of which:

(a)
the Auryn Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Auryn Acquisition Proposal would, taking into account all of the terms and conditions of such Auryn Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Auryn Shareholders from a financial point of view than the Auryn Arrangement (taking into account any amendments to this Agreement and the Auryn Arrangement proposed by Eastmain pursuant to Section 6.2(f));

(b)
is made available to all of the Auryn Shareholders on the same terms and conditions;

(c)
is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)
is not subject to any due diligence condition;

(e)
the Auryn Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Auryn Acquisition Proposal and the person making such Auryn Acquisition Proposal; and

(f)
in the event that Auryn does not have the financial resources to pay the Auryn Termination Fee, the terms of such Auryn Acquisition Proposal provide that the person making such Auryn Superior Proposal shall advance or otherwise provide Auryn the cash required for Auryn to pay the Auryn Termination Fee and such amount shall be advanced or provided on or before the date such Auryn Termination Fee becomes payable;

“Auryn Support Agreements” means the voting and support agreements dated of even date herewith and made between Eastmain and the officers and directors of Auryn, which agreements provide that such shareholders shall, among other things, vote all Auryn Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Auryn Shares, substantially in the form agreed to by the Parties;

“Auryn Supporting Shareholders” means the directors and officers of Auryn who are party to the Auryn Support Agreements;

“Auryn Systems” has the meaning ascribed thereto in Section (q)(ii) of Schedule G of this Agreement;

“Auryn Technical Reports” means the reports prepared under NI 43-101 forming part of the Auryn Disclosure Record and unless the context requires, excludes those on any of the Auryn Peruvian Projects;

“Auryn Termination Fee” has the meaning ascribed thereto in Section 7.3(b)(iii) of this Agreement;

“Auryn Termination Fee Event” has the meaning ascribed thereto in Section 7.3(e) of this Agreement;

“Auryn Warrantholder” means a holder of one or more Auryn Warrants;

“Auryn Warrants” means the common share purchase warrants of Auryn described in the Auryn Disclosure Letter;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended;

“BC Court” means the Supreme Court of British Columbia;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“Closing Date” means the Effective Date;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any liability or obligation, other than reasonable expenses;

“Confidentiality Agreement” means taken together, the confidentiality agreements between Eastmain and Auryn dated May 22, 2020 and between United Mineral Services Ltd and Eastmain date April 20, 2020 (since assigned to Auryn);

“Consolidation Ratio” means the quotient that results from division of 75,900,000 by the number of outstanding Auryn Shares immediately prior to the Effective Time of the Auryn Arrangement and represents the fraction that each New Auryn Share will represent of each Auryn Share upon exchange of New Auryn Shares for Auryn Shares when the Auryn Arrangement completes.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to a Party, is a party or by which a Party is bound or affected or to which any of their respective properties or assets is subject;

“Corporate Governance Policies” has the meaning ascribed thereto in Section (ee) of Schedule F of this Agreement;

“Covered Person” has the meaning ascribed thereto in Section 9.10 of this Agreement;

“D&O Indemnified Party” and “D&O Indemnified Parties” have the meaning ascribed thereto in Section 5.9(a) of this Agreement;

“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by Auryn and Eastmain for the purpose of, among other things, exchanging certificates representing Eastmain Shares for New Auryn Shares in connection with the Eastmain Arrangement and for the distribution of the SpinCo Shares and related matters contemplated herein;

“Diligence Information” means the documents provided or made available to Auryn or Eastmain, as applicable, by Eastmain or Auryn, as applicable, following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its respective due diligence in connection with the Arrangements;

“Dissent Rights” has the meaning ascribed thereto in Section 4.2 of the Auryn Arrangement and the Section 4.1 of the Eastmain Arrangement;

“Eastmain Acquisition Agreement” means a letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Eastmain Acquisition Proposal;

“Eastmain Acquisition Proposal” means, at any time, whether or not in writing, any (i) bona fide proposal or offer with respect to: (1) any direct or indirect acquisition by any person or group of persons of Eastmain Shares (or securities convertible into or exchangeable or exercisable for Eastmain Shares) representing 20% or more of the Eastmain Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Eastmain Shares); (2) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Eastmain; or (3) any direct or indirect acquisition by any person or group of persons of any assets of Eastmain that are Material Properties or that individually or in the aggregate constitute 20% or more of the consolidated book value of the assets of Eastmain based on the financial statements of Eastmain most recently filed prior to such time as part of the Eastmain Disclosure Record (or any lease, license, royalty, joint venture, long term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (ii) public announcement of or of an intention to do any of the foregoing, or (iii) modification or proposed modification of any such proposal, inquiry, expression or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Eastmain, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement and any transaction involving only Eastmain;

“Eastmain Annual Financial Statements” means the audited consolidated financial statements of Eastmain as at, and for the years ended, October 31, 2019 and October 31, 2018 including the notes thereto;

“Eastmain Arrangement” means the plan of arrangement under the provisions of Section 182 of the OBCA substantially in the form and content set out in Schedule D hereto, as amended, modified or supplemented from time to time in accordance with Section 6.1 of the Eastmain Arrangement or at the direction of the Ontario Court in the Eastmain Final Order, with the consent of Auryn and Eastmain, each acting reasonably;

“Eastmain Arrangement Resolutions” means the resolutions to be considered and, if thought fit, passed by the Eastmain Securityholders at Eastmain Meeting, substantially in the form and content of Schedule E of this Agreement, to approve by special majority the Eastmain Arrangement;

“Eastmain Articles of Arrangement” means the articles of arrangement of Eastmain in respect of the Eastmain Arrangement;

“Eastmain Board of Directors” means the board of directors of Eastmain;

“Eastmain Budget” means the Eastmain budget for the period June 1 to October 31, 2020, which is attached to and forms part of the Eastmain Disclosure Letter;

“Eastmain Change of Recommendation” has the meaning ascribed thereto Section 7.2(a)(iii)(A) of this Agreement;

“Eastmain Circular” means the notice of meeting and Eastmain management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Eastmain Securityholders in connection with Eastmain Meeting, including any amendments or supplements thereto;

“Eastmain Data Requirements” has the meaning ascribed thereto in Section (q)(i) of Schedule F of this Agreement;

“Eastmain Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Eastmain and delivered to Auryn concurrently with the execution of this Agreement;

“Eastmain Disclosure Record” means all documents filed by or on behalf of Eastmain on SEDAR since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof;

“Eastmain Expense Fee” has the meaning ascribed thereto in Section 7.3(b)(iv) of this Agreement;

“Eastmain Expense Fee Event” has the meaning ascribed thereto in Section 7.3(d) of this Agreement;

“Eastmain Fairness Opinion” means the opinion of the Eastmain Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Eastmain Shareholders under the Eastmain Arrangement is fair, from a financial point of view, to the Eastmain Shareholders;

“Eastmain Final Order” means the final order of the Ontario Court approving the Eastmain Arrangement;

“Eastmain Financial Advisor” means Maxit Capital LP;

“Eastmain Financial Statements” means, collectively, Eastmain Annual Financial Statements and Eastmain Interim Financial Statements;

“Eastmain Interim Financial Statements” means the unaudited condensed financial statements of Auryn as at, and for the six months ended April 30, 2019 and 2020 including the notes thereto;

“Eastmain Interim Order” means the interim order of the Ontario Court relating to the Eastmain Arrangement and providing for, among other things, the calling and holding of the Eastmain Meeting, as the same may be amended, supplemented or varied by the Ontario Court;

“Eastmain Material Contracts” has the meaning ascribed thereto in Section (x)(i) of Schedule F of this Agreement;

“Eastmain Material Adverse Effect” means any fact, change, effect, event, circumstance, occurrence or development that, taken together with all other facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of Eastmain, provided, however, that any fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, an Eastmain Material Adverse Effect:

(a)
the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b)
changes, developments or conditions in or relating to general international or Canadian, political, economic or financial or capital market conditions;

(c)
any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(d)
changes or developments affecting the global mining industry in general;

(e)
changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(f)
any natural disaster or any climatic or other natural events or conditions;

(g)
any changes in the price of gold;

(h)
any generally applicable changes or proposed changes in IFRS; or

(i)
a change in the market price or trading volume of Eastmain Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby,

provided, however, that each of clauses (d) and (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Eastmain or materially disproportionately adversely affect Eastmain in comparison to other comparable persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Eastmain Material Adverse Effect has occurred;

“Eastmain Material Properties” means the Clearwater Project and the Eleonore South Joint Venture Project, as described in Eastmain Disclosure Letter;

“Eastmain Meeting” means the special meeting of the Eastmain Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Eastmain Interim Order for the purpose of considering and, if thought fit, approving the Eastmain Arrangement Resolution;

“Eastmain Nominees” means the two Eastmain nominees to the New Auryn Board who are Michael Hoffman and Blair Schulz;

“Eastmain Optionholder” means a holder of one or more Eastmain Options;

“Eastmain Option Plan” means the stock option plan of Eastmain last approved by the Eastmain Shareholders on April 25, 2019;

“Eastmain Options” means, at any time, options to acquire Eastmain Shares granted pursuant to the Eastmain Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Eastmain Properties” heas the meaning ascribed thereto in Section 5.1(e)(vi) of this Agreement;

“Eastmain Proposed Agreement” has the meaning ascribed thereto in Section 6.1(e) of this Agreement;

“Eastmain RSU Holder” means a holder of one or more Eastmain RSUs;

“Eastmain RSUs” means restricted share units issued under the Eastmain RSU Plan;

“Eastmain RSU Plan” means the restricted share unit plan of Eastmain last approved by Eastmain Shareholders on April 23, 2020;

“Eastmain Securityholder Approval” has the meaning ascribed thereto in Section 2.2(c) of this Agreement;

“Eastmain Securityholder Consideration” means (i) for holders of Eastmain Shares, an aggregate of 34,100,000 New Auryn Shares to be issued immediately after the Effective Time for all outstanding Eastmain Shares, (ii) for holders of Eastmain Options, the issuance of New Auryn Replacement Options adjusted as to number by the Exchange Ratio and as to exercise price by the inverse of the Exchange Ratio, and (iii) for the holders of Eastmain Warrants, the adjustment of the Eastmain Warrants to provide for the issuance of New Auyrn Shares on the exercise of such warrants in accordance with the terms of the Eastmain Warrants;

“Eastmain Securityholders” means the Eastmain Shareholders, Eastmain Optionholders and Eastmain Warrantholders;

“Eastmain Senior Management” means Laurence Curtis, Blair Schultz and Joe Fazzini;

“Eastmain Shareholder” means a holder of one or more Eastmain Shares;

“Eastmain Shares” means common shares in the capital of Eastmain (and which, for greater certainy, as the context requires, includes the Eastmain Shares that are issued upon the redemption of Eastmain RSUs on a 1:1 basis before the Effective Time of the Eastmain Arrangement);

“Eastmain Special Committee” means the special committee established by the Eastmain Board of Directors in connection with the transactions contemplated by this Agreement;

“Eastmain Subsidiary” means Eastmain Mines Inc., a corporation incorporated under the Canada Business Corporations Act.

“Eastmain Superior Proposal” means a bona fide Eastmain Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Eastmain Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a third party or parties acting jointly (other than Auryn and its affiliates) that did not result from a breach of Article 6 and which or in respect of which:

(a)
the Eastmain Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Eastmain Acquisition Proposal would, taking into account all of the terms and conditions of such Eastmain Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Eastmain Shareholders from a financial point of view than the Eastmain Arrangement (taking into account any amendments to this Agreement and the Eastmain Arrangement proposed by Auryn pursuant to Section 6.1(f));

(b)
is made available to all of the Eastmain Shareholders on the same terms and conditions;

(c)
is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)
is not subject to any due diligence condition;

(e)
the Eastmain Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Eastmain Acquisition Proposal and the person making such Eastmain Acquisition Proposal; and

(f)
in the event that Eastmain does not have the financial resources to pay the Eastmain Termination Fee, the terms of such Eastmain Acquisition Proposal provide that the person making such Eastmain Superior Proposal shall advance or otherwise provide Eastmain the cash required for Eastmain to pay the Eastmain Termination Fee and such amount shall be advanced or provided on or before the date such Eastmain Termination Fee becomes payable;

“Eastmain Support Agreements” means the voting and support agreements dated of even date herewith and made between Auryn and the officers and directors of Eastmain, which agreements provide that such shareholders shall, among other things, vote all Eastmain Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Eastmain Arrangement and not dispose of their Eastmain Shares, substantially in the form agreed to by the Parties;

“Eastmain Supporting Shareholders” means the directors and officers of Eastmain who are party to the Eastmain Support Agreements;

“Eastmain Systems” has the meaning ascribed thereto in Section (q)(ii) of Schedule F of this Agreement;

“Eastmain Technical Report” means the technical report prepared for Eastmain by P&E Mining Consultants entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” and dated effective February 4, 2018;

“Eastmain Termination Fee” has the meaning ascribed thereto in Section 7.3(b)(v) of this Agreement;

“Eastmain Termination Fee Event” has the meaning ascribed thereto in Section 7.3(c) of this Agreement;

“Eastmain Warrantholder” means a holder of one or more Eastmain Warrants;

“Eastmain Warrants” means the common share purchase warrants of Eastmain described in the Eastmain Disclosure Letter;

“Effective Date” has the meaning ascribed thereto in each of the Arrangements;

“Effective Time” has the meaning ascribed thereto in each of the Arrangements;

“Eligible Holders” has the meaning ascribed thereto in Section 5.5(c) of this Agreement;

“Employee Plans” means all benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of Eastmain, sponsored or funded by Eastmain, under which Eastmain has any liability, contingent or otherwise, other than benefit plans established pursuant to statute;

“Employment Agreements” means the employment agreements, consulting agreements and other agreements listed in the Eastmain Disclosure Letter;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including public health);

“Environmental Laws” means Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; Releases or threatened Releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances;

“Exchange Ratio” means the quotient rounded to five significant digits that is obtained by dividing 34,100,000 by the number of outstanding Eastmain Shares immediately prior to the Effective Time of the Eastmain Arrangement;

“Fee” has the meaning ascribed thereto in Section 7.3(b)(i) of this Agreement;

“First Nations Claims” means any and all claims (whether or not proven) by any person to or in respect of:

(a)
rights, title or interests of any First Nations Group by virtue of its status as a First Nations Group;

(b)
treaty rights;

(c)
Métis rights, title or interests; or

(d)
specific or comprehensive claims being considered by the Government of Canada,

and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Effective Time of the Arrangements;

“First Nations Group” means any Indian band, first nation, Métis community or aboriginal group, tribal council, band council or other aboriginal organization in Canada;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE American or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the Environment;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Claim” has the meaning ascribed thereto in Section 5.12(a) of this Agreement;

“Indemnified Liability” means:

(a)
a liability or obligation (including any liability or obligation for Taxes or in respect of any litigation or in respect of Money Laundering Laws) that, following the Effective Time, Auryn is legally or contractually obliged to pay but which was incurred or accrued prior to the Effective Time in respect (but only in respect) of the prior ownership or operation of the SpinCo Assets; and

(b)
any liability or obligation for Tax which is payable to any Governmental Authority arising from, or in connection with: (i) the transaction contemplated under the SpinCo Capitalization Agreements, or (ii) the distribution of the SpinCo Shares to the Auryn Shareholders;

“Indemnified Party” has the meaning ascribed thereto in Section 5.11 of this Agreement;

“Indemnified Tax Claim” has the meaning ascribed thereto in Section 5.12(b)(i) of this Agreement;

“Indemnity Notice” has the meaning ascribed thereto in Section 5.12(a) of this Agreement;

 “Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which Auryn or Eastmain directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of Auryn or Eastmain, as applicable, or any subsidiary of any such entity;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 5.1(m) of this Agreement;

“material fact” has the meaning attributed to such term under the Securities Act;

“Mailing Deadline” means September 4, 2020 or such later date as the Parties may agree;

“Material Contract” means an Eastmain Material Contract or an Auryn Material Contract, as applicable;

“MD&A” means the management discussion and analysis accompanying each quarterly financial statement filing by each of Eastmain and Auryn;

“Meetings” means the Auryn Meeting and Eastmain Meaning together;

“Meetings Deadline” means for each of Eastmain and Auryn, October 6, 2020 or such later date as the Parties may agree;

“Minutes and Resolutions” has the meaning ascribed thereto in Section (jj) of Schedule F of this Agreement;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” means the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, and, as applicable, the Foreign Corrupt Practices Act of 1977, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Authority;

“New Auryn” is a reference to Auryn which assumes completion of the transactions contemplated in the Auryn Arrangement and, as the context requires, also assumes completion of the Eastmain Arrangement;

“New Auryn Board” means the Board of New Auryn after completion of the Arrangements, which will be comprised of up to eight persons and will include the Eastmain Nominees and Auryn Nominees;

“New Auryn Financing” means the proposed private placement offering of subscription receipts of Auryn, each of which will convert into one New Auryn Share, at a price to be determined pursuant to the applicable provision of the Auryn Disclosure Letter, for gross proceeds of at least $15,000,000 which funds shall be deposited and held in escrow prior to the Meetings and released to New Auryn following the Effective Time of the Eastmain Arrangement;

“New Auryn Option” means for each Auryn Option outstanding immediately prior to the Effective Date, a replacement option which immediately after completion of the Auryn Arrangement, will be subject to adjustment for number and exercise price using the Consolidation Ratio, and subsequent to the Effective Date shall be subject to a further price adjustment, downward if at all, pursuant to TSX rules for listed issuers which have spun out assets, with the option remaining term-to-expiry, vesting conditions and manner of exercised unchanged, and provided further that such exercise prices will be determined so that the in-the-money amount of the New Auryn Options held by an option holder is not, immediately after the Effective Time, greater than the in-the money amount of the Auryn Options held by such holder immediately before the Effective Time;

“New Auryn Replacement Option” means an option to acquire one New Auryn Share as described in Article 2 of the Eastmain Arrangement and for which each Eastmain Option is to be exchanged under the Eastmain Arrangement and which, immediately after completion of the Eastmain Arrangement, will, subject to adjustment for number and exercise price using the Exchange Ratio, be identical in every relevant respect to the Eastmain Options;

“New Auryn Shares” means common shares of Auryn after completion of the capital alterations and transactions contemplated by the Auryn Arrangement;

“New Auryn Warrant” means for each Auryn Warrant, a replacement warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one New Auryn Share times the Consolidation Ratio, (ii) one SpinCo Sombrero Share, and (iii) one SpinCo Curibaya Share;

 “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NYSE American” American means NYSE American LLC;

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended;

“Ontario Court” means the Ontario Superior Court of Justice (Commercial List);

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances of such case in the context of the provisions of this Agreement;

“Outside Date” means November 30, 2020 or such later date as may be agreed to in writing by the Parties;

“Party” means each of the corporations referenced on the first page of this Agreement and “Parties” means all of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“Person” or “person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Peruvian Subsidiaries” means Sombrero Minerales S.A.C., Corisur Peru S.A.C. and Magma Minerals S.A.C;

“Privacy Laws” has the meaning ascribed thereto in Section (q)(i) of Schedule F of this Agreement;

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, involving Eastmain, Auryn or any affiliate which is described in the Auryn Disclosure Letter or the Eastmain Disclosure Letter;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis Retrieval;

“Securities Act” means, as applicable to a party hereto, either or both of the Securities Act (British Columbia) and the Securities Act (Ontario) and the rules, regulations and published policies made under those statutes;

“Securities Laws” means, collectively, the applicable securities Laws of each relevant jurisdiction, including the Securities Act and all other applicable Canadian provincial and territorial securities Laws and the U.S. Securities Laws, and their respective regulations, rulings, rules, blanket orders, instruments, fee schedules and prescribed forms thereunder, the applicable policy statements issued by their respective securities commissions, the SEC and the rules and policies of the TSX and the NYSE American;

“SpinCo” means either one of the two newly formed British Columbia subsidiaries of Auryn, each of which is a Party hereto and is herein separately referred to as SpinCo Sombrero or SpinCo Curibaya, and “SpinCos” means both of them together;

“SpinCo Assets” means, collectively, the SpinCo Sombrero Assets and the SpinCo Curibaya Assets;

“SpinCo Capitalization Agreements” means, collectively, the SpinCo Sombrero Capitalization Agreement and the SpinCo Curibaya Capitalization Agreement;

“SpinCo Curibaya” means 1258620 B.C. Ltd;

“SpinCo Curibaya Assets” means (i) all of the issued and outstanding shares of Corisur Peru S.A.C. and Magma Minerals S.A.C., (ii) all indebtedness owed to Auryn by those two Peruvian companies, as estimated and shown pro forma on Schedule C, and (iii) 0.325 of the Adjusted Closing Date Cash;

“SpinCo Curibaya Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Curibaya, in a form satisfactory to Eastmain, acting reasonably, to effect the sale and transfer of SpinCo Curibaya Assets from Auryn to SpinCo Curibaya subject to the concurrent assumption by SpinCo Curibaya of the liabilities of Auryn, if any, related to the SpinCo Curibaya Assets;

“SpinCo Curibaya Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Curibaya Assets;

“SpinCo Curibaya Shares” means the common shares of SpinCo Curibaya to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Auryn Arrangement;

“SpinCo Liabilities” means together the SpinCo Sombrero Liabilities and the SpinCo Curibaya Liabilities;

“SpinCo Shares” has the meaning ascribed thereto in the recitals of this Agreement;

“SpinCo Sombrero” means 1258618 B.C. Ltd.;

“SpinCo Sombrero Assets” means (i) all of the issued and outstanding shares of Sombrero Minerales S.A.C., (ii) all indebtedness owed to Auryn by that Peruvian company, as estimated and shown pro forma on Schedule C, (iii) an amount equal to 0.675 of the Adjusted Closing Date Cash, and (iv) the right to use the names “Auryn” and “Auryn Resources”;

“SpinCo Sombrero Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Sombrero, in a form acceptable to Eastmain acting reasonably, to effect the sale and transfer of the SpinCo Sombrero Assets from Auryn to SpinCo Sombrero subject to the concurrent assumption by SpinCo Sombrero of the liabilities of Auryn, if any, related to the SpinCo Sombrero Assets;

“SpinCo Sombrero Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Sombrero Assets;

“SpinCo Sombrero Shares” means the common shares of SpinCo Sombrero to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Auryn Arrangement;

“SpinCo Valuation Report” means the draft report received by Auryn prior to the date hereof from a recognized independent business valuator as described in the Auryn Disclosure Letter;

“subsidiary” means, with respect to a specified entity, any:

(a)
corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)
partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)
a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Auryn with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof;

“Tax Arbitrator” has the meaning ascribed thereto in Section 5.12(b)(iv) of this Agreement;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, as amended;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws; and

“VWAP” means the volume weighted average price.

1.2
Currency

Except where otherwise specified, all references to currency and use of “$” refers to Canadian dollars.

1.3
Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4
Knowledge

Any reference in this Agreement to the “knowledge” of Auryn, means to the knowledge and information of Auryn Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of Eastmain, means to the knowledge and information of Eastmain Senior Management after making due inquiry regarding the relevant matter.

1.5
Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6
Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7
Schedules

The following are the Schedules to this Agreement:

Schedule A - Auryn Arrangement

Schedule B - Auryn Arrangement and Securities Issuance Resolutions

Schedule C – Summary of Pro-Forma Statements for New Auryn and SpinCos

Schedule D – Eastmain Arrangement

Schedule E - Eastmain Arrangement Resolution

Schedule F - Representations and Warranties of Eastmain

Schedule G - Representations and Warranties of Auryn

ARTICLE 2
THE EASTMAIN ARRANGEMENT

2.1
Eastmain Arrangement

Eastmain and Auryn agree that the Eastmain Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Eastmain Arrangement.

2.2
Eastmain Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Eastmain Meeting in accordance with Section 2.3, Eastmain shall apply to the Ontario Court in a manner acceptable to Auryn, acting reasonably, pursuant to Section 182 of the OBCA and prepare, file and diligently pursue an application for the Eastmain Interim Order, which shall provide, among other things:

(a)
for the class of Persons to whom notice is to be provided in respect of the Eastmain Arrangement and the Eastmain Meeting and for the manner in which such notice is to be provided;

(b)
for confirmation of the record date for the Eastmain Meeting referred to in Section 2.3(a);

(c)
that the requisite approval for the Eastmain Arrangement Resolution shall be 66 2/3% of the votes cast on the Eastmain Arrangement Resolution by (i) Eastmain Shareholders, and (ii) Eastmain Securityholders present, in person or by proxy at the Eastmain Meeting and voting as a single class (the “Eastmain Securityholder Approval”);

(d)
Eastmain Optionholders and Eastmain Warrantholders will be entitled to one vote for each Eastmain Share underlying their Eastmain Options and Eastmain Warrants, on an as if converted basis, and such votes shall be included in the class vote of the holders of Eastmain Shares and not as a separate class;

(e)
that, in all other respects, the terms, conditions and restrictions of the Eastmain constating documents, including quorum requirements and other matters, shall apply in respect of the Eastmain Meeting;

(f)
for the grant of Dissent Rights as contemplated in the Eastmain Arrangement;

(g)
for the notice requirements with respect to the presentation of the application to the Ontario Court for the Eastmain Final Order;

(h)
that the Eastmain Meeting may be adjourned from time to time by Eastmain, subject to the terms of this Agreement, without the need for additional approval of the Ontario Court;

(i)
that the record date for Eastmain Securityholders entitled to notice of and to vote at the Eastmain Meeting will not change in respect of any adjournment(s) of the Eastmain Meeting;

(j)
that it is Auryn’s and Eastmain’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the New Auryn Shares and New Auryn Replacement Options to Eastmain Securityholders, as applicable, to be issued pursuant to the Eastmain Arrangement, based on the Ontario Court’s approval of the Eastmain Arrangement, and that, in connection therewith, the Ontario Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Eastmain Arrangement to each Person to whom the New Auryn Shares and New Auryn Replacement Options will be issued. Each Person to whom New Auryn Shares and New Auryn Replacement Options will be issued on completion of the Eastmain Arrangement will be given adequate notice advising them of their right to attend and appear before the Ontario Court at the hearing of the Ontario Court for the Eastmain Final Order and providing them with adequate information to enable such Person to exercise such right; and

(k)
for such other matters as Auryn may reasonably require, subject to obtaining the prior consent of Eastmain, such consent not to be unreasonably withheld or delayed.

2.3
Eastmain Meeting

Subject to the terms of this Agreement:

(a)
Eastmain agrees to convene and conduct the Eastmain Meeting in accordance with the Eastmain Interim Order, Eastmain’s constating documents and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Eastmain agrees that it shall, in consultation with Auryn, fix and publish a record date for the purposes of determining the Eastmain Securityholders entitled to receive notice of and vote at the Eastmain Meeting in accordance with the Eastmain Interim Order. Eastmain agrees to use its commercially reasonable efforts to schedule the Eastmain Meeting on the same day as the Auryn Meeting.

(b)
Subject to Section 6.1, except as required for quorum purposes or otherwise permitted under this Agreement, Eastmain shall not adjourn (except as required by Law or by valid Eastmain Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Eastmain Shareholder action) postponement or cancellation of) the Eastmain Meeting without Auryn’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c)
Eastmain will advise Auryn as Auryn may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Eastmain Meeting, as to the aggregate tally of the proxies received by Eastmain in respect of the Eastmain Arrangement Resolution.

(d)
Eastmain will promptly advise Auryn of any written notice of dissent or purported exercise by any Eastmain Shareholder of Dissent Rights received by Eastmain in relation to the Eastmain Arrangement and any withdrawal of Dissent Rights received by Eastmain and any written communications sent by or on behalf of Eastmain to any Eastmain Shareholder exercising or purporting to exercise Dissent Rights in relation to the Eastmain Arrangement.

2.4
Eastmain Circular

(a)
As promptly as reasonably practicable following execution of this Agreement but in any event prior to the close of business on the Mailing Deadline, Eastmain shall (i) prepare the Eastmain Circular together with any other documents required by applicable Laws, (ii) file the Eastmain Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Eastmain Circular as required under applicable Laws and by the Eastmain Interim Order. On the date of mailing thereof, the Eastmain Circular shall comply in all material respects with all applicable Laws and the Eastmain Interim Order and shall contain sufficient detail to permit the Eastmain Securityholders to form a reasoned judgement concerning the matters to be placed before them at the Eastmain Meeting.

(b)
In the event that Eastmain provides a notice to Auryn regarding a possible Eastmain Acquisition Proposal pursuant to Section 6.1(c) prior to the mailing of the Eastmain Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven (7) days following the earlier of either (i) written notification from Eastmain to Auryn that the Eastmain Board of Directors has determined that the Eastmain Acquisition Proposal is not an Eastmain Superior Proposal, or (ii) the date on which Eastmain and Auryn enter into an amended agreement pursuant to Section 6.1(f) which results in the Eastmain Acquisition Proposal in question not being an Eastmain Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)
Eastmain shall ensure that the Eastmain Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Eastmain Circular will not contain any misrepresentation (except that Eastmain shall not be responsible for any information relating to Auryn and its affiliates, including the Auryn Shares).

(d)
Subject to Section 6.1, Eastmain shall (i) solicit proxies in favour of the Eastmain Arrangement Resolution, against any resolution submitted by any other Eastmain Shareholder, including, if so requested by Auryn, using the services of dealers and proxy solicitation services and permitting Auryn to otherwise assist Eastmain in such solicitation, and, notwithstanding any other provision in this Agreement, the cost and expenses associated with any such proxy solicitation requested by Auryn shall be borne by Auryn, and take all other actions that are reasonably necessary or desirable to seek the Eastmain Securityholder Approval, (ii) unanimously recommend to Eastmain Securityholders that they vote in favour of the Eastmain Arrangement Resolution, (iii) not make an Eastmain Change of Recommendation, and (iv) include in the Eastmain Circular (A) a copy of the Eastmain Fairness Opinion, (B) a statement that the Eastmain Special Committee has received the Eastmain Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Eastmain Board approve the Agreement and recommend that the Eastmain Securityholders vote in favour of the Eastmain Arrangement Resolution, (C) a statement that the Eastmain Board has unanimously, after receiving legal and financial advice and the recommendation of the Eastmain Special Committee, determined that the Eastmain Arrangement Resolution are in the best interests of Eastmain and recommends that the Eastmain Securityholders vote in favour of the Eastmain Arrangement Resolution, and (D) a statement that each director and executive officer of Eastmain intends to vote all of such Person’s Eastmain Securities in favour of the Eastmain Arrangement Resolution, subject to the other terms of this Agreement and the Eastmain Support Agreements.

(e)
Auryn shall provide to Eastmain all information regarding Auryn, its affiliates and the Auryn Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws as required by the Eastmain Interim Order or applicable Laws for inclusion in the Eastmain Circular or in any amendments or supplements to such Eastmain Circular. Auryn shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Eastmain Circular and to the identification in the Eastmain Circular of each such advisor. Auryn shall ensure that such information shall be complete and correct in all material respects, shall comply in all material respects with all applicable Laws and, without limiting the generality of the foregoing, shall not include any misrepresentations.

(f)
Auryn and its legal counsel shall be given a reasonable opportunity to review and comment on the Eastmain Circular prior to the Eastmain Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by Auryn and its legal counsel, provided that all information relating solely to Auryn, its affiliates and the Auryn Shares included in the Eastmain Circular shall be in form and content satisfactory to Auryn, acting reasonably. Eastmain shall provide Auryn with final copies of the Eastmain Circular prior to the mailing to the Eastmain Securityholders.

(g)
Eastmain and Auryn shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Eastmain Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Eastmain Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Eastmain Circular as required or appropriate, and Eastmain shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Eastmain Circular to Eastmain Securityholders and, if required by the Ontario Court or applicable Laws, file the same with any Governmental Authority and as otherwise required.

2.5
Preparation of Filings

Auryn and Eastmain shall co-operate and use their commercially reasonable efforts to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Eastmain Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the New Auryn Shares are freely tradeable in Canada and that the New Auryn Shares and New Auryn Replacement Options will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act upon their issuance (other than in the case of those persons who will be affiliates of New Auryn who shall be subject to certain restrictions on resale under the United States securities Laws, including Rule 144 under the U.S. Securities Act), Auryn shall not be required to file a prospectus or similar document or otherwise become subject to the Securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Eastmain Arrangement. Auryn may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Eastmain Arrangement. Eastmain shall provide to Auryn all information regarding Eastmain and its affiliates as required by applicable Securities Laws in connection with such filings. Eastmain shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6
Eastmain Final Order

If (a) the Eastmain Interim Order is obtained, and (b) the Eastmain Arrangement Resolution are passed at the Eastmain Meeting by the Eastmain Securityholders as provided for in the Eastmain Interim Order and as required by applicable Law, subject to the terms of this Agreement, Eastmain shall diligently pursue and take all steps necessary or desirable to have the hearing before the Ontario Court of the application for the Eastmain Final Order pursuant to Section 182 of the OBCA held as soon as reasonably practicable and, in any event, within three (3) Business Days following the approval of the Eastmain Arrangement Resolution at the Eastmain Meeting.

2.7
Court Proceedings

Subject to the terms of this Agreement, Auryn will cooperate with and assist Eastmain in seeking the Eastmain Interim Order and the Eastmain Final Order, including by providing Eastmain on a timely basis any information reasonably required to be supplied by Auryn in connection therewith. Eastmain will provide legal counsel to Auryn with reasonable opportunity to review and comment upon drafts of all material to be filed with the Ontario Court in connection with the Eastmain Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Eastmain will not file any material with the Ontario Court in connection with the Eastmain Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Auryn’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that, nothing herein shall require Auryn to agree or consent to any increase in the Eastmain Securityholder Consideration or other modification or amendment to such filed or served materials that expands or increases Auryn’s obligations set forth in any such filed or served materials or under this Agreement or the Eastmain Arrangement. Eastmain shall also provide to Auryn’s legal counsel on a timely basis copies of any notice of appearance or other Ontario Court documents served on Eastmain in respect of the application for the Eastmain Interim Order or the Eastmain Final Order or any appeal therefrom and of any notice, whether written or oral, received by Eastmain indicating any intention to oppose the granting of the Eastmain Interim Order or the Eastmain Final Order or to appeal the Eastmain Interim Order or the Eastmain Final Order. Eastmain will ensure that all materials filed with the Ontario Court in connection with the Eastmain Arrangement are consistent in all material respects with the terms of this Agreement and the Eastmain Arrangement. In addition, Eastmain will not object to legal counsel to Auryn making such submissions on the hearing of the motion for the Eastmain Interim Order and the application for the Eastmain Final Order as such counsel considers appropriate, provided that Eastmain is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Eastmain Arrangement. Eastmain will also oppose any proposal from any party that the Eastmain Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Eastmain Final Order and prior to the Effective Date, Eastmain is required by the terms of the Eastmain Final Order or by Law to return to Ontario Court with respect to the Eastmain Final Order, it shall do so after notice to, and in consultation and cooperation with, Auryn.

2.8
U.S. Securities Law Matters

The Parties agree that the Eastmain Arrangement shall be carried out with the intention that all New Auryn Shares and New Auryn Replacement Options issued under the Eastmain Arrangement, excluding any New Auryn Shares issuable upon exercise of the New Auryn Replacement Options or the Eastmain Warrants, shall be issued by New Auryn in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate New Auryn’s compliance with other United States securities Laws, the Parties agree that the Eastmain Arrangement shall be carried out on the following basis:

(a)
pursuant to Section 2.2(j), prior to the issuance of the Eastmain Interim Order, the Ontario Court shall be advised as to the intention of Auryn and Eastmain to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of New Auryn Shares and New Auryn Replacement Options pursuant to the Eastmain Arrangement, based on the Ontario Court’s approval of the Eastmain Arrangement;

(b)
prior to the issuance of the Eastmain Interim Order, Eastmain shall file with the Ontario Court a copy of the proposed text of the Eastmain Circular together with any other documents required by applicable Laws in connection with the Eastmain Meeting;

(c)
the Ontario Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Eastmain Arrangement and the issuance of the New Auryn Shares and New Auryn Replacement Options pursuant to the Eastmain Arrangement;

(d)
Eastmain shall ensure that each Eastmain Shareholder, Eastmain Optionholder and Eastmain Warrantholder shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Ontario Court for the Eastmain Final Order to give approval to the Eastmain Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)
all Persons entitled to receive New Auryn Shares and New Auryn Replacement Options pursuant to the Eastmain Arrangement shall be advised that the New Auryn Shares and New Auryn Replacement Options issued pursuant to the Eastmain Arrangement have not been registered under the U.S. Securities Act and shall be issued by New Auryn in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of New Auryn, shall be subject to certain restrictions on resale under the United States securities Laws, including Rule 144 under the U.S. Securities Act;

(f)
Eastmain Optionholders entitled to receive New Auryn Replacement Options pursuant to the Eastmain Arrangement will be advised that although the New Auryn Replacement Options issued pursuant to the Eastmain Arrangement will be issued by New Auryn in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act, such exemption does not exempt the issuance of the underlying securities upon the exercise of such New Auryn Replacement Options; therefore, the New Auryn Shares issuable upon exercise of the New Auryn Replacement Options and Eastmain Warrants cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) thereof and the New Auryn Replacement Options and Eastmain Warrants may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(g)
the Eastmain Interim Order approving the Eastmain Meeting shall specify that each Person entitled to receive New Auryn Shares and New Auryn Replacement Options pursuant to the Eastmain Arrangement shall have the right to appear before the Ontario Court at the hearing of the Ontario Court to give approval of the Eastmain Arrangement so long as they enter an appearance within a reasonable time;

(h)
the Eastmain Final Order approving the terms and conditions of the Eastmain Arrangement that is obtained from the Ontario Court will expressly state that the Eastmain Arrangement is approved by the Ontario Court as fair and reasonable to all Persons entitled to receive New Auryn securities pursuant to the Eastmain Arrangement;

(i)
the Eastmain Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of common shares and options of New Auryn pursuant to the Plan of Arrangement.”; and

(j)
the Ontario Court shall hold a hearing before approving the fairness of the terms and conditions of the Eastmain Arrangement and issuing the Eastmain Final Order.

2.9
Eastmain Articles of Arrangement and Effective Date

The Eastmain Articles of Arrangement shall implement the Eastmain Arrangement immediately following completion of the Auryn Arrangement. Subject to obtaining the Eastmain Final Order and in coordination with Auryn completing the Auryn Arrangement under Section 3.7, Eastmain and Auryn shall seek to complete the Arrangements no later than the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 8, unless another time or date is agreed to in writing by the Parties. The Eastmain Articles of Arrangement shall be filed by Eastmain, provided that the Eastmain Articles of Arrangement shall not be sent for filing, except as contemplated hereby or with Auryn’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. From and after the Effective Time of the Eastmain Arrangement, the Eastmain Arrangement will have all of the effects provided by applicable Law, including the OBCA. Eastmain agrees to amend the Eastmain Arrangement at any time prior to the Effective Time of the Eastmain Arrangement in accordance with Section 7.4 of this Agreement to include such other terms determined to be necessary or desirable by Auryn, provided that the Eastmain Arrangement shall not be amended in any manner which has the effect of reducing the Eastmain Securityholder Consideration and which Eastmain has agreed, acting reasonably, is not otherwise prejudicial to the Eastmain Shareholders or other parties to be bound by the Eastmain Arrangement and is not inconsistent with the provisions of this Agreement.

The completion of the Eastmain Arrangement will be deemed to take place at the Effective Time of the Eastmain Arrangement on the Effective Date, immediately following the Effective Time of the Auryn Arrangement as contemplated by Section 3.7.

2.10
Payment of Eastmain Securityholder Consideration

Auryn will, following receipt by Eastmain of the Eastmain Final Order and prior to the filing by Eastmain of the Eastmain Articles of Arrangement, deposit in escrow with the Depositary a sufficient number of Auryn Shares to issue the aggregate Eastmain Securityholder Consideration pursuant to the Eastmain Arrangement (other than to Eastmain Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection). Auryn will concurrently issue the New Auryn Replacement Options and notify the holders of Eastmain Options and Eastmain Warrants by letter, email or other means of the availability for exchange of the replacement securities or adjustment, as applicable.

2.11
Announcement and Shareholder Communications

Auryn and Eastmain shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Auryn and Eastmain, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Auryn and Eastmain agree to co-operate in the preparation of presentations, if any, to Eastmain Shareholders or Auryn Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (i) issue any news release or otherwise make public announcements with respect to this Agreement, the Eastmain Arrangement or the Auryn Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) or (ii) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12
Withholding Taxes

Auryn, Eastmain, and the Depositary shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person, including dissenting shareholders, pursuant to the Eastmain Arrangement or Auryn Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Eastmain Securityholders or Auryn Securityholders, such Taxes or other amounts as Auryn, Eastmain or the Depositary is required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

2.13
List of Shareholders

At the reasonable request of Auryn from time to time, Eastmain shall provide Auryn with a list (in written and electronic form) of the registered Eastmain Shareholders, together with their addresses and respective holdings of Eastmain Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Eastmain to acquire Eastmain Shares (including holders of Eastmain Options and Eastmain Warrants) and a list of non-objecting beneficial owners of Eastmain Shares, together with their addresses and respective holdings of Eastmain Shares. Eastmain shall from time to time require that its registrar and transfer agent furnish Auryn with such additional information, including updated or additional lists of Eastmain Shareholders and lists of holdings and other assistance as Auryn may reasonably request.

ARTICLE 3
THE AURYN ARRANGEMENT

3.1
Auryn Arrangement

Auryn and Eastmain agree that the Auryn Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Auryn Arrangement.

3.2
Auryn Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Auryn Meeting in accordance with Section 3.3, Auryn shall apply to the BC Court in a manner acceptable to Eastmain, acting reasonably, pursuant to Section 288 of the BCBCA and prepare, file and diligently pursue an application for the Auryn Interim Order, which shall provide, among other things:

(a)
for the class of Persons to whom notice is to be provided in respect of the Auryn Arrangement and the Auryn Meeting and for the manner in which such notice is to be provided;

(b)
for confirmation of the record date for the Auryn Meeting referred to in Section 3.3(a);

(c)
that the requisite approval for the Auryn Arrangement and Securities Issuance Resolutions shall be: (i) 66 2/3% and 50% +1 respectively of the votes cast on the Auryn Arrangement Resolution and Securities Issuance Resolutions, by (A) the Auryn Shareholders and (B) the Auryn Securityholders present, in Person or by proxy at the Auryn Meeting voting together as a single class, and (ii) if required by the TSX, 50%+1 of the Auryn Shareholders that are not participating in the New Auryn Financing (the “Auryn Securityholder Approval”);

(d)
Auryn Optionholders shall receive one vote for each Auryn Share underlying their Auryn Options voting with Auryn Shares as a single class;

(e)
Auryn Warrantholders shall receive one vote for each Auryn Share underlying their Auryn Warrants voting with Auryn Shares as a single class;

(f)
that, in all other respects, the terms, conditions and restrictions of the Auryn constating documents, including quorum requirements and other matters, shall apply in respect of the Auryn Meeting;

(g)
for the grant of Dissent Rights as contemplated in the Auryn Arrangement;

(h)
that the Auryn Meeting may be adjourned from time to time by Auryn, subject to the terms of this Agreement, without the need for additional approval of the BC Court;

(i)
for the notice requirements with respect to the presentation of the application to the BC Court for the Auryn Final Order;

(j)
that the record date for Auryn Securityholders entitled to notice of and to vote at the Auryn Meeting will not change in respect of any adjournment(s) of the Auryn Meeting;

(k)
for such other matters as Eastmain may reasonably require, subject to obtaining the prior written consent of Auryn, such consent not to be unreasonably withheld or delayed; and

(l)
that it is Auryn’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuances of New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares to be distributed pursuant to the Auryn Arrangement, based on the BC Court’s consideration of the fairness of the Auryn Arrangement.

3.3
Auryn Meeting

Subject to the terms of this Agreement:

(a)
Auryn agrees to convene and conduct the Auryn Meeting in accordance with the Auryn Interim Order, Auryn’s constating documents and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Auryn agrees that it shall, in consultation with Eastmain, fix and publish a record date for determining the Auryn Securityholders entitled to receive notice of and vote at the Auryn Meeting in accordance with the Auryn Interim Order. Auryn agrees to use its commercially reasonably efforts to schedule the Auryn Meeting on the same day as the Eastmain Meeting.

(b)
At the Auryn Meeting, in addition to the Auryn Arrangement and Securities Issuance Resolutions, the Auryn Shareholders will also be asked to consider such annual shareholders’ business and other matters as may be advisable in connection with the Arrangements and set out in the Auryn Disclosure Letter.

(c)
Subject to Section 6.2, except as required for quorum purposes or otherwise permitted under this Agreement, Auryn shall not adjourn (except as required by Law or by valid Auryn Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Auryn Shareholder action), postponement or cancellation of) the Auryn Meeting without Eastmain’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)
Auryn will advise Eastmain as Eastmain may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Auryn Meeting, as to the aggregate tally of the proxies received by Auryn in respect of the Auryn Arrangement and Securities Issuance Resolutions.

(e)
Auryn will promptly advise Eastmain of any written notice of dissent or purported exercise by any Auryn Shareholder of Dissent Rights received by Auryn in relation to the Auryn Arrangement and any withdrawal of Dissent Rights received by Auryn and any written communications sent by or on behalf of Auryn to any Auryn Shareholder exercising or purporting to exercise Dissent Rights in relation to the Auryn Arrangement.

3.4
Auryn Circular

(a)
As promptly as reasonably practicable following execution of this Agreement but in any event prior to the close of business on the Mailing Deadline, Auryn shall (i) prepare the Auryn Circular together with any other documents required by applicable Laws, (ii) file the Auryn Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Auryn Circular as required in accordance with all applicable Laws and the Auryn Interim Order. On the date of mailing thereof, the Auryn Circular shall comply in all material respects with all applicable Laws and the Auryn Interim Order and shall contain sufficient detail to permit the Auryn Securityholders to form a reasoned judgement concerning the matters to be placed before them at the Auryn Meeting.

(b)
In the event that Auryn provides a notice to Eastmain regarding a possible Auryn Acquisition Proposal pursuant to Section 6.2(c) prior to the mailing of the Auryn Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven (7) days following the earlier of either (i) written notification from Auryn to Eastmain that the Auryn Board of Directors has determined that the Auryn Acquisition Proposal is not an Auryn Superior Proposal, or (ii) the date on which Eastmain and Auryn enter into an amended agreement pursuant to Section 6.2(f) which results in the Auryn Acquisition Proposal in question not being an Auryn Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)
Auryn shall ensure that the Auryn Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Auryn Circular will not contain any misrepresentation (except that Auryn shall not be responsible for any information relating to Eastmain and its affiliates, including the Eastmain Shares).

(d)
Subject to Section 6.2, Auryn shall (i) solicit proxies in favour of the Auryn Arrangement and Securities Issuance Resolutions, and against any resolution submitted by any other Auryn Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Auryn Securityholder Approval; (ii) recommend to Auryn Securityholders that they vote in favour of the Auryn Arrangement and Securities Issuance Resolutions; (iii) not make an Auryn Change of Recommendation; and (iv) include in the Auryn Circular (A) a copy of the Auryn Fairness Opinion, (B) a statement that the Auryn Special Committee has received the Auryn Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Auryn Board approve the Agreement and recommend that the Auryn Securityholders vote in favour of the Auryn Arrangement and Securities Issuance Resolutions, (C) a statement that the Auryn Board has unanimously, after receiving legal and financial advice and the recommendation of the Auryn Special Committee, determined that the Auryn Arrangement and Securities Issuance Resolutions are in the best interests of Auryn and recommends that the Auryn Securityholders vote in favour of the Auryn Arrangement and Securities Issuance Resolutions, and (D) a statement that each director and executive officer of Auryn intends to vote all of such Person’s Auryn Securities in favour of the Auryn Arrangement and Securities Issuance Resolutions, subject to the terms of this Agreement and the Auryn Support Agreements.

(e)
Eastmain shall provide to Auryn all information regarding Eastmain, its affiliates and the Eastmain Shares as required by the Auryn Interim Order or applicable Laws for inclusion in the Auryn Circular or in any amendments or supplements to such Auryn Circular. Eastmain shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Auryn Circular and to the identification in the Auryn Circular of each such advisor. Eastmain shall ensure that such information shall be complete and correct in all material respects, shall comply in all material respects with all applicable Laws and, without limiting the generality of the foregoing, shall not include any misrepresentations.

(f)
Eastmain and its legal counsel shall be given a reasonable opportunity to review and comment on the Auryn Circular prior to the Auryn Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by Eastmain and its legal counsel, provided that all information relating solely to Eastmain, its affiliates and the Eastmain Shares included in the Auryn Circular shall be in form and content satisfactory to Eastmain, acting reasonably. Auryn shall provide Eastmain with final copies of the Auryn Circular prior to the mailing to the Auryn Securityholders.

(g)
Eastmain and Auryn shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Auryn Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Auryn Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Auryn Circular as required or appropriate, and Auryn shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Auryn Circular to Auryn Securityholders and, if required by the BC Court or applicable Laws, file the same with the Governmental Authorities and as otherwise required.

3.5
Auryn Final Order

If (a) the Auryn Interim Order is obtained, and (b) the Auryn Arrangement and Securities Issuance Resolutions are passed at the Auryn Meeting by the Auryn Securityholders as provided for in the Auryn Interim Order and as required by applicable Law, subject to the terms of this Agreement, Auryn shall diligently pursue and take all steps necessary or desirable to have the hearing before the BC Court of the application for the Auryn Final Order pursuant to Section 288 of the BCBCA held as soon as reasonably practicable, and in any event, within three (3) Business Days following the approval of the Auryn Arrangement and Securities Issuance Resolutions at the Auryn Meeting.

3.6
Court Proceedings

Subject to the terms of this Agreement, Eastmain will cooperate with and assist Auryn in seeking the Auryn Interim Order and the Auryn Final Order, including by providing Auryn on a timely basis any information reasonably required to be supplied by Eastmain in connection therewith. Auryn will provide legal counsel to Eastmain with reasonable opportunity to review and comment upon drafts of all material to be filed with the BC Court in connection with the Auryn Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Auryn will not file any material with the BC Court in connection with the Auryn Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 3.6 or with Eastmain’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that, nothing herein shall require Eastmain to agree or consent to any decrease in Eastmain Securityholder Consideration or other modification or amendment to such filed or served materials that expands or increases Eastmain’s obligations set forth in any such filed or served materials or under this Agreement or the Auryn Arrangement. Auryn will ensure that all materials filed with the BC Court in connection with the Auryn Arrangement are consistent in all material respects with the terms of this Agreement and the Auryn Arrangement. Auryn will also oppose any proposal from any party that the Auryn Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Auryn Final Order and prior to the Effective Date, Auryn is required by the terms of the Auryn Final Order or by Law to return to BC Court with respect to the Auryn Final Order, it shall do so after notice to, and in consultation and cooperation with, Eastmain.

3.7
Implementation of Auryn Arrangement and Effective Date

Subject to obtaining the Auryn Final Order, the Auryn Arrangement shall be implemented as soon as reasonably practicable and immediately prior to the completion of the Eastmain Arrangement under Section 2.8, not later than the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 8, unless another time or date is agreed to in writing by the Parties, and from the Effective Time of the Auryn Arrangement, the Auryn Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

The completion of the Auryn Arrangement will be deemed to take place at the Effective Time of the Auryn Arrangement, and shall be implemented on the Effective Date following confirmation by email by counsel for each of Eastmain and Auryn that each of Auryn and Eastmain are ready to implement the Arrangements as contemplated by Section 2.9 and this Section 3.7.

3.8
U.S. Securities Law Matters

Eastmain agrees that the Auryn Arrangement shall be carried out by Auryn with the intention that all New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares issued under the Auryn Arrangement shall be issued by New Auryn in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of this exemption and to facilitate New Auryn’s compliance with other United States securities Laws, Auryn will carry out the Auryn Arrangement substantially as follows, with any modifications recommended by legal counsel to Auryn to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act:

(a)
prior to the issuance of the Auryn Interim Order, the BC Court shall be advised as to the intention of Auryn to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuances of New Auryn Shares, New Auyrn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Auryn Arrangement, based on the BC Court’s approval of the Auryn Arrangement;

(b)
prior to the issuance of the Auryn Interim Order, Auryn shall file with the BC Court a copy of the proposed text of the Auryn Circular together with any other documents required by applicable Laws in connection with the Auryn Meeting;

(c)
the BC Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Auryn Arrangement and the issuances of New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Auryn Arrangement;

(d)
Auryn shall ensure that each Auryn Securityholder shall be given adequate and appropriate notice advising them of their right to attend the hearing of the BC Court for the Auryn Final Order to give approval to the Auryn Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)
all Persons entitled to receive New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Auryn Arrangement shall be advised that the New Auryn Shares, the New Auryn Options, the New Auryn Warrants, the SpinCo Curibaya Shares and the SpinCo Sombrero Shares to be issued to them pursuant to the Auryn Arrangement have not been registered under the U.S. Securities Act and will be issued by New Auryn in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of New Auryn, shall be subject to certain restrictions on resale under the United States securities Laws, including Rule 144 under the U.S. Securities Act;

(f)
Auryn Optionholders entitled to receive New Auryn Options and Auryn Warrantholders entitled to receive New Auryn Warrants pursuant to the Auryn Arrangement will be advised that although the New Auryn Options and the New Auryn Warrants issued pursuant to the Auryn Arrangement will be issued by New Auryn in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act, such exemption does not exempt the issuance of the underlying securities upon the exercise of such New Auryn Options or New Auryn Warrants; therefore, the underlying securities issuable upon exercise of the New Auryn Options and New Auryn Warrants cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) thereof and the New Auryn Options and New Auryn Warrants may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(g)
the Auryn Interim Order approving the Auryn Meeting shall specify that each Person entitled to receive New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Auryn Arrangement shall have the right to appear before the BC Court at the hearing of the BC Court to give approval of the Auryn Arrangement so long as they enter an appearance within a reasonable time;

(h)
the Auryn Final Order approving the terms and conditions of the Auryn Arrangement that is obtained from the BC Court will expressly state that the Auryn Arrangement is approved by the BC Court as fair and reasonable to all Persons entitled to receive New Auryn Shares, New Auryn Options, New Auryn Warrants, SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Auryn Arrangement; and

(i)
the Auryn Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of the New Auryn Shares, the New Auryn Options, the New Auryn Warrants, the SpinCo Curibaya Shares and the SpinCo Sombrero Shares pursuant to the Plan of Arrangement.”

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1
Representations and Warranties of Eastmain

Eastmain represents and warrants to and in favour of Auryn as set forth in Schedule F and acknowledges Auryn is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated hereby.

4.2
Representations and Warranties of Auryn

Auryn represents and warrants to and in favour of Eastmain as set forth in Schedule G and acknowledges Eastmain is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated hereby.

4.3
Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangements and will expire and be terminated on the earlier of the Effective Time of the Eastmain Arrangement (being the second of the two Arrangements to be completed in accordance with this Agreement) and the date on which this Agreement is terminated in accordance with its terms. This Section 4.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time of the Arrangements or the date on which this Agreement is terminated, as the case may be.

ARTICLE 5
COVENANTS

5.1
Covenants of Eastmain Regarding the Conduct of Business

Eastmain covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Auryn otherwise consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

(a)
the businesses of Eastmain will be conducted only in the ordinary course of business and in accordance with Eastmain Budget (provided that Eastmain may amend the Eastmain Budget without Auryn’s consent where such amendments do not increase the liabilities, costs or cash outlay of Eastmain by more than 5% of the total Eastmain Budget and do not result in a change in the allocation of expenditures to an activity not originally included in the Eastmain Budget and do not, in any event, contemplate any diamond, reverse circulation or percussion drilling), Eastmain will comply with the terms of all Eastmain Material Contracts and Eastmain will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)
Eastmain will fully cooperate and consult through meetings with Auryn, as Auryn may reasonably request, to allow Auryn to monitor, and provide input with respect to the direction and control of, any activities relating to the exploration and maintenance of the Eastmain Material Properties that may be permitted by Auryn and will obtain the written consent of Auryn (which shall not be unreasonably withheld, conditioned or delayed) prior to the public disclosure of exploration results or other technical information, provided, however, that the foregoing shall be subject to Eastmain’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and Eastmain shall use all commercially reasonable efforts to give prior oral or written notice to Auryn and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(c)
Eastmain will not, and will cause the Eastmain Subsidiary to not, directly or indirectly:

(i)
alter or amend the articles, charter, by-laws or other constating documents of Eastmain;

(ii)
declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Eastmain (other than dividends, distributions, payments or return of capital made to Eastmain) (except in accordance with the Eastmain Arrangement);

(iii)
split, divide, consolidate, combine or reclassify the Eastmain Shares or any other securities of Eastmain;

(iv)
issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Eastmain Shares or other securities of Eastmain, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Eastmain Shares or other securities of Eastmain, other than the issuance of Eastmain Shares issuable pursuant to: (A) the terms of Eastmain Options, Eastmain Warrants or Eastmain RSUs outstanding on the date hereof; or (B) the terms of existing Eastmain Material Contracts;

(v)
redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Eastmain Shares or other securities or securities convertible into or exchangeable or exercisable for Eastmain Shares or any such other securities;

(vi)
amend the terms of any securities of Eastmain;

(vii)
adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Eastmain;

(viii)
create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(ix)
reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

(x)
make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Eastmain Disclosure Record, as required by applicable Laws or under IFRS; or

(xi)
enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)
Eastmain will immediately notify Auryn orally and then promptly notify Auryn in writing of (i) any “material change” (as defined in the Securities Act) in relation to Eastmain, (ii) any event, circumstance or development that, to the knowledge of Eastmain, has had or would reasonably be expected to have, individually or in the aggregate, an Eastmain Material Adverse Effect, (iii) any breach of this Agreement in any material respect by Eastmain (where, for the purposes of requiring notice under this subsection shall include any breach that would result in an expenditure, cash outlay, liability, claim or indebtedness of $50,000 or more), or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate in any material respect such that any of the conditions in Section 8.2(c) would not be satisfied;

(e)
except as contemplated in the Eastmain Budget, Eastmain will not, directly or indirectly, except in connection with this Agreement:

(i)
sell, pledge, lease, licence, dispose of or encumber any assets or properties of Eastmain;

(ii)
acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)
incur any expenses or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)
pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Eastmain Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)
engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Eastmain in the manner such existing businesses generally have been carried on or (as disclosed in the Eastmain Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)
except as provided for in Eastmain Budget in respect of any property (including without limitation, the Eastmain Material Properties) and assets reflected in the balance sheet forming part of the Eastmain Disclosure Record (collectively the “Eastmain Properties”), expend or commit to expend any amounts with respect to expenses for such Eastmain Properties; or

(vii)
authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)
except as contemplated in the Eastmain Budget, Eastmain will not, directly or indirectly, except in the ordinary course of business:

(i)
terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)
except in connection with matters otherwise permitted under this Section 5.1, enter into any Contract which would be a Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

(iii)
enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)
enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)
except as contemplated in the Eastmain Budget, Eastmain will not, except as required by an existing Contract or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)
grant to any officer, director, employee or consultant of Eastmain an increase in compensation in any form;

(ii)
grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Eastmain other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Eastmain Disclosure Letter;

(iii)
take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)
enter into or modify any employment or consulting agreement with any officer or director of Eastmain;

(v)
terminate the employment or consulting arrangement of any senior management employees (including Eastmain Senior Management), except for cause;

(vi)
increase any benefits payable under its current severance or termination pay policies;

(vii)
adopt or amend or make any contribution to or any award under the Eastmain Option Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Eastmain; or

(viii)
take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Eastmain Option Plan, except in accordance with its terms as contemplated herein;

(h)
Eastmain will not make any loan to any officer, director, employee or consultant of Eastmain or its subsidiaries;

(i)
Eastmain will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Eastmain, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 5.9(b), Eastmain will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

(j)
Eastmain will use reasonable commercial efforts to retain the services of its existing employees and consultants (including Eastmain Senior Management) until the Effective Time of the Eastmain Arrangement, and will promptly provide written notice to Auryn of the resignation or termination of any of its key employees or consultants;

(k)
neither Eastmain nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their Permits or take any action or fail to take any action which would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct their businesses as now being conducted;

(l)
Eastmain will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Eastmain will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Eastmain Financial Statements) (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(m)
except as disclosed in the Eastmain Disclosure Letter, Eastmain will not settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”), or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Eastmain Arrangement;

(n)
Eastmain will not commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of Eastmain or as a result of litigation commenced against Eastmain);

(o)
Eastmain will not enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of Eastmain or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Eastmain or, following consummation of the transactions contemplated hereby, all or any portion of the business of Eastmain or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Eastmain or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Eastmain Arrangement;

(p)
Eastmain will not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Eastmain in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Eastmain Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(q)
as is applicable, Eastmain will not agree, announce, resolve, authorize or commit to do any of the foregoing.

5.2
Covenants of Eastmain Regarding the Eastmain Arrangement

Subject to the terms and conditions of this Agreement, Eastmain will perform all obligations required to be performed by Eastmain under this Agreement, cooperate with Auryn in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Eastmain Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of Eastmain in Article 2):

(a)
subject to Auryn’s prior review and approval as contemplated by Section 2.11, publicly announcing the execution of this Agreement, the support of the Eastmain Board of Directors of the Eastmain Arrangement (including that each director and executive officer of Eastmain has executed a voting support agreement in the form agreed to by the Parties) and the recommendation of the Eastmain Board of Directors to the Eastmain Securityholders to vote in favour of the Eastmain Arrangement Resolution;

(b)
using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Eastmain from other parties to any Eastmain Material Contracts in order to complete the Eastmain Arrangement, provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, Eastmain will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(c)
using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(d)
defending all lawsuits or other legal, regulatory or other Proceedings against Eastmain challenging or affecting this Agreement or the completion of the Eastmain Arrangement.

5.3
Covenants of Eastmain Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, Eastmain will perform all obligations required to be performed by it under this Agreement, cooperate with Auryn in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Eastmain Arrangement and other transactions contemplated hereby, including:

(a)
cooperating with Auryn in connection with, and using its commercially reasonable efforts to assist Auryn in obtaining the waivers, consents and approvals referred to in Section 5.2(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, Eastmain will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)
using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Eastmain relating to the Eastmain Arrangement required to be completed prior to the Effective Time of the Eastmain Arrangement;

(c)
defending all lawsuits or other legal, regulatory or other Proceedings against or relating to Eastmain challenging or affecting this Agreement or the completion of the Eastmain Arrangement;

(d)
obtaining the Eastmain Securityholder Approval in accordance with the terms of this Agreement;

(e)
providing to Auryn a true copy of the Eastmain Fairness Opinion promptly following delivery of it to Eastmain by the Eastmain Financial Advisor; and

(f)
forthwith carrying out the terms of the Eastmain Interim Order and Eastmain Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated by the Agreement and the Eastmain Arrangement.

5.4
Covenants of Auryn Regarding the Conduct of Business

Auryn covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Eastmain otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by this Agreement, referenced in the Auryn Disclosure Letter, or as is otherwise required by applicable Law:

(a)
the businesses of Auryn and its subsidiaries will be conducted only in the ordinary course of business, Auryn and its subsidiaries will comply with the terms of all Auryn Material Contracts and Auryn and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)
Auryn will not, directly or indirectly, and will cause each of its subsidiaries other than the SpinCos and the Peruvian Subsidiaries, to not:

(i)
sell, lease, licence, dispose of any material assets or properties of Auryn or any of its subsidiaries;

(ii)
alter or amend the articles, charter, by-laws or other constating documents of Auryn or any of its subsidiaries;

(iii)
declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Auryn (other than dividends, distributions, payments or return of capital made to Auryn) (except in accordance with the Auryn Arrangement);

(iv)
split, divide, consolidate, combine or reclassify the Auryn Shares or any other securities of Auryn or any of its subsidiaries;

(v)
other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter and Auryn Shares issuable on exercise thereof, or as otherwise disclosed the Auryn Disclosure Letter, issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Auryn Shares or other securities of Auryn or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Auryn Shares or other securities of Auryn or its subsidiaries, other than the issuance of Auryn Shares issuable pursuant to the terms of Auryn Options and Auryn Warrants outstanding on the date hereof;

(vi)
redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Auryn Shares or other securities or securities convertible into or exchangeable or exercisable for Auryn Shares or any such other securities or any shares or other securities of its subsidiaries;

(vii)
other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter, amend the terms of any securities of Auryn or any of its subsidiaries;

(viii)
adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Auryn or any of its subsidiaries;

(ix)
create any subsidiary or enter into any Auryn Material Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(x)
reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

(xi)
make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Auryn Disclosure Record, as required by applicable Laws or under IFRS; or

(xii)
enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)
Auryn will immediately notify Eastmain orally and then promptly notify Eastmain in writing of (i) any “material change” (as defined in the Securities Act) in relation to Auryn or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, an Auryn Material Adverse Effect, (iii) any breach of this Agreement in any material respect by Auryn (where, for the purposes of requiring notice under this subsection, shall include any breach that would result in an expenditure, cash outlay, liability, claim or indebtedness of $100,000 or more), or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate in any material respect such that any of the conditions in Section 8.3(c) would not be satisfied;

(d)
Auryn will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with this Agreement engage in any material new business, enterprise or other activity that is inconsistent with the existing businesses of Auryn in the manner such existing businesses generally have been carried on or (as disclosed in the Auryn Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement or authorize the foregoing, or enter into or modify any Contract to do the foregoing, including:

(i)
sell, pledge, lease, licence, dispose of or encumber any assets or properties of Auryn;

(ii)
acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)
issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)
pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Auryn Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)
terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(vi)
except in the ordinary course of business, enter into any Contract which would be an Auryn Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Auryn Material Contract;

(vii)
enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(viii)
enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein,

provided however that nothing in this Section 5.4(d) will restrict the SpinCos or the Auryn Peruvian Subsidiaries from doing any of the foregoing so long as such actions will not materially adversely affect New Auryn;

(e)
Auryn will not, except as contemplated in the Auryn Disclosure Letter or as required by an existing Contract or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)
grant to any officer, director, employee or consultant of Auryn an increase in compensation in any form;

(ii)
grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Auryn other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Auryn Disclosure Letter;

(iii)
take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)
enter into or modify any employment or consulting agreement with any officer or director of Auyrn;

(v)
terminate the employment or consulting arrangement of any senior management employees (including Auryn Senior Management), except for cause;

(vi)
increase any benefits payable under its current severance or termination pay policies;

(vii)
other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter, adopt or amend or make any contribution to or any award under Auryn’s share compensation arrangements or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Auryn; or

(viii)
take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of Auryn’s share compensation arrangements, provided however that nothing in this Section 5.4(e)will restrict the SpinCos or the Auryn Peruvian Subsidiaries from doing any of the foregoing so long as such actions do not materially adversely affect New Auryn;

(f)
Auryn will not make any loan to any officer, director, employee or consultant of Auryn or its subsidiaries;

(g)
Auryn will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Auryn, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)
Auryn will use reasonable commercial efforts to retain the services of its existing employees and consultants (including Auryn Senior Management) until the Effective Date, and will promptly provide written notice to Eastmain of the resignation or termination of any of its key employees or consultants;

(i)
neither Auryn nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their Permits in respect of the Auryn Canadian Projects or take any action, or fail to take any action, which would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct their businesses as now being conducted;

(j)
Auryn will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Auryn will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Auryn Financial Statements) (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(k)
Auryn will not settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other Litigation, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangements;

(l)
Auryn will not commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of Auryn or as a result of litigation commenced against Auryn);

(m)
Auryn will not enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of Auryn or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Auryn or, following consummation of the transactions contemplated hereby, all or any portion of the business of New Auryn or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Auryn or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangements;

(n)
Auryn will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Auryn in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Auryn Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(o)
as is applicable, Auryn will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

5.5
Covenants of Auryn Regarding the Arrangements

(a)
Subject to the terms and conditions of this Agreement, Auryn will perform all obligations required to be performed by it under this Agreement, cooperate with Eastmain in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangements and other transactions contemplated hereby, including:

(i)
subject to Eastmain’s prior review and approval as contemplated by Section 2.11 publicly announcing the execution of this Agreement, the support of the Auryn Board of Directors of the Auryn Arrangement (including that each director and executive officer of Auryn has executed a voting support agreement in the form agreed to by the Parties) and the recommendation of the Auryn Board of Directors to the Auryn Securityholders to vote in favour of the Auryn Arrangement and Securities Issuance Resolution;

(ii)
cooperating with Eastmain in connection with, and using its commercially reasonable efforts to assist Eastmain in obtaining the waivers, consents and approvals referred to in Section 5.2(b) provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, Auryn will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(iii)
using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, from Auryn relating to the Arrangements required to be completed prior to the Effective Time of each of the Arrangements;

(iv)
using its best efforts to cause the Eastmain Nominees to be appointed to the New Auryn Board, with effect as at and from the Effective Time of the Eastmain Arrangement;

(v)
using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Auryn from other parties to any Auryn Material Contracts in order to complete the Arrangements;

(vi)
defending all lawsuits or other legal, regulatory or other Proceedings against or relating to Auryn challenging or affecting this Agreement or the completion of the Arrangements;

(vii)
forthwith carrying out the terms of the Auryn Interim Order and Auryn Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Auryn Arrangement;

(viii)
apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE American of the New Auryn Shares, including the Eastmain Securityholder Consideration, subject only to the satisfaction by Auryn of customary listing conditions of the TSX and NYSE American;

(ix)
working in good faith with Eastmain’s management, to develop a plan for retaining certain management functions of the combined company following completion of the Arrangements at the Eastmain offices in Toronto;

(x)
on or prior to the Effective Time, Auryn will use reasonable commercial efforts to complete the New Auryn Financing to the satisfaction of Auryn and Eastmain, acting reasonably;

(xi)
providing to Eastmain true copies of the final forms of the Auryn Fairness Opinion and the SpinCo Valuation Report promptly following their receipt from the Auryn Fairness Advisor and the author of the Spinco Valuation Report respectively; and

(xii)
obtaining the Auryn Securityholder Approval in accordance with the terms of this Agreement.

(b)
Auryn covenants and agrees that Auryn will not amend any Eastmain Support Agreement without the prior written consent of Eastmain, which consent will not be unreasonably withheld. Auryn covenants and agrees that Auryn will, without delay, take all steps and actions necessary to enforce the Eastmain Support Agreements, including, without limitation, seeking injunctive relief and relief in the nature of specific performance; and

(c)
Auryn covenants and agrees that, if requested by eligible Eastmain Shareholders (“Eligible Holders”), it will make joint elections with such Eligible Holders in respect of the disposition of their Eastmain Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Eastmain Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act

5.6
Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time of each of the Arrangements and the time that this Agreement is terminated in accordance with its terms:

(a)
it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 8 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Auryn Arrangement and the Eastmain Arrangement, as the case may be, in accordance with its obligations under this Agreement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Auryn Arrangement or the Eastmain Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete the Auryn Arrangement or the Eastmain Arrangement, and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)
it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Auryn Arrangement or the Eastmain Arrangement; and

(c)
it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Auryn Arrangement or the Eastmain Arrangement.

5.7
Access to Information; Confidentiality

Subject to compliance with applicable Laws and the terms of any existing Contracts, each of Eastmain and Auryn will afford to the other Party and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Diligence Information and reasonable access during normal business hours and upon reasonable notice, to the other Party’s businesses, properties, books and records and such other data and information as the Party may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the other Party. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of Eastmain, Eastmain will also make available to Auryn and its Representatives information reasonably requested by Auryn for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Eastmain and Auryn and its affiliates following completion of the Eastmain Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, each of the Parties acknowledges that all information provided to it under this Section 5.7, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

5.8
Employment Agreements; Options

(a)
Auryn and Eastmain agree that Eastmain, and any successor to Eastmain (including any Surviving Corporation) shall honour and comply with the terms of all of the severance payment obligations of Eastmain under existing employment, consulting, change of control and severance agreements of Eastmain (which Eastmain has listed in the Eastmain Disclosure Letter and provided copies of).

(b)
Auryn acknowledges that, pursuant to the provisions of the Eastmain Option Plan, Eastmain may facilitate the acceleration of vesting of any unvested Eastmain Options as may be necessary or desirable to allow the Eastmain Optionholders to exercise their Eastmain Options for the purpose of participating in the Eastmain Arrangement as Eastmain Shareholders and to ensure that all Eastmain Options will remain outstanding until the end of their term.

5.9
Indemnification and Insurance

(a)
The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Eastmain (each such present or former director or officer of Eastmain being herein referred to as a “D&O Indemnified Party” and such persons collectively being referred to as the “D&O Indemnified Parties”) as provided by contracts or agreements to which Eastmain is a party and in effect as of the date hereof, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Eastmain and any successor to Eastmain (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the D&O Indemnified Parties pursuant thereto, with respect to actions or omissions of the D&O Indemnified Parties occurring prior to the Effective Time, for six (6) years following the Effective Date. The Eastmain Disclosure Letter lists the D&O Indemnified Parties that are directors and officers as of the date hereof and copies of the agreements providing rights of indemnification in favour of the officers and directors of Eastmain as of the date hereof have been provided to Auryn.

(b)
Prior to the Effective Time, notwithstanding any other provision hereof, Eastmain may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 300% of Eastmain’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Eastmain, providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

5.10
SpinCos Acquisition of Peruvian Subsidiaries

Pursuant to the SpinCo Capitalization Agreements, Auryn undertakes to sell and transfer the SpinCo Assets to the SpinCos and assign to the SpinCos all of the SpinCo Liabilities and the SpinCos agree to purchase the SpinCo Assets from Auryn in consideration of the issuance of the SpinCo Shares and to also assume all of the SpinCo Liabilities immediately prior to the Effective Time. Auryn and the SpinCos agree that they will make a joint election under Section 85 of the Tax Act (and any similar provision under any applicable provincial tax statute) in respect of the transfer of the SpinCo Assets and that the “elected amount” in respect of each type of property for purposes of the Tax Act comprising the SpinCo Assets will be the lowest amount permitted under Section 85 of the Tax Act in respect of each such type of property, unless Auryn and the SpinCos agree otherwise. Auryn and the SpinCos agree to execute the election forms, prior to the earliest of the filing dates for the election forms, and agree to file the elections on a timely basis.

5.11
SpinCo Indemnity

From the Effective Time of the Auryn Arrangement, each of SpinCo Sombrero and SpinCo Curibaya hereby agree to jointly and severally indemnify and save harmless New Auryn and its subsidiaries and affiliates, and each their respective directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability.

5.12
SpinCo Indemnified Claims

(a)
If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by Section 5.11 above (an “Indemnified Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an “Indemnity Notice”) to both of the SpinCos specifying the particulars of such Indemnified Claim within twenty (20) days after it receives notification of the Indemnified Claim. Each of the SpinCos shall have the right to participate in any negotiations or proceedings with respect to any such Indemnified Claim. An Indemnified Party shall not settle or compromise any such Indemnified Claim without the prior written consent of each of the SpinCos, unless one of the SpinCos has not, within twenty (20) Business Days after the receipt by such SpinCo of the Indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Indemnified Claim. If one of the SpinCos does give such a notice and pays on behalf of the Indemnified Party, if applicable, any amount of Tax payable to the applicable Government Authority in order to file a valid objection or appeal to an assessment of Tax, it shall have the right to assume the defence of such Indemnified Claim and to defend such Indemnified Claim in the name of the Indemnified Party. An Indemnified Party shall provide to the SpinCos all files, books, records and other information in their possession or control which may be relevant to the defence of such Indemnified Claim. If any of the SpinCos fails after giving such notice, diligently and reasonably to defend such Indemnified Claim throughout the period such Indemnified Claim exists, its right to defend the Indemnified Claim shall terminate and the Indemnified Party may assume the defence of such Indemnified Claim. In such event, the Indemnified Party may assume the defence of such Indemnified Claim. In such event, the Indemnified Party may compromise or settle such Indemnified Claim without the consent of the SpinCos. If the Effective Date occurs, Sections 5.11 and 5.12 shall survive the termination of this Agreement for a period of one (1) year from the Effective Date, other than in the case of an Indemnified Tax Claim, which shall survive for and continue until thirty (30) days after the expiration of the period during which any tax assessment may be issued by a Governmental Authority in respect of a taxation year which includes the Indemnified Tax Claim (without regard to any consent, waiver or other document that extends the period during which a Governmental Authority may issue a tax assessment), which survival shall be evidenced by a standalone indemnification agreement to be entered into by the SpinCos and New Auryn prior to the Effective Date and which shall be effective as of Effective Date.

(b)
Notwithstanding Section 5.12(a):

(i)
if an Indemnified Claim described in Section 5.12(a) includes or would reasonably be expected to include both an Indemnified Claim for Taxes that are Indemnified Liabilities (an “Indemnified Tax Claim”) and an Indemnified Claim for Taxes that are not Indemnified Liabilities (an “Unindemnified Tax Claim”), the Indemnified Party shall use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim, and in the case of such separation the SpinCos shall have the rights provided in Section 5.12(a) in respect of the Indemnified Tax Claim only;

(ii)
if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

(A)
the Indemnified Party shall have the right to assume the defence of both such Indemnified Claims, including the right to settle either or both of such Indemnified Claims, subject to each of the SpinCo’s consent, acting reasonably;

(B)
the Indemnified Party shall act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

(C)
the Indemnified Party shall afford each of the SpinCos with the opportunity to participate in the defence of the Indemnified Tax Claim, provide the SpinCos with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep the SpinCos updated and informed, and consult with the SpinCos with respect to the defence of the Indemnified Tax Claim;

(iii)
the Indemnified Party shall provide the SpinCos with notice of the resolution of any Indemnified Tax Claim within twenty (20) days of such resolution;

(iv)
without limiting in any respect the Indemnified Party’s right to settle any such Indemnified Claim in its absolute discretion, in the event that one or both of the SpinCos objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within twenty (20) days of receiving the notice set out in (iii), a neutral nationally recognized accountant (the “Tax Arbitrator”) that is mutually reasonably satisfactory to the parties shall determine the amount, if any, by which:

(A)
the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

(B)
the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute;

(v)
if the Tax Arbitrator determines that the amount specified in Section 5.12(b)(iv)(A) does not exceed the amount specified in Section 5.12(b)(iv)(B), the SpinCos shall be liable for:

(A)
pursuant to Section 5.11, the Indemnified Tax Claim based on the amount specified in Section 5.12(b)(iv)(A); and

(B)
all costs and expenditures in respect of the arbitration, including the Indemnified Party’s reasonable costs;

(vi)
if the Tax Arbitrator determines that the amount specified in Section 5.12(b)(iv)(A) exceeds the amount specified in Section 5.12(b)(iv)(B)

(A)
pursuant to Section 5.11, the SpinCos shall be liable for the Indemnified Tax Claim based on the amount specified in Section 5.12(b)(iv)(B); and

(B)
the Indemnified Party shall be liable for the SpinCos’ reasonable costs in respect of the arbitration.

ARTICLE 6
ADDITIONAL AGREEMENTS

6.1
Eastmain Non-Solicitation

(a)
On and after the date of this Agreement, except as otherwise provided in this Agreement, Eastmain and its subsidiary shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Eastmain Acquisition Proposal, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Eastmain Acquisition Proposal, provided that, for greater certainty, Eastmain may advise any Person making an unsolicited Eastmain Acquisition Proposal that such Eastmain Acquisition Proposal does not constitute an Eastmain Superior Proposal when the Eastmain Board of Directors has so determined;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Auryn, the approval or recommendation of the Eastmain Board of Directors or any committee thereof of this Agreement or the Eastmain Arrangement;

(iv)
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Eastmain Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Eastmain Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 6.1(d) shall not be considered a violation of this Section 6.1(a)(iv)); or

(v)
accept or enter into, or publicly propose to accept or enter into, any Eastmain Acquisition Agreement,

provided, however, that nothing contained in this Section 6.1(a) or any other provision of this Agreement shall prevent the Eastmain Board of Directors from, and the Eastmain Board of Directors shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Eastmain Acquisition Proposal that the Eastmain Board of Directors has determined constitutes or could reasonably be expected to result in an Eastmain Superior Proposal, or provide information pursuant to Section 6.1(d) to any Person where the requirements of that Section are met;

(b)
Eastmain shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Auryn) with respect to any potential Eastmain Acquisition Proposal and, in connection therewith, Eastmain will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Eastmain agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Eastmain undertakes to enforce, or cause its subsidiary to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or its subsidiary have entered into prior to the date hereof or enter into after the date hereof.

(c)
From and after the date of this Agreement Eastmain shall immediately provide notice to Auryn of any unsolicited bona fide Eastmain Acquisition Proposal or any proposal, inquiry or offer that could lead to an Eastmain Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Eastmain or its subsidiary in connection with such an Eastmain Acquisition Proposal or for access to the properties, books or records of Eastmain or any subsidiary by any Person that informs Eastmain, any member of the Eastmain Board of Directors or such subsidiary that it is considering making, or has made, an Eastmain Acquisition Proposal. Such notice to Auryn shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall, to the extent not restricted by a confidentiality agreement existing at the time of execution of this Agreement, (i) indicate the identity of the Person making such proposal, inquiry or contact, (ii) all material terms thereof and such other details of the proposal, inquiry or contact known to Eastmain, , and (iii) shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing, and irrespective of any existing confidentiality agreement will at a minimum include the fact that an Eastmain Acquisition Proposal has been made. Subject to the terms of any existing confidentiality agreements, Eastmain shall keep Auryn promptly and fully informed of the status, including any change to the material terms, of any such Eastmain Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Auryn with respect thereto.

(d)
If the Eastmain Board of Directors receives an unsolicited bona fide written Eastmain Acquisition Proposal, Eastmain may contact the Person making the Eastmain Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Eastmain Acquisition Proposal and the likelihood of its consummation so as to determine whether such Eastmain Acquisition Proposal is an Eastmain Superior Proposal or could reasonably be expected to lead to an Eastmain Superior Proposal; provided that Eastmain shall promptly provide Auryn with copies of all correspondence and information provided to or received from such Person. If: (i) the Eastmain Board of Directors determines that such Eastmain Acquisition Proposal constitutes or could reasonably be expected to result in an Eastmain Superior Proposal; and (ii) in the opinion of the Eastmain Board of Directors, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Eastmain and its subsidiary would be inconsistent with the fiduciary duties of the Eastmain Board of Directors, then, and only in such case, Eastmain may provide such Person with access to information regarding Eastmain and its subsidiary, subject to the execution of a confidentiality and standstill agreement which is customary in such situations; provided that Eastmain sends a copy of any such confidentiality and standstill agreement to Auryn promptly upon its execution, all of the information that Eastmain is required to provide to Auryn under Section 6.1(c) (subject to the limitations set forth therein) and has not, theretofore, provided to Auryn, and Auryn is provided with a list of, and, at the request of Auryn, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)
Eastmain agrees that it will not accept, approve or enter into any agreement (an “Eastmain Proposed Agreement”), other than a confidentiality agreement as contemplated by Section 6.1(d), with any Person providing for or to facilitate any Eastmain Acquisition Proposal unless:

(i)
the Eastmain Board of Directors determines that the Eastmain Acquisition Proposal constitutes an Eastmain Superior Proposal;

(ii)
the Eastmain Meeting has not occurred;

(iii)
Eastmain has complied with Sections 6.1(a) through 6.1(d) inclusive;

(iv)
Eastmain has provided Auryn with a notice in writing that there is an Eastmain Superior Proposal together with all documentation related to and detailing the Eastmain Superior Proposal, including a copy of any Eastmain Proposed Agreement relating to such Eastmain Superior Proposal, and a written notice from the Eastmain Board of Directors regarding the value in financial terms that the Eastmain Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Eastmain Superior Proposal, such documents to be so provided to Auryn not less than five (5) Business Days prior to the proposed acceptance, approval, recommendation or execution of the Eastmain Proposed Agreement by Eastmain;

(v)
five (5) Business Days shall have elapsed from the date Auryn received the notice and documentation referred to in Section 6.1(a)(iv) from Eastmain and, if Auryn has proposed to amend the terms of the Eastmain Arrangement in accordance with Section 6.1(f), the Eastmain Board of Directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Eastmain Acquisition Proposal is an Eastmain Superior Proposal compared to the proposed amendment to the terms of the Eastmain Arrangement by Auryn;

(vi)
Eastmain concurrently terminates this Agreement pursuant to Section 7.2(a)(iv)(D); and

(vii)
Eastmain has previously, or concurrently will have, paid to Auryn the Eastmain Termination Fee,

and Eastmain further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Auryn the approval or recommendation of the Eastmain Arrangement, nor accept, approve or recommend any Eastmain Acquisition Proposal unless the requirements of this Section 6.1(e)(i) through 6.1(e)(v) have been satisfied.

(f)
Eastmain acknowledges and agrees that, during the five (5) Business Day periods referred to in Sections 6.1(e)(iv) and 6.1(e)(v) or such longer period as Eastmain may approve for such purpose, Auryn shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Eastmain Arrangement and Eastmain shall co-operate with Auryn with respect thereto, including negotiating in good faith with Auryn to enable Auryn to make such adjustments to the terms and conditions of this Agreement and the Eastmain Arrangement as Auryn deems appropriate and as would enable Auryn to proceed with the Eastmain Arrangement and any related transactions on such adjusted terms. The Eastmain Board of Directors will review any proposal by Auryn to amend the terms of the Eastmain Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Section 6.1(a), whether Auryn’s proposal to amend the Eastmain Arrangement would result in the Eastmain Acquisition Proposal not being an Eastmain Superior Proposal compared to the proposed amendment to the terms of the Eastmain Arrangement.

(g)
The Eastmain Board of Directors shall promptly reaffirm its recommendation of the Eastmain Arrangement by press release after: (i) any Eastmain Acquisition Proposal which the Eastmain Board of Directors determines not to be an Eastmain Superior Proposal is publicly announced or made; or (ii) the Eastmain Board of Directors determines that a proposed amendment to the terms of the Eastmain Arrangement would result in the Eastmain Acquisition Proposal which has been publicly announced or made not being an Eastmain Superior Proposal, and Auryn has so amended the terms of the Eastmain Arrangement. Auryn and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Eastmain, acting reasonably. Nothing in this Agreement shall prevent the Eastmain Board of Directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Eastmain Acquisition Proposal that it determines is not an Eastmain Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Auryn having suffered an Auryn Material Adverse Effect. Further, nothing in this Agreement shall prevent the Eastmain Board of Directors from making any disclosure to the securityholders of Eastmain if the Eastmain Board of Directors, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Eastmain Board of Directors or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Eastmain Board of Directors shall be permitted to make such disclosure, the Eastmain Board of Directors shall not be permitted to make an Eastmain Change of Recommendation, other than as permitted by Section 6.1(e) or the first sentence of this paragraph. Auryn and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Eastmain, acting reasonably.

(h)
Eastmain acknowledges and agrees that each successive modification of any Eastmain Acquisition Proposal shall constitute a new Eastmain Acquisition Proposal for the purposes of this Section 6.1.

(i)
Eastmain shall ensure that the officers, directors and employees of Eastmain and its subsidiary and any financial or other advisors or representatives retained by Eastmain and/or its subsidiary in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 6.1, and Eastmain shall be responsible for any breach of this Section 6.1 by such officers, directors, employees, investment bankers, advisors or representatives.

(j)
If Eastmain provides Auryn with the notice of an Eastmain Acquisition Proposal contemplated in this Section 6.1 on a date that is less than seven (7) calendar days prior to the Eastmain Meeting, if requested by Auryn, Eastmain shall adjourn the Eastmain Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice, provided, however, that the Eastmain Meeting shall not be adjourned or postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

6.2
Auryn Non-Solicitation

(a)
On and after the date of this Agreement, except as otherwise provided in this Agreement, Auryn and its subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Auryn Acquisition Proposal, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Auryn Acquisition Proposal;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Eastmain, the approval or recommendation of the Auryn Board of Directors or any committee thereof of this Agreement or the Auryn Arrangement;

(iv)
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Auryn Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Auryn Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 6.2(d) shall not be considered a violation of this Section 6.2(a)(iv)); or

(v)
accept or enter into, or publicly propose to accept or enter into, any Auryn Acquisition Agreement,

provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Auryn Board of Directors from, and the Auryn Board of Directors shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Auryn Acquisition Proposal that the Auryn Board of Directors has determined constitutes or could reasonably be expected to result in an Auryn Superior Proposal, or provide information pursuant to Section 6.2(d) to any Person where the requirements of that Section are met.

(b)
Auryn shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Eastmain) with respect to any potential Auryn Acquisition Proposal and, in connection therewith, Auryn will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Auryn agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Auryn undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

(c)
From and after the date of this Agreement and subject to the terms of any existing confidentiality agreements, Auryn shall immediately provide notice to Eastmain of any unsolicited bona fide Auryn Acquisition Proposal or any proposal, inquiry or offer that could lead to an Auryn Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Auryn or any of its Subsidiaries in connection with such an Auryn Acquisition Proposal or for access to the properties, books or records of Auryn or any of its Subsidiaries by any Person that informs Auryn, any member of the Auryn Board of Directors or such subsidiary that it is considering making, or has made, an Auryn Acquisition Proposal. Subject to the terms of any existing confidentiality agreements, such notice to Eastmain shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Auryn, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Subject to the terms of any existing confidentiality agreements, Auryn shall keep Eastmain promptly and fully informed of the status, including any change to the material terms, of any such Auryn Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Eastmain with respect thereto.

(d)
If the Auryn Board of Directors receives an unsolicited bona fide written Auryn Acquisition Proposal, Auryn may contact the Person making the Auryn Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Auryn Acquisition Proposal and the likelihood of its consummation so as to determine whether such Auryn Acquisition Proposal is an Auryn Superior Proposal or could reasonably be expected to lead to an Auryn Superior Proposal; provided that Auryn shall promptly provide Eastmain with copies of all correspondence and information provided to or received from such Person. If: (i) the Auryn Board of Directors determines that such Auryn Acquisition Proposal constitutes or could reasonably be expected to result in an Auryn Superior Proposal; and (ii) in the opinion of the Auryn Board of Directors, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Auryn and its Subsidiaries would be inconsistent with the fiduciary duties of the Auryn Board of Directors, then, and only in such case, Auryn may provide such Person with access to information regarding Auryn and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations; provided that Auryn sends a copy of any such confidentiality and standstill agreement to Eastmain promptly upon its execution and Eastmain is provided with a list of, and, at the request of Eastmain, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)
Auryn agrees that it will not accept, approve or enter into any agreement (a “Auryn Proposed Agreement”), other than a confidentiality agreement as contemplated by Section 6.2(d), with any Person providing for or to facilitate any Auryn Acquisition Proposal unless:

(i)
the Auryn Board of Directors determines that the Auryn Acquisition Proposal constitutes an Auryn Superior Proposal;

(ii)
the Auryn Meeting has not occurred;

(iii)
Auryn has complied with Sections 6.2(a) through 6.2(d) inclusive;

(iv)
Auryn has provided Eastmain with a notice in writing that there is an Auryn Superior Proposal together with all documentation related to and detailing the Auryn Superior Proposal, including a copy of any Auryn Proposed Agreement relating to such Auryn Superior Proposal, and a written notice from the Auryn Board of Directors regarding the value in financial terms that the Auryn Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Auryn Superior Proposal, such documents to be so provided to Eastmain not less than five (5) Business Days prior to the proposed acceptance, approval, recommendation or execution of the Auryn Proposed Agreement by Auryn;

(v)
five (5) Business Days shall have elapsed from the date Eastmain received the notice and documentation referred to in Section 6.2(e)(iv) from Auryn and, if Eastmain has proposed to amend the terms of the Auryn Arrangement in accordance with Section 6.2(f), the Auryn Board of Directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Auryn Acquisition Proposal is an Auryn Superior Proposal compared to the proposed amendment to the terms of the Auryn Arrangement by Eastmain;

(vi)
Auryn concurrently terminates this Agreement pursuant to Section 7.2(a)(iii)(D); and

(vii)
Auryn has previously, or concurrently will have, paid to Eastmain the Auryn Termination Fee,

and Auryn further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Eastmain the approval or recommendation of the Auryn Arrangement, nor accept, approve or recommend any Auryn Acquisition Proposal unless the requirements of Sections 6.2(e)(i) through 6.2(e)(v) have been satisfied.

(f)
Auryn acknowledges and agrees that, during the five (5) Business Day periods referred to in Sections 6.2(e)(iv) and 6.2(e)(v) or such longer period as Auryn may approve for such purpose, Eastmain shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Auryn Arrangement and Auryn shall co-operate with Eastmain with respect thereto, including negotiating in good faith with Eastmain to enable Eastmain to make such adjustments to the terms and conditions of this Agreement and the Auryn Arrangement as Eastmain deems appropriate and as would enable Eastmain to proceed with the Auryn Arrangement and any related transactions on such adjusted terms. The Auryn Board of Directors will review any proposal by Eastmain to amend the terms of the Auryn Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Section 6.2(a), whether Eastmain’s proposal to amend the Auryn Arrangement would result in the Auryn Acquisition Proposal not being an Auryn Superior Proposal compared to the proposed amendment to the terms of the Auryn Arrangement.

(g)
The Auryn Board of Directors shall promptly reaffirm its recommendation of the Auryn Arrangement by press release after: (i) any Auryn Acquisition Proposal which the Auryn Board of Directors determines not to be an Auryn Superior Proposal is publicly announced or made; or (ii) the Auryn Board of Directors determines that a proposed amendment to the terms of the Auryn Arrangement would result in the Auryn Acquisition Proposal which has been publicly announced or made not being an Auryn Superior Proposal, and Eastmain has so amended the terms of the Auryn Arrangement. Eastmain and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Auryn, acting reasonably. Nothing in this Agreement shall prevent the Auryn Board of Directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Auryn Acquisition Proposal that it determines is not an Auryn Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Eastmain having suffered an Eastmain Material Adverse Effect. Further, nothing in this Agreement shall prevent the Auryn Board of Directors from making any disclosure to the securityholders of Auryn if the Auryn Board of Directors, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Auryn Board of Directors or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Auryn Board of Directors shall be permitted to make such disclosure, the Auryn Board of Directors shall not be permitted to make an Auryn Change of Recommendation, other than as permitted by Section 6.2(e) or the first sentence of this paragraph. Eastmain and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Auryn, acting reasonably.

(h)
Auryn acknowledges and agrees that each successive modification of any Auryn Acquisition Proposal shall constitute a new Auryn Acquisition Proposal for the purposes of this Section 6.2.

(i)
Auryn shall ensure that the officers, directors and employees of Auryn and its Subsidiaries and any financial or other advisors or representatives retained by Auryn and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 6.2, and Auryn shall be responsible for any breach of this Section 6.2 by such officers, directors, employees, investment bankers, advisors or representatives.

(j)
If Auryn provides Eastmain with the notice of an Auryn Acquisition Proposal contemplated in this Section 6.2 on a date that is less than seven (7) calendar days prior to the Auryn Meeting, if requested by Eastmain, Auryn shall adjourn the Auryn Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice, provided, however, that the Auryn Meeting shall not be adjourned or postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

6.3
Notices of Certain Events

(a)
Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of the Eastmain Arrangement any event or state of facts which occurrence or failure would, or would be likely to:

(i)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time of the Auryn Arrangement or the Eastmain Arrangement, as applicable (provided that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)
result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time of the Auryn Arrangement or the Eastmain Arrangement, as applicable, provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)
No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 7.2(a)(iii)(B) or Section 7.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 7.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of five (5) Business Days from such notice.

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1
Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time of the Eastmain Arrangement and the termination of this Agreement in accordance with its terms.

7.2
Termination

(a)
This Agreement may be terminated at any time prior to the commencement of the implementation of the Arrangements on the Effective Date (and notwithstanding Auryn Securityholder Approval, Eastmain Securityholder Approval, issuance of the Final Orders by the BC Court or the Ontario Court, as applicable):

(i)
by mutual written agreement of Eastmain and Auryn;

(ii)
by either Eastmain or Auryn, if:

(A)
the Effective Time of the Arrangements shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A)) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Arrangements to occur by such Outside Date;

(B)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Eastmain Arrangement or the Auryn Arrangement illegal or otherwise prohibited or enjoins Eastmain or Auryn from consummating the Eastmain Arrangement or the Auryn Arrangement and such applicable Law or enjoinment shall have become final or is not successfully appealed by the Outside Date;

(C)
Eastmain Securityholder Approval shall not have been obtained at the Eastmain Meeting in accordance with the Eastmain Interim Order despite the absence of an Eastmain Change of Recommendation or an Eastmain Acquisition Proposal; or

(D)
Auryn Securityholder Approval shall not have been obtained at the Auryn Meeting in accordance with the Auryn Interim Order despite the absence of an Auryn Change of Recommendation or Auryn Acquisition Proposal;

(iii)
by Auryn, if:

(A)
prior to the Effective Time: (1) subject to Section 6.1(a)(iv), the Eastmain Board of Directors fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Auryn or fails to publicly reaffirm its unanimous recommendation of the Eastmain Arrangement within three (3) calendar days (and in any case prior to the Eastmain Meeting) after having been requested in writing by Auryn to do so, (an “Eastmain Change of Recommendation”); (2) the Eastmain Board of Directors or a committee thereof shall have approved or recommended any Eastmain Acquisition Proposal; or (3) Eastmain shall have breached Section 6.1 in any material respect;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eastmain set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 8.2(a) or 8.2(c) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Auryn and provided that Auryn is not then in breach of this Agreement so as to cause any condition in Sections 8.3(a) or 8.3(b) not to be satisfied;

(C)
Auryn has been notified in writing by Eastmain of an Eastmain Proposed Agreement in accordance with Section 6.1(e), and either: (1) Auryn does not deliver an amended Auryn Arrangement proposal within five (5) Business Days of delivery of the Eastmain Proposed Agreement to Auryn; or (2) Auryn delivers an amended Auryn Arrangement proposal pursuant to Section 6.1(f) but the Eastmain Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Eastmain Acquisition Proposal provided in the Eastmain Proposed Agreement continues to be an Eastmain Superior Proposal in comparison to the amended Auryn Arrangement terms offered by Auryn; or

(D)
it wishes to enter into a binding written agreement with respect to an Auryn Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 6.2(d)), subject to compliance with Section 6.2 in all material respects and provided that no termination under this Section 7.2(a)(iii)(D) shall be effective unless and until Auryn shall have paid to Eastmain the Fee amount required to be paid pursuant to Section 7.3;

(iv)
by Eastmain, if

(A)
prior to the Effective Time: (1) subject to Section 6.2(a)(iv), the Auryn Board of Directors fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Eastmain or fails to publicly reaffirm its unanimous recommendation of the Auryn Arrangement within three (3) calendar days (and in any case prior to the Auryn Meeting) after having been requested in writing by Eastmain to do so, (an “Auryn Change of Recommendation”); (2) the Auryn Board or Directors or a committee thereof shall have approved or recommended any Auryn Acquisition Proposal; or (3) Auryn shall have breached Section 6.2 in any material respect;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Auryn set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 8.3(a) or 8.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Eastmain and provided that Eastmain is not then in breach of this Agreement so as to cause any condition in Sections 8.2(a) or 8.2(c) not to be satisfied;

(C)
Eastmain has been notified in writing by Auryn of an Auryn Proposed Agreement in accordance with Section 6.2(e), and either: (1) Eastmain does not deliver an amended Eastmain Arrangement proposal within five (5) Business Days of delivery of the Auryn Proposed Agreement to Eastmain; or (2) Eastmain delivers an amended Eastmain Arrangement proposal pursuant to Section 6.2(f) but the Auryn Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Auryn Acquisition Proposal provided in the Auryn Proposed Agreement continues to be an Auryn Superior Proposal in comparison to the amended Eastmain Arrangement terms offered by Eastmain; or

(D)
it wishes to enter into a binding written agreement with respect to an Eastmain Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 6.1(d)), subject to compliance with Section 6.1 in all material respects and provided that no termination under this Section 7.2(a)(iv)(D) shall be effective unless and until Eastmain shall have paid to Auryn the amount required to be paid pursuant to Section 7.3.

(b)
The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)
If this Agreement is terminated pursuant to this Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 7.2(c) and Section 7.3 and Article 9 (other than Sections 9.4, 9.5, 9.8, and 9.16) and all related definitions set forth in Section 1.1 shall survive any termination hereof pursuant to Section 7.2(a).

7.3
Expenses and Termination Fees

(a)
Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Eastmain Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)
For the purposes of this Agreement:

(i)
“Fee” means one of (A) the Auryn Expense Fee, (B) the Auryn Termination Fee, (C) the Eastmain Expense Fee, or (D) the Eastmain Termination Fee;

(ii)
“Auryn Expense Fee” means $500,000;

(iii)
“Auryn Termination Fee” means 3.75% of (the fair value of the Auryn Superior Proposal less the value of the SpinCos per the SpinCo Valuation Report, as disclosed in the Auryn Disclosure Letter);

(iv)
“Eastmain Expense Fee” means $500,000; and

(v)
“Eastmain Termination Fee” means 3.75% of the fair value of the Eastmain Superior Proposal calculated on the basis of Eastmain’s fully diluted in-the-money capitalization.

(c)
For the purposes of this Agreement, “Eastmain Termination Fee Event” means the termination of this Agreement:

(i)
by Auryn pursuant to Section 7.2(a)(iii)(A) (but not including a termination by Auryn pursuant to Section 7.2(a)(iii)(A) in circumstances where the Eastmain Change of Recommendation resulted from the occurrence of an Auryn Material Adverse Effect) or Section 7.2(a)(iii)(C), in either case prior to the Eastmain Meeting;

(ii)
by Eastmain pursuant to Section 7.2(a)(iv)(D); or

(iii)
by either Party pursuant to Section7.2(a)(ii)(A) or Section 7.2(a)(ii)(C), but only if, in these termination events,

(A)
prior to such termination, a bona fide Eastmain Acquisition Proposal shall have been made or publicly announced by any Person other than Auryn; and

(B)
within six (6) months following the date of such termination, Eastmain or its subsidiary (1) enters into a definitive agreement in respect of one or more Eastmain Acquisition Proposals, or (2) there shall have been consummated one or more Eastmain Acquisition Proposals; provided that, Eastmain shall be entitled to deduct from the Eastmain Termination Fee an amount equal to the Eastmain Expense Fee if any such fees were paid to Auryn.

If an Eastmain Termination Fee Event occurs, Eastmain shall pay the Eastmain Termination Fee to Auryn by wire transfer of immediately available funds, as follows:

(A)
if the Eastmain Termination Fee is payable pursuant to Section 7.3(c)(iii), the Eastmain Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable Eastmain Acquisition Agreement referred to therein or upon the consummation of the Eastmain Acquisition Proposal referred to therein, and any Eastmain Expense Fee paid shall be credited towards payment of the Eastmain Termination Fee;

(B)
if the Eastmain Termination Fee is payable pursuant to Section 7.3(c)(i), the Eastmain Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)
if the Eastmain Termination Fee is payable pursuant to Section 7.3(c)(ii), the Eastmain Termination Fee shall be payable prior to or simultaneously with such termination.

(d)
For the purposes of this Agreement, “Eastmain Expense Fee Event” means the termination of this Agreement:

(i)
by Auryn or Eastmain pursuant to Section 7.2(a)(ii)(C); or

(ii)
by Auryn pursuant to Section 7.2(a)(iii)(B).

If an Eastmain Expense Fee Event occurs, Eastmain shall pay the Eastmain Expense Fee to Auryn by wire transfer of immediately available funds within two (2) Business Days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 7.2(a)(ii)(C), if (A) Auryn Securityholder Approval was not obtained at the Auryn Meeting; or (B) an Eastmain Change of Recommendation occurred as a result of an Auryn Material Adverse Effect, the Eastmain Expense Fee shall not be payable.

(e)
For the purposes of this Agreement, “Auryn Termination Fee Event” means the termination of this Agreement:

(i)
by Eastmain pursuant to Section 7.2(a)(iv)(A) (but not including a termination by Eastmain pursuant to Section 7.2(a)(iv)(A)in circumstances where the Auryn Change of Recommendation resulted from the occurrence of an Eastmain Material Adverse Effect) or Section 7.2(a)(iv)(C), in either case, prior to the Auryn Meeting;

(ii)
by Auryn pursuant to Section 7.2(a)(iii)(D); or

(iii)
by either Party pursuant to Section 7.2(a)(ii)(A), or Section 7.2(a)(ii)(C), but only if, in those termination events,

(A)
prior to such termination, a bona fide Auryn Acquisition Proposal shall have been made or publicly announced by any Person other than Eastmain; and

(B)
within six (6) months following the date of such termination, Auryn or one or more of its Subsidiaries (1) enters into a definitive agreement in respect of one or more Auryn Acquisition Proposals (provided the Auryn Acquisition Proposal is with the same party or an affiliate of such party that provided the proposal referred to in (A) above), or (2) there shall have been consummated one or more Auryn Acquisition Proposals (provided the Auryn Acquisition Proposal is with the same party or an affiliate of such party that provided the proposal referred to in (A) above),; provided that, Auryn shall be entitled to deduct from the Auryn Termination Fee an amount equal to the Auryn Expense Fee if any such fees were paid to Eastmain.

If an Auryn Termination Fee Event occurs, Auryn shall pay the Auryn Termination Fee to Eastmain by wire transfer of immediately available funds, as follows:

(A)
if the Auryn Termination Fee is payable pursuant to Section 7.3(e)(iii), the Auryn Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable Auryn Acquisition Agreement referred to therein or upon the consummation of the Auryn Acquisition Proposal referred to therein, and any Auryn Expense Fee paid shall be credited towards payment of the Auryn Termination Fee;

(B)
if the Auryn Termination Fee is payable pursuant to Section 7.3(e)(i), the Auryn Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)
if the Auryn Termination Fee is payable pursuant to Section 7.3(e)(ii), the Auryn Termination Fee shall be payable prior to or simultaneously with such termination.

(f)
For the purposes of this Agreement, “Auryn Expense Fee Event” means the termination of this Agreement:

(i)
by Eastmain or Auryn pursuant to Section 7.2(a)(ii)(D); or

(ii)
by Eastmain pursuant to Section 7.2(a)(iv)(B).

If an Auryn Expense Fee Event occurs, Auryn shall pay the Auryn Expense Fee to Eastmain by wire transfer of immediately available funds within two (2) Business Days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 7.2(a)(ii)(D), (A) if the Eastmain Securityholder Approval was not obtained at the Eastmain Meeting; or (B) an Auryn Change of Recommendation occurred as a result of an Eastmain Material Adverse Effect, the Auryn Expense Fee shall not be payable.

(g)
Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Eastmain and Auryn irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Eastmain or Auryn is entitled to a Fee and such Fee is paid in full, Eastmain or Auryn, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a Party of a Fee shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

7.4
Amendment

Subject to the provisions of the Eastmain Interim Order, the Auryn Interim Order, the Eastmain Arrangement, the Auryn Arrangement and applicable Laws, this Agreement and the Eastmain Arrangement and Auryn Arrangement may, at any time and from time to time before or after the holding of the Eastmain Meeting but not later than the Effective Time of the Auryn Arrangement, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Eastmain Shareholders or Auryn Shareholders, and any such amendment may without limitation:

(a)
change the time for performance of any of the obligations or acts of the Parties;

(b)
waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)
waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)
waive compliance with or modify any mutual conditions precedent herein contained.

7.5
Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8
CONDITIONS PRECEDENT

8.1
Mutual Conditions Precedent

The respective obligations of the Parties to complete the Eastmain Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Eastmain and Auryn at any time:

(a)
each of the Auryn Interim Order and Eastmain Interim Order will have been obtained in form and substance satisfactory to each of Auryn and Eastmain, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Auryn or Eastmain, each acting reasonably, on appeal or otherwise;

(b)
the Auryn Arrangement and Securities Issuance Resolutions will have been approved by the Auryn Securityholders at Auryn Meeting in accordance with the Auryn Interim Order and applicable Laws;

(c)
the Eastmain Arrangement Resolution will have been approved by the Eastmain Securityholders at the Eastmain Meeting in accordance with the Eastmain Interim Order and applicable Laws;

(d)
the necessary conditional approvals of the TSX and the NYSE American will have been obtained for completion of the transactions contemplated by the Arrangements and the listing of New Auryn Shares on both stock exchanges;

(e)
no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes either of the Arrangements illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of either of the Arrangements;

(f)
the cash proceeds of the New Auryn Financing shall have been deposited and held in escrow prior to the Effective Time of the Eastmain Arrangement, to be advanced to New Auryn on completion of the Eastmain Arrangement;

(g)
Auryn will have received a legal opinion, premised on assumptions acceptable to Auryn, to the effect that (i) the New Auryn Shares, New Auryn Warrants and New Auryn Options (excluding the New Auryn Shares to be issued upon exercise of the New Auryn Options and the New Auryn Warrants) to be issued to Auryn Securityholders, as applicable, and the SpinCo Shares to be distributed to the Auryn Shareholders under the Auryn Arrangement, shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and (ii) that the New Auryn Shares and New Auryn Replacement Options (excluding the New Auryn Shares to be issued upon exercise of the New Auryn Replacement Options and the Eastmain Warrants) to be issued under the Eastmain Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and shall not be subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145, as applicable, under the U.S. Securities Act);

(h)
each of the Auryn Final Order and Eastmain Final Order will have been obtained in form and substance satisfactory to each of Auryn and Eastmain, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Auryn or Eastmain, each acting reasonably, on appeal or otherwise; and

(i)
this Agreement shall not have been terminated in accordance with its terms.

8.2
Additional Conditions Precedent to the Obligations of Auryn

The obligation of Auryn to complete the Arrangements will be subject to the satisfaction, or waiver by Auryn, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Auryn and which may be waived by Auryn at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Auryn may have:

(a)
Eastmain will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)
there shall not have occurred an Eastmain Material Adverse Effect that has not been publicly disclosed by Eastmain prior to the date hereof or disclosed to Auryn in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred an Eastmain Material Adverse Effect, and Auryn shall have received a certificate signed on behalf of Eastmain by the Chief Executive Officer and the Chief Financial Officer of Eastmain (on Eastmain’s behalf and without personal liability) to such effect;

(c)
the representations and warranties of Eastmain in Section 4.1 will be true and correct as of the Effective Date in all material respects as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all material respects as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangements;

(d)
Eastmain Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Eastmain Arrangement (other than Eastmain Shareholders representing not more than 5% of the Eastmain Shares then outstanding);

(e)
Auryn Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Auryn Arrangement (other than Auryn Shareholders representing not more than 5% of the Auryn Shares then outstanding);

(f)
there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)
prohibition or restriction on the acquisition by Auryn of any Eastmain Shares or the completion of the Auryn Arrangement and Eastmain Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangements;

(ii)
prohibition or material limit on the ownership by Auryn of Eastmain or any material portion of their respective businesses; or

(iii)
imposition of limitations on the ability of Auryn to acquire or hold, or exercise full rights of ownership of, any Eastmain Shares, including the right to vote such Eastmain Shares; and

(g)
Auryn will have received a certificate of Eastmain signed by a senior officer of Eastmain and dated the Effective Date certifying that the conditions set out in Sections 8.2(a), 8.2(b), 8.2(c),8.2(d), and 8.2(f), have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(h)
each of the Eastmain Supporting Shareholders shall have entered into a voting and support agreement (in form agreed to by the Parties) with Auryn on the date of this Agreement, none of such Eastmain Support Agreements shall have been terminated and none of the Eastmain Supporting Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants thereof.

8.3
Additional Conditions Precedent to the Obligations of Eastmain

The obligation of Eastmain to complete the Eastmain Arrangement will be subject to the satisfaction, or waiver by Eastmain, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Eastmain and which may be waived by Eastmain at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Eastmain may have:

(a)
Auryn will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)
there shall not have occurred an Auryn Material Adverse Effect that has not been publicly disclosed by Auryn prior to the date hereof or disclosed to Eastmain in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred an Auryn Material Adverse Effect, and Eastmain shall have received a certificate signed on behalf of Auryn by the Chief Executive Officer and the Chief Financial Officer of Auryn (on Auryn behalf and without personal liability) to such effect;

(c)
the representations and warranties of Auryn in Section 4.2 will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all material respects as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangements;

(d)
Eastmain will have received a certificate of Auryn signed by a senior officer of Auryn and dated the Effective Date certifying that the conditions set out in Sections 8.3(a), 8.3(b),8.3(c),8.3(e), and 8.3(f) have been satisfied, which certificate will cease to have any force and effect after the Effective Time of the Eastmain Arrangement;

(e)
Auryn will have complied with its obligations hereunder and the Depositary shall have confirmed receipt of the New Auryn Shares for exchange against delivery of Eastmain Shares;

(f)
Auryn Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Auryn Arrangement (other than Shareholders representing not more than 5% of the Auryn Shares then outstanding);

(g)
there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)
prohibition or material limit on the ownership by Auryn of Eastmain or any material portion of their respective businesses; or

(ii)
imposition of limitations on the ability of Auryn to acquire or hold, or exercise full rights of ownership of, any Eastmain Shares, including the right to vote such Eastmain Shares; and

(h)
each of the Auryn Supporting Shareholders shall have entered into a voting and support agreement (in form agreed to by the Parties) with Eastmain on the date of this Agreement, none of such Auryn Support Agreements shall have been terminated and none of the Auryn Supporting Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants thereof.

ARTICLE 9
GENERAL

9.1
Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)
if to Auryn:

600-1199 West Hastings Street
Vancouver, BC
V6E 3T5

Attention:   Ivan Bebek, Executive Chairman
Email:         ivan.bebek@aurynresources.com

with a courtesy copy to counsel (which shall not constitute or be required for effective notice hereunder) to:

McMillan LLP
Suite 1500 – 1055 West Georgia Street
Vancouver, BC
V6E 4N7

Attention:  Cory Kent
E-mail:      cory.kent@mcmillan.ca

(b)
if to Eastmain:

82 Richmond Street East
Suite 201
Toronto, ON
M5C 1P1

Attention:    Blair Schultz, Chief Executive Officer
Email:          bschultz@eastmain.com

with a courtesy copy to counsel (which shall not constitute or be required for effective notice hereunder):

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King Street West
Toronto, ON
M5H 3C2

Attention:     Jay Goldman
E-mail:         jgoldman@cassels.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

9.2
Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

9.3
Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

9.4
Time of Essence

Time is of the essence of this Agreement.

9.5
Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Neither party shall make any filing with any Governmental Authority with respect to the Auryn Arrangement or the Eastmain Arrangement or the transactions contemplated hereby without prior consultation with the other, provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws. The Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 6.2, neither party shall have an obligation to obtain the consent of or consult with the other prior to any press release, public statement, disclosure or filing with regard to an Acquisition Proposal or Change of Recommendation respecting that Party.

9.6
Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement except in respect to matters relating solely to the Eastmain Arrangement, which shall be governed by the laws of the Province of Ontario. Each party waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts to resist the foregoing attornment agreement.

9.7
Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

9.8
Amendment

(a)
This Agreement may, at any time and from time to time before or after the holding of Auryn Meeting or the Eastmain Meeting but not later than the Effective Time of the Auryn Arrangement, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Auryn Shareholders or the Eastmain Shareholders, and any such amendment may, without limitation:

(i)
change the time for performance of any of the obligations or acts of the Parties;

(ii)
waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)
waive compliance with or modify any of the conditions precedent referred to in Article 8 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Auryn Shareholders or the Eastmain Shareholders under the Eastmain Arrangement without their approval at Auryn Meeting or Eastmain Meeting, or following Auryn Meeting or the Eastmain Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Eastmain Arrangement as may be required by the Court.

(b)
Notwithstanding the foregoing, each of the Arrangements may only be supplemented or amended in accordance with the provisions thereof.

9.9
Waiver and Modifications

Any Party may (i) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other Parties, (iii) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto, or (iv) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

9.10
Third Party Beneficiaries

(a)
Except as provided in Section 5.9 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons are referred to in this Section 9.10 as the “Covered Persons”) and except for the rights of the Eastmain Securityholders to receive the Eastmain Securityholder Consideration following the Effective Time of the Eastmain Arrangement pursuant to the Eastmain Arrangement, and the right of the Auryn Shareholders to receive the Auryn Shareholder Exchange Consideration after completion of the Auryn Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)
Despite the foregoing, the parties acknowledges to each of the Covered Persons their direct rights against it under Section 5.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, Auryn confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

9.11
Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangements.

9.12
Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

9.13
Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the terms of this Agreement.

9.14
Injunctive Relief

Subject to Section 7.3(g), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that each of Eastmain and Auryn will be entitled to an injunction or injunctions and other equitable relief vis a vis the other to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.15
No Personal Liability

(a)
No director, officer or employee of Eastmain will have any personal liability to Auryn or the SpinCos under this Agreement or any other document delivered in connection with this Agreement or the Eastmain Arrangement on behalf of Eastmain.

(b)
No director, officer or employee of Auryn or SpinCos will have any personal liability to Eastmain under this Agreement or any other document delivered in connection with this Agreement or the Eastmain Arrangement on behalf of Auryn.

9.16
Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page is intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EASTMAIN RESOURCES INC.

By: /s/ Blair Schultz
Name: Blair Schultz
Title: Chief Executive Officer

AURYN RESOURCES INC.

By: /s/ Shawn Wallace
Name: Shawn Wallace
Title: President and CEO

1258618 B.C. Ltd.

By: /s/ Ivan Bebek
Name: Ivan Bebek
Title: Director

1258620 B.C. Ltd.

By: /s/ Shawn Wallace
Name: Shawn Wallace
Title: Director

Schedule A - Auryn Arrangement

AURYN PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1
Definitions.

In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)
“Adjusted Closing Date Cash” means the amount of Auryn’s consolidated cash on-hand immediately prior to closing after payment of all costs of the Auryn Arrangement (excluding any unpaid costs accrued as part of Auryn’s adjusted working capital on the Closing Date), plus the sum of (i) the costs incurred by Auryn in connection with the Auryn Arrangement from June 24, 2020 to the Closing Date (to a maximum of $1.4 million), (ii) direct and reasonably allocated indirect paid costs of the Auryn Canadian Projects from June 24, 2020 to the Closing Date, and (iii) an amount equal to Auryn’s adjusted working capital on the Closing Date, being Auryn’s consolidated current assets, except cash, less all Auryn consolidated liabilities, except reclamation costs related to the Auryn Canadian Projects, which working capital, if negative, will reduce the adjusted closing date cash and, if positive, will increase the adjusted closing date cash (and for avoidance of doubt, such working capital excludes intercompany debt, and the proceeds of the New Auryn Financing as part of cash-on hand, but a portion of such financing proceeds will be used to make up any shortfall that results from the calculation in (i), (ii) or (iii) above for purposes of the transfer to the SpinCos on the Effective Date of the Adjusted Closing Date Cash);

(b)
“Arrangement” means an arrangement under Division 5, Part 9, section 288 et. seq. of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement, or at the direction of the Court in the Final Order and “Arrangement Provisions” are those made thereunder;

(c)
“Arrangement Agreement” means the arrangement agreement dated as of July 29, 2020 between Auryn, Eastmain Resources Inc. 1258618 B.C. Ltd. and 1258620 B.C. Ltd. pursuant to which this Plan of Arrangement is attached as Schedule A, as such agreement may be supplemented or amended from time to time in accordance with its terms;

(d)
“Arrangement and Securities Issuance Resolutions” means the special resolution of Auryn Securityholders approving the Arrangement, the ordinary resolution approving the issuance of New Auryn Shares to Eastmain Shareholders, and, if required by the TSX, the approval by disinterested Auryn Shareholders of the offer price of the subscription receipts under the New Auryn Financing, to be considered at the Auryn Meeting;

(e)
“Auryn” means Auryn Resources Inc., a corporation incorporated under the BCBCA;

(f)
“Auryn Canadian Projects” means the mineral projects known as Homestake Ridge, Committee Bay and Gibson MacQuoid;

(g)
“Auryn Meeting” means the annual meeting of the Auryn Shareholders and the special meeting of the Auryn Securityholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(h)
“Auryn Option” means an option to purchase Auryn Shares;

(i)
“Auryn Optionholders” means holders of Auryn Options;

(j)
“Auryn Securityholders” means Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders;

(k)
“Auryn Shareholders” means holders of Auryn Shares;

(l)
“Auryn Shares” means the voting common shares without par value which Auryn is authorized to issue as the same are constituted immediately prior to the Effective Time;

(m)
“Auryn Share Consolidation” means the share consolidation step of the Arrangement whereby each Auryn Share will be consolidated on the basis of the Consolidation Ratio into a New Auryn Share which is a fraction of an Auryn Share;

(n)
“Auryn Transfer Agent” means Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia;

(o)
“Auryn Warrantholder” means a holder of one or more Auryn Warrants;

(p)
“Auryn Warrants” means the common share purchase warrants of Auryn described in the Auryn Disclosure Letter

(q)
“BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c. 57, as amended;

(r)
“Board of Directors” means the current and existing Board of Directors of Auryn;

(s)
“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(t)
“Class A Shares” means the renamed and redesignated Auryn Shares as described in Section 3.1(c) of this Plan of Arrangement;

(u)
“Consolidation Ratio” means the quotient that results from division of 75,900,000 by the number of outstanding Auryn Shares immediately prior to the Effective Time and represents the fraction that each New Auryn Share will represent of each Auryn Share upon exchange of New Auryn Shares for Auryn Shares when the Arrangement completes;

(v)
“Court” means the Supreme Court of British Columbia;

(w)
“Depositary” means Computershare Trust Company of Canada or any other any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Eastmain Shares for New Auryn Shares and for distribution of the SpinCo Shares in connection with the Arrangement and such related matters as are contemplated by the Arrangements;

(x)
“Dissent Rights” means the rights of dissent in respect to the Arrangement under the BCBCA as described in Article 4;

(y)
“Dissenting Shareholder” means an Auryn Shareholder who duly exercises its Dissent Rights pursuant to Article 4 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time;

(z)
“Dissenting Shares” means the Auryn Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(aa)
Eastmain” means Eastmain Resources Inc., a corporation subsisting under the laws of Ontario;

(bb)
“Eastmain Arrangement” means the arrangement by Eastmain under the provisions of Section 182 of the Business Corporations Act (Ontario) pursuant to which New Auryn will acquire all of the outstanding Eastmain Shares and Eastmain Options in exchange for New Auryn Shares and New Auryn Replacement Options;

(cc)
“Eastmain RSUs” means restricted share units issued under the Eastmain RSU Plan;

(dd)
“Eastmain RSU Plan” means the restricted share unit plan of Eastmain last approved by Eastmain Shareholders on April 23, 2020;

(ee)
“Eastmain Securities” means the outstanding common shares, common share purchase warrants and stock options of Eastmain;

(ff)
“Eastmain Shares” means the common shares in the capital of Eastmain (and which, for greater certainy, as the context requires, includes the Eastmain Shares that are issued upon the redemption of Eastmain RSUs on a 1:1 basis before the Effective Time of the Eastmain Arrangement);

(gg)
“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Auryn Final Order is implemented;

(hh)
“Effective Time” means the time on the Effective Date as may be agreed by Auryn and Eastmain pursuant to the Arrangement Agreement;

(ii)
“Exchange Ratio” means the quotient rounded to five significant digits that is obtained by dividing 34,100,000 by the number of outstanding Eastmain Shares immediately prior to the Effective Time which quotient will be applied to each Eastmain Share, Eastmain Option and Eastmain Warrant in calculating the fraction of a New Auryn Share which is issuable for transfer of each Eastmain Share to Auryn, for issuance of each New Auryn Replacement Option in exchange for Eastmain Options, and for determining the adjustment of exercise price of, and number of New Auryn Shares that will be issued upon exercise of, the Eastmain Warrants after the Eastmain Arrangement;

(jj)
“Fair Market Value” with reference to:

(i)
an Auryn Share, means the amount that is the volume-weighted average price of the Auryn Shares on the TSX over the five (5) trading days ending immediately before the Effective Date; and

(ii)
the SpinCo Curibaya Shares and the SpinCo Sombrero Shares shall together be deemed to be equal to the the amount allocated to the SpinCo Shares in the SpinCo Valuation Report;

(kk)
“Final Order” means the final order of the Court approving the Arrangement;

(ll)
“Former Auryn Optionholders” means holders of Auryn Options immediately prior to the Effective Time;

(mm)
“Former Auryn Securityholders” means Former Auryn Shareholders, Former Auryn Optionholders and Former Auryn Warrantholders;

(nn)
“Former Auryn Shareholders” means the holders of Auryn Shares immediately prior to the Effective Time;

(oo)
“Former Auryn Warrantholders” means the holders of Auryn Warrants immediately prior to the Effective Time;

(pp)
“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX and NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(qq)
“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(rr)
“Interim Order” means the interim order of the Court relating to the Arrangement and providing for, among other things, the calling and holding of the Auryn Meeting, as the same may be amended, supplemented or varied by the Court;

(ss)
“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self- regulatory authority (including the TSX and NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(tt)
“New Auryn Financing” means the proposed private placement offering of subscription receipts of Auryn, each of which will convert into one New Auryn Share;

(uu)
“New Auryn Financing Shares” means the New Auryn Shares to be issued upon conversion of the subscription receipts issued in connection with the New Auryn Financing;

(vv)
“New Auryn Option” means for each Auryn Option outstanding immediately prior to the Effective Date, a replacement option which immediately after completion of the Auryn Arrangement, will be subject to adjustment for number and exercise price using the Consolidation Ratio, and subsequent to the Effective Date shall be subject to a further price adjustment, downward if at all, pursuant to TSX rules for listed issuers which have spun out assets, with the option remaining term-to-expiry, vesting conditions and manner of exercised unchanged, and provided further that such exercise prices will be determined so that the in-the-money amount of the New Auryn Options held by an option holder is not, immediately after the Effective Time, greater than the in-the money amount of the Auryn Options held by such holder immediately before the Effective Time;

(ww)
“New Auryn Replacement Option” means an option to acquire one New Auryn Share as described in Article 2 of the Eastmain Arrangement and for which each Eastmain Option is to be exchanged under the Eastmain Arrangement and which, immediately after completion of the Eastmain Arrangement, will, subject to adjustment for number and exercise price using the Exchange Ratio, be identical in every relevant respect to the Eastmain Options;

(xx)
“New Auryn Shares” means a new class of voting common shares without par value in the authorized capital of Auryn which will be created and issued as described in section 3.1(c) of this Plan of Arrangement in exchange for the Class A Shares;

(yy)
“New Auryn Warrant” means for each Auryn Warrant, a replacement warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one New Auryn Share times the Consolidation Ratio, (ii) one SpinCo Sombrero Share, and (iii) one SpinCo Curibaya Share;

(zz)
“Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(aaa)
“NYSE American” means NYSE American LLC;

(bbb)
“Parties” means Auryn and each SpinCo, and “Party” means one of them;

(ccc)
“Person” or “person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity, as such term is defined in the Arrangement Agreement) or any other entity, whether or not having legal status;

(ddd)
“Plan of Arrangement” means this plan of arrangement between Auryn and the Auryn Securityholders, as the same may be amended from time to time;

(eee)
“SpinCo Assets” means together SpinCo Sombrero Assets and SpinCo Curibaya Assets;

(fff)
“SpinCo Capitalization Agreements” means together the SpinCo Sombrero Capitalization Agreement and SpinCo Curibaya Capitalization Agreement;

(ggg)
“SpinCo Curibaya” means 1258620 B.C. Ltd;

(hhh)
“SpinCo Curibaya Assets” means (i) all of the issued and outstanding shares of Corisur Peru S.A.C. and Magma Minerals S.A.C. (ii) all indebtedness owed to Auryn by those two Peru companies and (iii) the amount equal to 0.325 of Adjusted Closing Date Cash;

(iii)
“SpinCo Curibaya Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Curibaya, in a form satisfactory to Eastmain, acting reasonably, to effect the sale and transfer of SpinCo Curibaya Assets from Auryn to SpinCo Curibaya subject to the concurrent assumption by SpinCo Curibaya of the liabilities of Auryn, if any, related to the SpinCo Curibaya Assets;

(jjj)
“SpinCo Curibaya Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Curibaya Assets;

(kkk)
“SpinCo Curibaya Shares” means the common shares of SpinCo Curibaya to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Arrangement;

(lll)
“SpinCo Liabilities” means together the SpinCo Sombrero Liabilities and the SpinCo Curibaya Liabilities;

(mmm)
“SpinCo Sombrero” means 1258618 B.C. Ltd;

(nnn)
“SpinCo Sombrero Assets” means (i) all of the issued and outstanding shares of Sombrero Minerales S.A.C., (ii) all indebtedness owed to Auryn by that Peruvian company, as estimated and shown pro forma on Schedule C of the Arrangement Agreement, (iii) an amount equal to 0.675 of the Adjusted Closing Date Cash, and (iv) the right to use the names “Auryn” and “Auryn Resources”;

(ooo)
“SpinCo Sombrero Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Sombrero, in a form acceptable to Eastmain acting reasonably, to effect the sale and transfer of the SpinCo Sombrero Assets from Auryn to SpinCo Sombrero subject to the concurrent assumption by SpinCo Sombrero of the liabilities of Auryn, if any, related to the SpinCo Sombrero Assets;

(ppp)
“SpinCo Sombrero Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Sombrero Assets;

(qqq)
“SpinCo Sombrero Shares” means the common shares of SpinCo Sombrero to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Arrangement;

(rrr)
“SpinCo Shares” means together the SpinCo Sombrero Shares and the SpinCo Curibaya Shares;

(sss)
“SpinCos” means together SpinCo Sombrero and SpinCo Curibaya;

(ttt)
“SpinCo Valuation Report” means the valuation report referred to in the Arrangement Agreement;

(uuu)
“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, as amended;

(vvv)
“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti- dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing; and

(www)
“TSX” means the Toronto Stock Exchange.

1.2
Sections and Headings.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.3
Number, Gender and Persons.

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

1.4
Meaning.

Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5
Statutory References.

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6
Currency.

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.7
Business Day.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8
Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.9
Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Auryn; (ii) SpinCo Sombrero; (iii) SpinCo Curibaya; (iv) all registered and beneficial Auryn Shareholders; (v) all other registered Auryn Securityholders; and (vi) the Dissenting Shareholders.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1
Arrangement Agreement.

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1
The Arrangement.

On the Effective Date, commencing at the Effective Time, the following shall occur and be deemed to occur in law in the following chronological order, and notwithstanding the sequence of the actual physical implementation thereof, but subject to the provisions of Article 4:

(a)
Auryn Dissenting Shareholders

At the Effective Time, each Auryn Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Auryn and Auryn shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Section 4.1 hereof, and the name of each such holder shall be removed from the securities register as a holder of Auryn Shares and such Auryn Shares so transferred to Auryn shall thereupon be cancelled.

(b)
Capitalization of the SpinCos

The SpinCo Capitalization Agreements shall be implemented and Auryn will be deemed to have transferred the SpinCo Sombrero Assets to SpinCo Sombrero and SpinCo Sombrero will assume the SpinCo Sombrero Liabilities in consideration for a number of SpinCo Sombrero Shares equal in number to the number of issued Auryn Shares minus one, and Auryn will be deemed to have transferred the SpinCo Curibaya Assets to SpinCo Curibaya and SpinCo Curibaya will assume the SpinCo Curibaya Liabilities, in consideration of SpinCo Curibaya Shares equal in number to the number of issued Auryn Shares minus one.

(c)
Reorganization and Alteration of Auryn Common Share Capital, Distribution of SpinCos

The authorized share capital of Auryn shall be deemed to have been reorganized and its articles amended by:

(i)
multiplying the issued Auryn Shares by the Consolidation Ratio;

(ii)
renaming and redesignating all of the issued and unissued Auryn Shares as Class A Shares;

(iii)
providing that the rights, privileges, restrictions and conditions attached to the Class A Shares are as follows:

(A)
to two votes at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each common share held;

(B)
to receive, subject to the rights of the holders of another class of shares, any dividend declared by Auryn; and

(C)
to receive, pari passu with the New Auryn Shares, and subject to the rights of the holders of another class of shares, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

(iv)
creating a new class consisting of an unlimited number of common shares without par value referred to herein as New Auryn Shares;

(v)
providing that the rights, privileges, restrictions and conditions attached to the New Auryn Shares are as follows:

(A)
to vote at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each New Auryn Share held;

(B)
to receive, subject to the rights of the holders of any other class of shares having a priority, any dividend declared by Auryn; and

(C)
to receive, pari passu with the Class A Shares, and subject to the rights of the holders of another class of shares having priority, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

(vi)
immediately before the exchange in paragraph (vii) below occurs, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option upon the terms and conditions set out in paragraph 3(d) below;

(vii)
Auryn shall be deemed to have reorganized its capital within the meaning of Section 86 of the Tax Act as follows and in the following order:

(A)
each Auryn Shareholder (other than a Dissenting Shareholder) will exchange each Class A Share held at the Effective Time for (A) one Auryn Share times the Consolidation Ratio (a New Auryn Share), (B) (1.0÷Consolidation Ratio) SpinCo Sombrero Shares and (C) (1.0÷Consolidation Ratio) SpinCo Curibaya Shares and such Auryn Shareholders shall thereupon cease to be the holders of the Class A Shares so exchanged;

(B)
the authorized capital of Auryn is amended to delete the Class A Shares, none of which are issued and outstanding, and to delete the rights, privileges, restrictions and conditions attached to the Class A Shares; and

(C)
the aggregate amount added to the stated capital of the New Auryn Shares issued pursuant to Section 3.1(d)(vi)(A) above shall be equal to the amount if any, by which (A) the aggregate paid-up capital (as that term is defined for the purposes of the Tax Act) of the Auryn Shares (other than Auryn Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, exceeds (B) the Fair Market Value of the SpinCo Shares distributed to the Auryn Shareholders.

Fractional shares will be aggregated for each Auryn Shareholder (or by account) and no individual fractional shares will be issued. SpinCo Shares shall be distributed to the nearest whole number and Auryn Shareholders will not receive any compensation in lieu of any single fractional share per Auryn Shareholder (or per account). The name of each Auryn Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the securities registers of New Auryn Shares and SpinCo Shares as the holder of the number of New Auryn Shares and SpinCo Shares deemed to have been received on the exchange.

(d)
Auryn Optionholders

As provided in paragraph 3.1(c)(vi) above, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option immediately before the exchange in paragraph 3(c)(vii) above occurs.  Immediately before the the completion of the reorganization provided for in paragraph 3.1(c)(vii) above, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option. Except as otherwise provided in this Section 3.1, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a New Auryn Option will be the same as the Auryn Option for which it is exchanged, and any document or agreement previously evidencing an Auryn Option shall thereafter evidence and be deemed to evidence such New Auryn Option. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Auryn Options. Accordingly, and notwithstanding the foregoing, if required, one or more of exercise prices of the components of the New Auryn Option will be increased such that the aggregate In-The-Money Amount of the New Auryn Option immediately after the Effective Time does not exceed the In-The-Money Amount of the Auryn Option immediately before the Effective Time.

(e)
Auryn Warrantholders

The Auryn Warrant held by the Auryn Warrantholder that was outstanding at the Effective Time will be deemed to be exchanged for the New Auryn Warrant.

(f)
Distribution of SpinCo Shares

After the foregoing events, Auryn will be deemed to have distributed the SpinCo Shares to the Auryn Shareholders as a return of share capital pursuant to a reorganization of the Company’s business and a distribution of proceeds from a disposition of the Company’s property outside the ordinary course of the Company’s business. Auryn will surrender the SpinCo Shares issued to Auryn on incorporation to SpinCos for cancellation.

3.2
No Fractional Securities.

Notwithstanding any other provision of this Arrangement, no individual fractional New Auryn Shares, New Auryn Options, New Auryn Warrants, New Auryn Replacement Options, or SpinCo Shares shall be issued or transferred to any Auryn Shareholder or former Eastmain Securityholder, all fractional shares or other securities shall be aggregated by shareholder (or by account) and rounder to the nearest whole security and any fractional securities shall be eliminated without any compensation paid for them.

3.3
Effective Time.

In Section 3.1(d) the reference to an Auryn Securityholder shall mean a person who is an Auryn Securityholder as of the Effective Time, subject to the provisions of Article 4.

3.4
Deemed Fully Paid and Non-Assessable Shares.

All New Auryn Shares and SpinCo Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

3.5
Arrangement Effectiveness.

The Arrangement shall become final and conclusively binding on the Auryn Shareholders, Auryn Optionholders and each of Auryn and SpinCos on the Effective Time on the Effective Date.

3.6
Supplementary Actions.

 Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Auryn and SpinCos shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

3.7
Withholding Rights.

Auryn and SpinCos shall be entitled to deduct or withhold from the consideration or other amount payable to any Auryn Securityholder, including Dissenting Shareholders pursuant to Article 4, and from all dividends, other distributions or other amount otherwise payable to any Auryn Securityholder, such Taxes or other amounts as Auryn or SpinCos is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, (“Code”) or any other provisions of any applicable Laws. For greater certainty, to the extent that the exchange in Section 3.1(c)(vii)(A) hereof gives rise to a deemed dividend under the Tax Act, Auryn shall be entitled to retain and sell that number of SpinCos Shares as required to satisfy any withholding requirement under the Tax Act or any other applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and the number of SpinCos shares retained and sold by Auryn shall be deemed to have been issued to the Auryn Securityholder.

ARTICLE 4
RIGHTS OF DISSENT

4.1
Dissent Right.

Notwithstanding Section 3.1 hereof, holders of Auryn Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and the Final Order and in the manner set forth in Section 291 of the BCBCA, provided that the written notice setting forth the objection of such registered Auryn Shareholders to the Arrangement and exercise of Dissent Rights must be received by Auryn not later than 5:00 p.m. (Vancouver Time) on the Business Day that is two (2) Business Days before the Auryn Meeting or any date to which the Auryn Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)
are ultimately entitled to be paid fair value for their Auryn Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined immediately prior to the approval of the Arrangement and Securities Issuance Resolutions, shall be deemed to have transferred their Auryn Shares to Auryn as of the Effective Time in consideration for a debt claim against Auryn to be paid the fair value of such Auryn Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; and

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Auryn Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Auryn Shares, and shall be entitled to receive only the securities contemplated in Section 3.1(c)(vii)(A) hereof (less any amounts withheld pursuant to Section 3.7 hereof) that such Auryn Shareholder would have received pursuant to the Arrangement if such Auryn Shareholder had not exercised Dissent Rights.

4.2
Recognition of Dissenting Shareholders.

In no circumstances shall Auryn, SpinCo Sombrero, SpinCo Curibaya or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Auryn Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither Auryn, SpinCo Sombrero, SpinCo Curibaya nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of Auryn, SpinCo Sombrero or SpinCo Curibaya and the names of the Dissenting Shareholders shall be deleted from the register of holders of New Auryn Shares or SpinCo Shares previously maintained or caused to be maintained by Auryn, SpinCo Sombrero or SpinCo Curibaya.

4.3
Reservation of SpinCo Shares.

If an Auryn Shareholder exercises the Dissent Rights, Auryn shall on the Effective Date set aside and not transfer that portion of the SpinCo Shares which is attributable to the Auryn Shares for which Dissent Rights have been exercised. If the dissenting Auryn Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Auryn shall distribute to such Auryn Shareholder his or her pro rata portion of the SpinCo Shares. If an Auryn Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Auryn shall retain the portion of the SpinCo Shares attributable to such Auryn Shareholder and such shares will be dealt with as determined by the Board of Directors of Auryn in its discretion.

ARTICLE 5
CERTIFICATES

5.1
One Class A Shares Certificate.

Recognizing that the Auryn Shares shall be renamed and redesignated as Class A Shares and then be immediately exchanged for New Auryn Shares pursuant to Section 3.1(c), Auryn shall issue a single Class A Share certificate representing all issued Class A Shares and shall in turn cancel such certificate against issuance and delivery to the Depositary of the New Auryn Share certificates (or dematerialized New Auryn Shares) for the benefit of New Auryn Shareholders.

5.2
SpinCo Shares.

Recognizing that the SpinCo Shares issued to Auryn under Section 3.1(b) shall be distributed by Auryn to the Auryn Shareholders pursuant to the provisions of Section 3.1(c), each of SpinCo Sombrero and SpinCo Curibaya shall issue one share certificate each representing all of their respective SpinCo Shares registered in the name of Auryn, which share certificate shall be held by Auryn until such shares are distributed by Auryn to the Auryn Shareholders and such certificate shall then be cancelled.

5.3
SpinCo Certificates.

As soon as practicable following the Effective Date, each SpinCo shall cause to be issued to the Depositary for the benefit of all Auryn Shareholders immediately prior to the Effective Time, share certificates (physical or dematerialized form) representing the distributed SpinCo Shares and shall direct the Depositary to cause such SpinCo Shares to be delivered, mailed or deposited in intermediary accounts for the benefit of Auryn Shareholders.

5.4
New Share Certificates.

From and after the Effective Date, share certificates representing Auryn Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Auryn Shares, and no new share certificates shall be issued with respect to the New Auryn Shares issued in connection with the Arrangement.

ARTICLE 6
DELIVERY OF SHARES

6.1
Delivery of New Auryn Shares and SpinCo Shares.

(a)
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Auryn Shares, together with such other documents and instruments as would have been required to effect the transfer of the Auryn Shares formerly represented by such certificate under the BCBCA and the articles of Auryn and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Auryn Shares and a certificate representing each of the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1(c) hereof.

(b)
From and after the time of completion of the Arrangement, the number of New Auryn Shares that each Auryn Shareholder will be entitled to receive in exchange for certificates formerly representing Auryn Shares will be adjusted to reflect the Auryn Share Consolidation.

(c)
After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Auryn Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Auryn Shares and a certificate representing each the SpinCo Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1(c) hereof.

6.2
Lost Certificates.

If any certificate that immediately prior to the Effective Time represented one or more outstanding Auryn Shares that were exchanged for New Auryn Shares and SpinCo Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Auryn Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such delivery is to be made shall, as a condition precedent to such delivery, give a bond satisfactory to Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary in such amount as Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary may direct, or otherwise indemnify Auryn, SpinCo and the Depositary in a manner satisfactory to Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary, against any claim that may be made against Auryn, SpinCo Sombrero, SpinCo Curibaya or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such actions as may be required by the articles of Auryn.

6.3
Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Auryn Shares or SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Auryn Shares, unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable Law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Auryn Shares and a certificate representing the SpinCo Shares to which such holder is entitled in accordance with Section 3.1 hereof, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Auryn Shares or SpinCo Shares.

6.4
Limitation and Proscription.

To the extent that a Former Auryn Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date, then the New Auryn Shares and SpinCo Shares that such Former Auryn Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and:

(a)
the Depositary shall deliver the certificates representing such New Auryn Shares to which such Former Auryn Shareholder was entitled, to Auryn and Auryn shall cancel such share certificates, and the interest of the Former Auryn Shareholder in such New Auryn Shares to which it was entitled shall be terminated; and

(b)
the Depositary shall deliver the certificates representing such SpinCo Shares to which such Former Auryn Shareholder was entitled to and SpinCos shall cancel such share certificates, and the interest of the Former Auryn Shareholder in such SpinCo Shares to which it was entitled shall be terminated, as of such final proscription date.

ARTICLE 7
AMENDMENT AND FURTHER ASSURANCES

7.1
Amendments to Plan of Arrangement.

(a)
The Arrangement Agreement and the Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Auryn Meeting but not later than the Effective Time; provided that any such amendment (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Auryn Meeting, is approved by the Court and, if and as required by the Court, is communicated to Former Auryn Securityholders and/or consented to by Former Auryn Securityholders.

(b)
Any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(i)
change the time for performance of any of the obligations or acts of the Parties;

(ii)
waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant to the Arrangement Agreement;

(iii)
waive compliance with or modify any of the covenants contained in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties; and/or

(iv)
waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

(c)
Any amendment made before the Auryn Meeting in accordance with this Section 7.1 may be made with or without any other prior notice or communication and, if accepted by the persons voting at the Auryn Meeting (other than as may be required under the Interim Order), shall become part of this Agreement and the Plan of Arrangement for all purposes.

7.2
Further Assurances.

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, Auryn, SpinCo Sombrero and SpinCo Curibaya shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule B- Auryn Arrangement and Securities Issuance Resolutions

FORM OF RESOLUTIONS OF THE AURYN SHAREHOLDERS

A.
Approval of Arrangement

1.
The arrangement (the “Arrangement”) under Section 288 et. seq of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Auryn as more particularly described and set forth in the management information circular (the “Circular”) of Auryn accompanying the notice of this annual and special shareholders meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”) involving Auryn, the full text of which is set out as Schedule B to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement made as of July 29, 2020 between Eastmain Resources Inc. (“Eastmain”), Auryn, 1258618 B.C. Ltd. and 1258620 B.C. Ltd. (the “Arrangement Agreement”), the actions of the directors of Auryn in approving the Arrangement Agreement and the actions of the directors and officers of Auryn in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

B.
Approval of Issuance of New Auryn Securities to Acquire Eastmain

4.
Resolved as an ordinary resolution, that Auryn is hereby authorized to issue such number of common shares in the capital of Auryn as is necessary to allow Auryn to acquire 100% ownership of Eastmain pursuant to the Plan of Arrangement, as more particularly described in the Circular, including, but not limited to, the issuance of New Auryn Shares upon the exercise of New Auryn Options, New Auryn Replacement Options and Eastmain Warrants and for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

5.
Notwithstanding that the foregoing resolutions have been passed or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Auryn are hereby authorized and empowered without further notice to or approval of the securityholders of Auryn (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and (iii) to delay or abandon implementation of the foregoing if in their opinion it is in Auryn’s best interests to do so.

6.
Any one director or officer of Auryn be and is hereby authorized and directed for and on behalf of Auryn to execute, under the corporate seal of Auryn or otherwise, and to deliver to the Director under the BCBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and acquisition of Eastmain in accordance with the Arrangement Agreement.

B-1

C.
Disinterested Shareholder Approval of New Auryn Financing Offer Price

7.
If required by the TSX, resolved as an ordinary resolution approved by shareholders of Auryn that are not participating in the New Auryn Financing, that the offer price of the subscription receipts under the New Auryn Financing, as more particularly described in the Circular, is hereby authorized and approved.

8.
Any one director or officer of Auryn be and is hereby authorized and directed for and on behalf of Auryn to execute, under the corporate seal of Auryn or otherwise, and such other documents as are necessary or desirable to give effect to the foregoing resolution.

B-2

Schedule C– Summary Pro-Forma Statements for New Auryn and SpinCos

[Redacted - sensitive commercial information]

C-1

Schedule D – Eastmain Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1
Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)
“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.4 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Eastmain and Auryn, each acting reasonably;

(b)
“Arrangement Agreement” means the arrangement agreement dated as of July 29, 2020 between Auryn, Eastmain, 1258618 B.C. Ltd. and 1258620 B.C. Ltd. pursuant to which this Plan of Arrangement is attached as Schedule D, as such agreement may be supplemented or amended from time to time in accordance with its terms;

(c)
“Arrangement Resolution” means the special resolution of the Eastmain Securityholders approving the Arrangement to be considered at the Eastmain Meeting;

(d)
“Articles of Arrangement” means the articles of arrangement of Eastmain in respect of the Arrangement, to be filed with the Director after the Final Order is made;

(e)
“Auryn” is a reference to Auryn Resources Inc., a corporation incorporated under the laws of the Province of British Columbia, as constituted prior to completion of the transactions in the Auryn Arrangement;

(f)
“Auryn Arrangement” means the plan of arrangement under the provisions of Section 288 of the Business Corporations Act (British Columba) contemplated in Article 3 of the Arrangement Agreement;

(g)
“Auryn Shares” means common shares in the capital of Auryn prior to the Effective Time;

(h)
“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(i)
“Court” means the Ontario Superior Court of Justice;

(j)
“CRA” means the Canada Revenue Agency;

(k)
“Depositary” means Computershare Trust Compnay of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Eastmain Shares for the Eastmain Securityholder Consideration in connection with the Arrangement;

(l)
“Director” means the Director appointed pursuant to Section 278 of the OBCA

(m)
“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(n)
“Dissenting Eastmain Shareholder” means a registered holder of Eastmain Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o)
“Dissenting Shares” means the Eastmain Shares held by Dissenting Eastmain Shareholders in respect of which such Dissenting Eastmain Shareholders have given Notice of Dissent;

(p)
“Eastmain” means Eastmain Resources Inc., a corporation subsisting under the laws of Ontario;

(q)
“Eastmain Letter of Transmittal” means the letter of transmittal to be delivered by Eastmain to the Eastmain Shareholders providing for the delivery of Eastmain Shares to the Depositary;

(r)
“Eastmain Meeting” means the special meeting of the Eastmain Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(s)
“Eastmain Option” means an option to acquire an Eastmain Share granted pursuant to the Eastmain Option Plan which is outstanding and unexercised, whether or not vested;

(t)
“Eastmain Option In-The-Money-Amount” in respect of an Eastmain Option means the amount, if any, by which the total Fair Market Value of the Eastmain Shares that a holder is entitled to acquire on exercise of the Eastmain Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Eastmain Shares;

(u)
“Eastmain Option Plan” means the stock option plan of Eastmain last approved by the Eastmain Shareholders on April 25, 2019;

(v)
“Eastmain Optionholder” means a holder of one or more Eastmain Options;

(w)
“Eastmain RSU Holder” means a holder of one or more Eastmain RSUs;

(x)
“Eastmain RSUs” means restricted share units issued under the Eastmain RSU Plan;

(y)
“Eastmain RSU Plan” means the restricted share unit plan of Eastmain last approved by Eastmain Shareholders on April 23, 2020;

(z)
“Eastmain Shareholder” means a holder of one or more Eastmain Shares;

(aa)
“Eastmain Securityholder Consideration” means an means (i) for holders of Eastmain Shares, an aggregate of 34,100,000 New Auryn Shares to be issued immediately after the Effective Time for all outstanding Eastmain Shares, (ii) for holders of Eastmain Options, the issuance of New Auryn Replacement Options adjusted as to number by the Exchange Ratio and as to exercise price by the inverse of the Exchange Ratio, and (iii) for the holders of Eastmain Warrants, the adjustment of the Eastmain Warrants to provide for the issuance of New Auyrn Shares on the exercise of such warrants in accordance with the terms of the Eastmain Warrants;

(bb)
“Eastmain Securityholders” means the Eastmain Shareholders, Eastmain Optionholders and Eastmain Warrantholders;

(cc)
“Eastmain Shares” means the common shares in the capital of Eastmain (and which, for greater certainy, as the context requires, includes the Eastmain Shares that are issued upon the redemption of Eastmain RSUs on a 1:1 basis before the Effective Time);

(dd)
“Eastmain Warrantholder” means a holder of one or more Eastmain Warrants;

(ee)
“Eastmain Warrants” means the common share purchase warrants of Eastmain;

(ff)
“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

(gg)
“Effective Time” means the time on the Effective Date immediately after the completion of the Auryn Arrangement or such other time as Eastmain and Auryn may agree upon in writing;

(hh)
“Exchange Ratio” means the quotient rounded to five significant digits that is obtained by dividing 34,100,000 by the number of outstanding Eastmain Shares immediately prior to the Effective Time which quotient will be applied to each Eastmain Share, Eastmain Option and Eastmain Warrant in calculating the fraction of a New Auryn Share which is issuable for transfer of each Eastmain Share to Auryn, for issuance of each New Auryn Replacement Option in exchange for Eastmain Options, and for determining the adjustment of exercise price of, and number of New Auryn Shares that will be issued upon exercise of, the Eastmain Warrants after the Eastmain Arrangement;

(ii)
“Fair Market Value” with reference to an Eastmain Share, means the amount that is the volume-weighted average price of the Eastmain Shares on the TSX over the five (5) trading days ending immediately before the Effective Date;

(jj)
“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(kk)
“Former Eastmain Shareholders” means the holders of Eastmain Shares immediately prior to the Effective Time;

(ll)
“Former Eastmain Optionholders” means the holders of Eastmain Options immediately prior to the Effective Time;

(mm)
“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(nn)
“holder”, when used with reference to any securities of Eastmain, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Eastmain in respect of such securities;

(oo)
“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the New Auryn Shares and the New Auryn Replacement Options to be issued pursuant to the Arrangement, in a form acceptable to Eastmain and Auryn, each acting reasonably, providing for, among other things, the calling and holding of the Eastmain Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Eastmain and Auryn, each acting reasonably;

(pp)
“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim;

(qq)
“New Auryn” is a reference to Auryn Resources Inc., a corporation incorporated under the laws of the Province of British Columbia after completion of the Auryn Arrangement;

(rr)
“New Auryn Shares” means common shares of New Auryn;

(ss)
“New Auryn Replacement Option” means an option to acquire one New Auryn Share as described in Article 2 of this Plan of Arrangement and for which the Eastmain Options are to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will, subject to adjustment in accordance with Article 3 be identical in every relevant respect to the Eastmain Options;

(tt)
“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Eastmain Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(uu)
“OBCA” means the Business Corporations Act (Ontario) including all regulations made thereunder;

(vv)
“Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of Eastmain and Auryn, each acting reasonably;

(ww)
“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(xx)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(yy)
“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized terms used but not defined herein will have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement will have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2
Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3
Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4
Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5
Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6
Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1
Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth herein immediately following completion of the Auryn Arrangement.

2.2
Binding Effect

This Plan of Arrangement will become effective at the Effective Time, immediately following the completion of the Auryn Arrangement, and will be binding upon New Auryn, Eastmain, the Eastmain Shareholders, the Eastmain Optionholders, the Eastmain Warrantholders and the Eastmain RSU Holders, if any.

ARTICLE 3
ARRANGEMENT

3.1
The Arrangement

Commencing at the Effective Time, which shall be deemed to be immediately after the Effective Time of the Auryn Arrangement, each of the events set out below will occur and be deemed to occur in law in the following sequence, in each case without any further authorization, act or formality of or by Eastmain, and notwithstanding the physical implementation of same does not occur in the same sequence:

(a)
Eastmain Dissenting Shareholders

Each Eastmain Share held by a Dissenting Eastmain Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Eastmain and Eastmain will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register of Eastmain as a holder of Eastmain Shares and the Eastmain Shares so transferred will be cancelled.

(b)
Transfer to New Auyrn

Each issued Eastmain Share held by a Former Eastmain Shareholder (other than a Dissenting Eastmain Shareholder or New Auryn or any subsidiary of New Auryn) will be transferred to New Auryn (free and clear of any Liens) and in consideration therefor New Auryn will issue fully paid and non-assessable New Auryn Shares on the basis of the Exchange Ratio for each Eastmain Share, subject to Section 3.4 and Article 5 hereof.

(c)
At the same time as the steps in Sections 3.1(a) and 3.1(b), with respect to each Eastmain Share,

(i)
the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Eastmain Share and the name of the holder thereof will be removed from the central securities register of Eastmain with respect to such Eastmain Share;

(ii)
legal and beneficial title to such Eastmain Share (other than an Eastmain Share transferred to Eastmain by a Dissenting Eastmain Shareholder) will vest in New Auryn and New Auryn will be and be deemed to be the transferee and legal and beneficial owner of such Eastmain Share (free and clear of any Liens) and will be entered in the central securities register of Eastmain as the sole holder thereof; and

(iii)
legal and beneficial title to Eastmain Shares held by a Dissenting Eastmain Shareholder will be transferred to Eastmain and the Eastmain Shares so transferred will be cancelled.

(d)
Eastmain Options

Each Eastmain Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a New Auryn Replacement Option to purchase a number of New Auryn Shares equal to the product of the Exchange Ratio multiplied by the number of Eastmain Shares issuable on exercise of such Eastmain Option immediately prior to the Effective Time for an exercise price per New Auryn Share equal to the exercise price per share of such Eastmain Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a New Auryn Replacement Option being exercisable for a fraction of a New Auryn Share, then the number of New Auryn Shares subject to such New Auryn Replacement Option will be rounded down to the next whole number of New Auryn Shares) and the Eastmain Options will thereupon be cancelled. The remaining term to expiry, conditions to and manner of exercise and other terms and conditions of the New Auryn Replacement Option will be the same as the terms and conditions of the Eastmain Options for which it is exchanged except that such New Auryn Replacement Option will be governed by the terms and conditions of the New Auryn Option Plan and, in the event of any inconsistency or conflict the New Auryn Option Plan will govern. Any document previously evidencing the Eastmain Option will thereafter evidence and be deemed to evidence such New Auryn Replacement Option and no certificates evidencing the New Auryn Replacement Option will be issued. Notwithstanding the foreoing, it is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Eastmain Options. Accordingly, and notwithstanding the foregoing, if required, the exercise prices of the New Auryn Replacement Option will be increased such that the aggregate In-The-Money Amount of the New Auryn Replacement Option immediately after the Effective Time is equal to, and does not exceed, the In-The-Money Amount of the Eastmain Option immediately before the Effective Time.

(e)
Eastmain RSUs

Notwithstanding the terms of the Eastmain RSU Plan, each Eastmain RSU, to the extent it has not been redeemed as of the Effective Date, will be deemed to be assigned and transferred from the holder thereof, without any further act or formality, in exchange for the New Auryn Shares that the holder would have received had the holder been an Eastmain Shareholder prior to the Effective Date, and the Eastmain RSUs will thereupon be cancelled.

(f)
Consents etc. to Transfer of Eastmain Options and Eastmain RSUs

Each Eastmain Optionholder and Eastmain RSU Holder, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Eastmain Option, Eastmain RSU and Eastmain Share, as the case may be, in accordance with such step.

(g)
New Auryn Financing

New Auryn will issue with New Auryn Shares pursuant to the New Auryn Financing.

3.2
Eastmain Warrants

In accordance with the terms of each of the Eastmain Warrants, each Eastmain Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Eastmain Warrants, in lieu of Eastmain Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of New Auryn Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Eastmain Shares to which such holder would have been entitled if such holder had exercised such holder’s Eastmain Warrants immediately prior to the Effective Time. Each Eastmain Warrant shall continue to be governed by and be subject to the terms of the applicable warrant certificate, subject to any supplemental exercise documents issued by New Auryn to holders of Eastmain Warrants to facilitate the exercise of the Eastmain Warrants and the payment of the corresponding portion of the exercise price with each them.

3.3
Post Effective Time Procedures

(a)
Following the receipt of the Final Order and prior to the Effective Date, Auryn will deliver or arrange to be delivered to the Depositary the Eastmain Securityholder Consideration, including certificates representing the New Auryn Shares required to be issued to Former Eastmain Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates will be held by the Depositary as agent and nominee for such Former Eastmain Shareholders for distribution to such Former Eastmain Shareholders in accordance with the provisions of Article 5 hereof.

(b)
Subject to the provisions of Article 5 hereof, and upon return of a properly completed Eastmain Letter of Transmittal by a registered Former Eastmain Shareholder together with certificates representing Eastmain Shares and such other documents as the Depositary may require, Former Eastmain Shareholders will be entitled to receive delivery of the certificates representing the New Auryn Shares to which they are entitled pursuant to Section 3.1 hereof.

3.4
No Fractional Auryn Securities

In no event will any Eastmain Securityholders be entitled to a fractional New Auryn Share or New Auryn Replacement Option. Where the aggregate number of such securities to be issued to an Eastmain Securityholder as consideration under or as a result of this Arrangement would result in a fraction of an Auryn security being issuable, the number of Auryn securities to be received by such Eastmain Securityholder (or per account) will be rounded down to the nearest whole number and no former Eastmain Securityholder will be entitled to any compensation in respect of a fractional Auryn security.

3.5
U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(B) of the U.S Tax Code and this Plan of Agreement and the Arrangement Agreement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Sections 354 and 361 of the U.S. Tax Code.

ARTICLE 4
DISSENT RIGHTS

4.1
Rights of Dissent

Pursuant to the Interim Order, each registered Eastmain Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 185 of the OBCA as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 185(6) of the OBCA must be sent to and received by Eastmain not later than 5:00 p.m. (Toronto Time) on the Business Day that is two (2) Business Days before the Eastmain Meeting or any date to which the Eastmain Meeting may be postponed or adjourned. Eastmain Shareholders who duly exercise such rights of dissent and who:

(a)
are ultimately determined to be entitled to be paid fair value from Eastmain (to the extent available, with Eastmain funds not directly or indirectly provided by Auryn or its affiliates), for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Eastmain pursuant to Section 3.1(a) in consideration of such fair value; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as an Eastmain Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(a) and be entitled to receive only the consideration set forth in Section 3.1(b), but in no case will Eastmain or Auryn or any other person be required to recognize such holders as holders of Eastmain Shares after the completion of the steps set forth in Section 3.1, and each Dissenting Eastmain Shareholder will cease to be entitled to the rights of an Eastmain Shareholder in respect of the Eastmain Shares in relation to which such Dissenting Eastmain Shareholder has exercised Dissent Rights and the central securities register of Eastmain will be amended to reflect that such former holder is no longer the holder of such Eastmain Shares as and from the completion of the steps in Section 3.1.

ARTICLE 5
CERTIFICATES

5.1
Payment of Eastmain Securityholder Consideration

(a)
Eastmain Shareholders. As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Eastmain Shares that were transferred under Section 3.1, together with a duly completed Eastmain Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the OBCA and the articles of Eastmain after giving effect to Section 3.1 the former holder of such Eastmain Shares will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, or, if requested by such former holder in the Eastmain Letter of Transmittal, make available for pick up at its offices during normal business hours, the Eastmain Securityholder Consideration, comprised of a certificate representing the Auryn Shares that such holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(b)
Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Eastmain Shares will be deemed after the time described in Section 3.1 to represent only the right to receive from the Depositary upon such surrender the Eastmain Securityholder Consideration, comprised of a certificate representing the Auryn Shares and a cash payment that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(c)
Eastmain and Auryn will cause the Depositary, as soon as a Former Eastmain Shareholder becomes entitled to the Consideration in accordance with Section 3.1, to:

(i)
forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Eastmain Letter of Transmittal;

(ii)
if requested by such former holder in the Eastmain Letter of Transmittal make available at the offices of the Depositary specified in the Eastmain Letter of Transmittal; or

(iii)
if the Eastmain Letter of Transmittal neither specifies an address as described in Section 5.1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Eastmain immediately prior to the Effective Time, a certificate representing the Auryn Shares issuable to such Former Eastmain Shareholder in accordance with the provisions hereof.

(d)
No Eastmain Shareholders or Eastmain Optionholders will be entitled to receive any consideration or entitlement with respect to such Eastmain Shares or Eastmain Options other than any consideration or entitlement to which such holder is entitled to receive in accordance with Sections 3.1 and this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(e)
Eastmain Optionholders. New Auryn Replacement Options will be issued by Auryn to the relevant former Eastmain Optionholders directly without use of a Depositary or Transfer Agent. New Auryn will send a letter to all Eastmain Optionholders confirming the availability for the exchange of the New Auryn Replacement Options against deliver to new Auryn of the Eastmain Option certificates (delivery of which to New Auryn may be waived by it in its reasonable discretion).

5.2
Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Eastmain Shares that were acquired by Auryn or Eastmain pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Eastmain Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Eastmain Securityholder Consideration, comprised of a certificate representing the Auryn Shares which the former holder of such Eastmain Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Eastmain Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Eastmain Shares will, as a condition precedent to the delivery of such Eastmain Securityholder Consideration, give a bond satisfactory to Eastmain, Auryn and the Depositary in such sum as Auryn may direct or otherwise indemnify Eastmain and Auryn in a manner satisfactory to Eastmain and Auryn against any claim that may be made against Eastmain or Auryn with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3
Extinction of Rights

If any Former Eastmain Securityholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or to New Auryn under Section 5.2 in order for such Former Eastmain Securityholder to receive the Eastmain Securityholder Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former Eastmain Securityholder holder will be deemed to have donated and forfeited to Auryn or its successor any Eastmain Securityholder Consideration held by the Depositary or New Auryn in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Eastmain Shares and Eastmain Options formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to New Auryn and will be cancelled. Neither Eastmain nor New Auryn, or any of their respective successors, will be liable to any person in respect of any Eastmain Securityholder Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Eastmain or New Auryn or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4
Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, Eastmain, Auryn and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Eastmain Securityholder under this Plan of Arrangement (including any payment to Dissenting Eastmain Shareholders) such amounts as Eastmain, Auryn or the Depositary may be required or permitted to deduct and withhold with respect to such payment or deliverable under the Tax Act, the Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law. For the purposes hereof, all such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Eastmain, Auryn or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Auryn Shares to which any such person may otherwise be entitled under this Plan of Arrangement, on such terms as Auryn reasonably determines, and any amount remaining following the sale, deduction and remittance will be paid to the person entitled thereto as soon as reasonably practicable.

5.5
No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

5.6
Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Eastmain Shares, Eastmain Options and Eastmain Warrants issued prior to the Effective Time, (b) the rights and obligations of the Eastmain Securityholders, Eastmain, Auryn, the SpinCos, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Eastmain Shares, Eastmain Options and Eastmain Warrants will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1
Amendments to Plan of Arrangement

(a)
Eastmain reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Auryn, (iii) filed with the Court and, if made following the Eastmain Meeting, approved by the Court and (iv) communicated to or approved by the Eastmain Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Eastmain at any time prior to the Eastmain Meeting (provided that Auryn has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Eastmain Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Eastmain Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Eastmain and Auryn and (ii) if required by the Court or applicable Law, is consented to by Eastmain Securityholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Auryn provided that it concerns a matter which, in the reasonable opinion of Auryn, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Eastmain Securityholder.

(e)
Auryn will be entitled to propose an amendment, modification or supplement to this Plan of Arrangement at any time prior to the Effective Time and, unless such proposal will be adverse to the financial or economic interests of any Eastmain Shareholder, Eastmain will propose and implement such amendment, modification or supplement in accordance with the process described in paragraphs (a) to (c) of this Section 6.1, as may be applicable.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Eastmain and Auryn will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule E - Eastmain Arrangement Resolution

FORM OF RESOLUTION OF THE EASTMAIN SECURITYHOLDERS

1.
The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Eastmain as more particularly described and set forth in the management information circular (the “Circular”) of Eastmain accompanying the notice of this special meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”) involving Eastmain, the full text of which is set out as Schedule B to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement made as of July 29, 2020 among Auryn Resources Inc., Eastmain, 1258618 B.C. Ltd. and 1258620 B.C. Ltd. (the “Arrangement Agreement”), the actions of the directors of Eastmain in approving the Arrangement Agreement and the actions of the directors and officers of Eastmain in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of Eastmain or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Eastmain are hereby authorized and empowered without further notice to or approval of the shareholders of Eastmain (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any one director or officer of Eastmain be and is hereby authorized and directed for and on behalf of Eastmain to execute, under the corporate seal of Eastmain or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.
Any one director or officer of Eastmain be and is hereby authorized and directed for and on behalf of Eastmain to execute or cause to be executed, under the corporate seal of Eastmain or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

E-1

Schedule F - Representations and Warranties of Eastmain

Except as specifically disclosed in the Eastmain Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made) or the Eastmain Public Disclosure Record, Eastmain represents and warrants to and in favour of Auryn and each SpinCo as follows and acknowledges that Auryn and each SpinCo are relying upon such representations and warranties in entering into this Agreement:

(a)
Organization and Qualification. Each of Eastmain and the Eastmain Subsidiary has been duly incorporated and validly exists and is in good standing under the OBCA or the Canada Business Corporations Act, respectively, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of Eastmain and the Eastmain Subsidiary is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Diligence Information includes complete and correct copies of the constating documents of Eastmain and the Eastmain Subsidiary, as amended to the date of this Agreement.

(b)
Authority Relative to this Agreement. Eastmain has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the Eastmain Final Order, the Eastmain Securityholder Approval and all requisite approvals of the TSX) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by Eastmain of its obligations under this Agreement have been duly authorized by the Eastmain Board of Directors and no other corporate proceedings on the part of Eastmain are necessary to authorize the execution and delivery by it of this Agreement, subject to obtaining Eastmain Securityholder Approval and the Eastmain Final Order as contemplated in Section 2.6 and all requisite approvals of the TSX, the completion by Eastmain of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Eastmain and constitutes a legal, valid and binding obligation of Eastmain enforceable against Eastmain in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)
Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to Eastmain for the execution and delivery of this Agreement or, the performance by Eastmain of its obligations hereunder, the completion by Eastmain of the Eastmain Arrangement or the ability of Eastmain to conduct operations at the Eastmain Material Properties as presently conducted, other than:

(i)
the Eastmain Interim Order and any filings required in order to obtain, and approvals required under, the Eastmain Interim Order;

(ii)
the Eastmain Final Order, and any filings required in order to obtain the Eastmain Final Order;

(iii)
such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement; and

(iv)
any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Eastmain Arrangement.

(d)
No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Paragraph (c), the execution and delivery by Eastmain of this Agreement, the performance by Eastmain of its obligations hereunder and the completion of the Eastmain Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)
result in a contravention, breach, violation or default under any Law applicable to it or any of its properties or assets;

(ii)
result in a contravention, conflict, violation, breach or default under its constating documents;

(iii)
result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Eastmain Material Contract or material Permit to which it is a party or by which it is bound or to which any of the Eastmain Material Properties or any of its material assets is subject or give to any person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or Permits; or

(iv)
result in the suspension or material alteration in the terms of any material Permit held by it or in the creation of any Lien upon any of the Eastmain Material Properties or material assets.

(e)
Capitalization. The authorized capital of Eastmain consists of an unlimited number of Eastmain Shares. As at July 29, 2020, there were (i) 290,623,095 Eastmain Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non assessable, (ii)  12,570,456 Eastmain Warrants issued and outstanding providing for the issuance of 12,570,456 Eastmain Shares upon the exercise thereof, (iii) 14,445,233 Eastmain Options outstanding under the Eastmain Option Plan providing for the issuance of 14,445,233 Eastmain Shares upon the exercise thereof, and (iv) 116,666 Eastmain RSUs outstanding under the Eastmain RSU Plan providing for the issuance of 116,666 Eastmain Shares upon the exercise thereof. All Eastmain Shares issuable upon the exercise of rights under the Eastmain Options, Eastmain Warrants and Eastmain RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. There is no outstanding contractual obligation of Eastmain to repurchase, redeem or otherwise acquire any such Eastmain Shares, Eastmain Warrants, Eastmain Options or Eastmain RSUs. Except as set out in the Eastmain Disclosure Letter, Eastmain has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any Eastmain Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Eastmain Shares or other security. Except as set out in the Eastmain Disclosure Letter, Eastmain does not have any share or stock appreciation right, phantom equity, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Eastmain Share price, income or any other attribute of or related to Eastmain. The Eastmain Shares are listed on the TSX and the OTCQB and, except for such listings, no securities of Eastmain are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws. Section (e) of the Eastmain Disclosure Letter sets out a complete and correct list of all outstanding Eastmain Warrants, Eastmain Options, and Eastmain RSUs, and the number of Eastmain Shares subject to such Eastmain Warrants, Eastmain Options and Eastmain RSUs, the grant date, exercise price, vesting schedule and terms, expiration date and other material terms, as applicable, of each such Eastmain Warrants, Eastmain Options and Eastmain RSUs and the names of the holders of such Eastmain Warrants, Eastmain Options and Eastmain RSUs and whether each such holder is a current director of Eastmain or current officer, consultant or employee of Eastmain.

(f)
Subsidiaries. Other than the Eastmain Subsidiary, Eastmain does not have any subsidiaries. Eastmain is the legal, beneficial and registered owner of all of the issued shares of the Eastmain Subsidiary and has no outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any common shares of the Eastmain Subsidiary or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any common shares of the Eastmain Subsidiary or other security. The issued and outstanding common shares of the Eastmain Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable.

(g)
Reporting Issuer Status and Securities Laws Matters. Eastmain is a “reporting issuer” within the meaning of applicable Securities Laws in Ontario and Québec, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Eastmain, and Eastmain is not in default of any material provision of applicable Securities Laws. Trading in the Eastmain Shares on the TSX and the OTCQB is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Eastmain is pending or, to the knowledge of Eastmain, threatened. To the knowledge of Eastmain, no inquiry, review or investigation (formal or informal) of Eastmain by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. Except as set forth above in this Section (g), Eastmain is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or, to the knowledge of Eastmain, any Securities Laws, including, without limitation, the securities laws of the United States. Eastmain has filed all documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX, other than where such failure to file would not have an Eastmain Material Adverse Effect. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Eastmain has not filed any confidential material change report that at the date hereof remains confidential. Eastmain is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act. Eastmain is not registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(h)
Significant Shareholders. To the knowledge of Eastmain, as of the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Eastmain Shares.

(i)
Shareholders’ and Similar Agreements. Except as disclosed in the Eastmain Disclosure Letter, Eastmain is not subject to nor aware of any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Eastmain or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Eastmain.

(j)
Financial Statements. The Eastmain Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Eastmain Annual Financial Statements, in the auditor’s report thereon and (ii) except that the Eastmain Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Eastmain Financial Statements, together with the related MD&A, present fairly, in all material respects, the assets, liabilities and financial condition of Eastmain as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of Eastmain for the periods covered thereby (subject, in the case of the Eastmain Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by Eastmain to any director or officer of Eastmain.

(k)
Auditors. To the knowledge of Eastmain, Eastmain’s auditors, who audited the Eastmain Financial Statements and provided their audit report, were, at the relevant time, independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between Eastmain and such auditors or, to the knowledge of Eastmain, any former auditors of Eastmain during the last three years.

(l)
Internal Controls and Financial Reporting. Eastmain has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Eastmain is made known to the Chief Executive Officer and Chief Financial Officer of Eastmain on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; and (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of Eastmain, as of the date of this Agreement, there are no material weaknesses in, the internal controls over financial reporting of Eastmain that could reasonably be expected to have a material and adverse effect on Eastmain’s ability to record, process, summarize and report financial information.

(m)
Absence of Certain Changes. Except as disclosed in the Eastmain Interim Financial Statements and MD&A, since April 30, 2020:

(i)
Eastmain has conducted its business only in the ordinary course of business;

(ii)
there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have an Eastmain Material Adverse Effect;

(iii)
there has not been any material write-down by Eastmain of any of the assets of Eastmain;

(iv)
there has not been any expenditure or commitment to expend by Eastmain with respect to capital expenses;

(v)
there has not been any acquisition or sale, lease, license or other disposition by Eastmain of any interest in the Eastmain Material Properties or any other material assets;

(vi)
there has not been any incurrence, assumption or guarantee by Eastmain of any material debt for borrowed money, any creation or assumption by Eastmain of any Lien, or any making by Eastmain of any loan, advance or capital contribution to or material investment in any other person;

(vii)
there has not been any satisfaction or settlement of any material claim, liability or obligation of Eastmain;

(viii)
Eastmain has not effected any material change in its accounting policies, principles, methods, practices or procedures;

(ix)
Eastmain has not suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(x)
Eastmain has not declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Eastmain Shares;

(xi)
Eastmain has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Eastmain Shares or any other securities;

(xii)
there has not been any material increase in or modification of the compensation payable to or to become payable by Eastmain to any of its directors, officers, employees or consultants, except as may be required by contract or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants and the Eastmain Disclosure Letter contains a complete list and amounts of all severance obligations triggered by the Eastmain Arrangement;

(xiii)
Eastmain has not adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan (including the Eastmain Option Plan and the Eastmain RSU Plan); and

(xiv)
Eastmain has not agreed, announced, resolved or committed to do any of the foregoing.

(n)
No Material Undisclosed Liabilities. Eastmain has no material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes, whether accrued, absolute, contingent or otherwise) and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than:

(i)
those specifically disclosed in the Eastmain Public Disclosure Record filed before the date of this Agreement,

(ii)
specifically identified in the Eastmain Financial Statements or not required to be set forth in the Eastmain Financial Statements under IFRS,

(iii)
which relate to the Eastmain Arrangement (including any transaction expenses),

(iv)
incurred in the ordinary course of conduct of Eastmain’s continuing business operations since the date of the most recent Eastmain Financial Statements,

(v)
arrangements entered into with directors and officers of Eastmain in the ordinary course of business; or

(vi)
that would not, individually or in the aggregate, have an Eastmain Material Adverse Effect.

(o)
Compliance with Laws. The business of each of Eastmain and the Eastmain Subsidiary has been and is currently being conducted in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, all issued and outstanding Eastmain Shares have been issued in compliance, in all material respects, with all applicable Securities Laws.

(p)
Permits. Each of Eastmain and the Eastmain Subsidiary has identified, obtained, acquired or entered into, and is in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in the Public Disclosure Record). Any and all of the Permits pursuant to which Eastmain holds an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting Permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any such Permit, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of Eastmain, threatened, against Eastmain that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(q)
Data Privacy and Security. In each case except as would not be reasonably expected to have, individually or in the aggregate, an Eastmain Material Adverse Effect:

(i)
Each of Eastmain and the Eastmain Subsidiary (A) has operated its business in compliance, in all material respects, with all applicable Laws relating to personal information that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of customer information (medical or otherwise), medical records, patient information or other personal information made available to or collected by Eastmain or the Eastmain Subsidiary in connection with the operation of its business (the “Eastmain Data Requirements”) and (B) has taken all reasonable steps to implement all confidentiality, security and other protective measures required by the Eastmain Data Requirements, in each case, in all material respects. Without limiting the foregoing, each of Eastmain and the Eastmain Subsidiary is and has at all times been in material compliance with the privacy and security requirements of privacy Laws of any applicable jurisdiction (collectively, “Privacy Laws”).

(ii)
To Eastmain’s knowledge, none of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data, and video networks), information technology, computers, firmware, middleware, servers, workstations, routers, hubs, websites, data, databases, source code, object code and other similar or related items of automated, computerized, and/or software systems, and any other networks or systems and related services that are used by or relied on by Eastmain or the Eastmain Subsidiary in the conduct of its business (collectively, the “Eastmain Systems”) have experienced bugs, worms, viruses, embedded faults, malicious devices, Trojan horses, malware, failures, breakdowns, or continued substandard performance in the past twelve (12) months that have caused any substantial disruption or interruption in or to the use of any such Eastmain Systems. Eastmain has implemented backup, security, and disaster recovery procedures designed and appropriate to ensure the ongoing operations of the business of Eastmain without disruption for a business of the type and size conducted by Eastmain. To Eastmain’s knowledge, none of the Eastmain Systems contain any shareware, open source code, or other object software to the general public license or any similar license that would mandate the disclosure or licensing of any intellectual property to any other Person in the event such intellectual property was used with such code. All Eastmain Systems are in satisfactory working order and have appropriate support and maintenance: (1) consistent with reasonable industry best practices; (2) sufficient to ensure the ongoing operations of the business of Eastmain without disruption; and (3) consistent with best practices for a business of the type and size conducted by Eastmain. Neither Eastmain nor the Eastmain Subsidiary has any source code escrow arrangements and do not possess any source code.

(iii)
To Eastmain’s knowledge, neither Eastmain nor the Eastmain Subsidiary has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information.

(iv)
Neither Eastmain nor the Eastmain Subsidiary has been notified in writing of and, to the knowledge of Eastmain, is not the subject of, any complaint, regulatory investigation or proceeding related to data security or privacy.

(r)
Litigation. There is no Proceeding against or involving Eastmain (whether in progress or, to the knowledge of Eastmain, threatened) that if determined adversely to Eastmain, would have or would reasonably be expected to have an Eastmain Material Adverse Effect.

(s)
Insolvency. No act or proceeding has been taken by or against Eastmain in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Eastmain or for the appointment of a trustee, receiver, manager or other administrator of Eastmain or any of its properties or assets nor, to the knowledge of Eastmain, is any such act or proceeding threatened. Neither Eastmain nor the Eastmain Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither Eastmain, the Eastmain Subsidiary, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Eastmain or the Eastmain Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, an Eastmain Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Eastmain Arrangement.

(t)
Interest in Material Properties.

(i)
Each of Eastmain and the Eastmain Subsidiary possesses or has obtained, and is in compliance with, all material licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its current business relating to the Eastmain Material Properties and the Eastmain Material Properties comply in all material respects with all applicable Laws. Each of Eastmain and the Eastmain Subsidiary has valid and sufficient right, title and interest, free and clear of any title defect or Lien, other than any title defect or Lien which would not materially interfere with the use of, or materially detract from the value of, the Eastmain Material Properties, to: (A) its permits, concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Eastmain Material Properties, all of which have been accurately and completely set out in the Eastmain Disclosure Letter and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; (B) its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by Eastmain), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests in respect of the Eastmain Material Properties, all of which have been identified completely and accurately in the Eastmain Disclosure Letter, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted and contemplated to be conducted; and (C), or is entitled to the benefits of, the Eastmain Material Properties and its assets of any nature whatsoever and to all benefits derived therefrom and mineral rights including all the properties and assets reflected in the balance sheet forming part of the Eastmain Disclosure Record relating to the Eastmain Material Properties, except as indicated in the notes thereto or the Eastmain Disclosure Letter, together with all additions thereto, and such properties and assets are not subject to any Lien or material defect in title of any kind except: (1) as is specifically identified in the balance sheets forming part of the Eastmain Financial Statements and in the notes thereto; (2) as is set out in the Eastmain Disclosure Letter; and (3) any title defect or Lien which would not materially interfere with the use of, or materially detract from the value of, the Eastmain Material Properties, as such properties are currently used.

(ii)
All mineral property claims and permits in respect of the Eastmain Material Properties in which Eastmain has an interest or right have been validly located and recorded in accordance with all Laws and are valid and subsisting, in each case in all material respects. Each of Eastmain and the Eastmain Subsidiary has all necessary surface rights, access rights and other rights and interests relating to the Eastmain Material Properties, granting Eastmain the right and ability to explore for minerals, ore and metals, except as set forth in the Eastmain Disclosure Letter or with only such exceptions as do not materially interfere with the use made by Eastmain of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of Eastmain and free and clear of all material encumbrances.

(iii)
Except as set forth in the Eastmain Disclosure Letter: (A) Eastmain has the exclusive right to deal with the Eastmain Material Properties; (B) no person or entity of any nature whatsoever other than Eastmain has any interest in the Eastmain Material Properties or any right to acquire or otherwise obtain any such interest; (C) there are no earn-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect Eastmain’s interests in the Eastmain Material Properties; (D) Eastmain has not received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Eastmain Material Properties; and (E) in all material respects, the Eastmain Material Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iv)
Except as set forth in the Eastmain Disclosure Letter, there are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of Eastmain, that are threatened, affecting or which could affect Eastmain’s right, title or interest in the Eastmain Material Properties or the ability of Eastmain to explore or develop the Eastmain Material Properties, including the title to or ownership by Eastmain of the foregoing, or which might involve the possibility of any judgement or liability affecting the Eastmain Material Properties.

(v)
None of the directors or officers of Eastmain holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Eastmain Material Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Eastmain Material Properties and any other properties located within 20 kilometres of the Eastmain Material Properties.

(vi)
Except as set forth in the Eastmain Disclosure Letter, Eastmain has provided Auryn with full and complete copies of all exploration information and data concerning the Eastmain Properties including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies, environmental studies and assessments, and other similar reports and studies concerning the Eastmain Properties, in each case with respect to all periods from September 30, 2015 to present, and Eastmain has the sole right, title and ownership of all such information, data, reports and studies. Eastmain has advised Auryn if it knows, or has any reason to believe, that any data bases, core or other samples, or the like information about work or analyses done to-date by Eastmain, or any previous operator, of the Eastmain Material Properties, has been lost, destroyed or become unusable, unreliable or contaminated.

(u)
Technical Reports.

(i)
The Clearwater Project is the only material property of Eastmain for the purposes of NI 43-101;

(ii)
The Eastmain Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Eastmain does not have knowledge of a material adverse change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided;

(iii)
Eastmain has made available to the authors of the Eastmain Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all material information supporting such reports or relevant to the projects to which they relate, and none of such information contained any misrepresentation at the time such information was so provided;

(iv)
All of the material assumptions underlying the resource estimates in the Eastmain Technical Report are reasonable and appropriate;

(v)
The estimates of mineral resources as described in the Eastmain Disclosure Record comply in all material respects with NI 43-101;

(vi)
The information set forth in the Eastmain Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by Eastmain and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws; and

(vii)
Eastmain is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which Eastmain is or should be aware that would disaffirm or change any aspect of the Eastmain Technical Report or that would require the filing of a new technical report under NI 43-101;

(v)
First Nations Claims. Eastmain has not received any written First Nations Claim which affects Eastmain nor, to the knowledge of Eastmain, has any First Nations Claim been threatened which relates to the Eastmain Material Properties, any Permits or the operation by Eastmain of its businesses in the areas in which such operations are carried on or in which the Eastmain Material Properties is located and other than as set out in the Eastmain Disclosure Letter, Eastmain has no material outstanding agreements, memorandums of understanding or similar arrangements with any First Nations Group. To the knowledge of Eastmain, all existing agreements, memorandums of understanding and similar arrangements with First Nations Groups are in full force and effect and there has been no assertion that Eastmain is in breach or default under any such arrangements. There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning Eastmain, the Eastmain Subsidiary or their respective business, operations or assets.

(w)
Taxes.

(i)
Each of Eastmain and the Eastmain Subsidiary has timely filed all Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing. Each of Eastmain and the Eastmain Subsidiary has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of Eastmain, adequate reserves or accruals in accordance with IFRS have been provided in the Eastmain Interim Financial Statements. To the knowledge of Eastmain, no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of Eastmain, threatened with respect to Taxes of Eastmain, and neither Eastmain nor the Eastmain Subsidiary is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Eastmain, threatened. To the knowledge of Eastmain, except as disclosed in the Eastmain Disclosure Letter, no Return of Eastmain is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by Eastmain with respect to any Taxes. To the knowledge of Eastmain, no Lien for Taxes has been filed or exists with respect to any assets or properties of Eastmain other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by Eastmain. Neither Eastmain nor the Eastmain Subsidiary has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of Eastmain for any period ending after the Effective Date.

(ii)
All Taxes that Eastmain has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Eastmain has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Eastmain and the Eastmain Subsidiary have, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(iii)
To Eastmain’s knowledge, there are no rulings or closing agreements relating to Eastmain which may affect Eastmain’s liability for Taxes for any taxable period commencing after the Effective Date.

(iv)
For all transactions between Eastmain and any Person who is not resident in Canada for purposes of the Tax Act with whom Eastmain was not dealing at arm’s length for purposes of the Tax Act, Eastmain has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(v)
To Eastmain’s knowledge, no circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in Eastmain being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(vi)
To Eastmain’s knowledge, none of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Eastmain, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Eastmain.

(vii)
Except as described in the Eastmain Interim Financial Statements, Eastmain has satisfied all of its obligations in respect of its issuance of any “flow-through shares” (as defined in subsection 66(15) of the Tax Act), has not breached any of the representations, warranties or covenants in any subscription agreements relating to such issuances and has no outstanding liabilities, contingent, or otherwise, in respect of any such share issuances or pursuant to such subscription agreements. Eastmain has filed all prescribed forms and returns that were required to be filed by Eastmain with any Governmental Authority in connection with such issuances and has delivered all prescribed forms to the subscribers of such flow-through shares, which prescribed forms and returns were complete and correct in all respects.

(viii)
To Eastmain’s knowledge, Eastmain does not have an accrued liability under section 211.91 of the Tax Act in respect of which Eastmain is late in incurring or renouncing exploration expenses.

(ix)
To Eastmain’s knowledge, there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to Eastmain.

(x)
Neither of Eastmain nor the Eastmain Subsidiary is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(xi)
Eastmain is a taxable Canadian corporation within the meaning of the Tax Act.

(x)
Contracts.

(i)
For the purpose of this Agreement, an “Eastmain Material Contract” means any Contract to which Eastmain is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have an Eastmain Material Adverse Effect and shall, without limitation, include the following:

(A)
any lease of real property by Eastmain, as tenant, with third parties;

(B)
any Contract under which Eastmain is obliged to make payments, or receives payments in excess of $50,000 in the aggregate;

(C)
any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture;

(D)
any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Eastmain or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Eastmain;

(E)
any Contract under which indebtedness of Eastmain for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Eastmain is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of $50,000, any Contract under which Eastmain has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by Eastmain or the incurrence of Liens on any properties or securities of Eastmain or restricting the payment of dividends or other distributions;

(F)
any Contract that purports to limit in any material respect the right of Eastmain to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location, other than confidentiality agreements existing at the time of execution of this Agreement;

(G)
any Contract providing for the sale or exchange of, or option to sell or exchange, any of the Eastmain Material Properties or any property or asset with a fair market value in excess of $50,000, or for the purchase or exchange of, or option to purchase or exchange, any of the Eastmain Material Properties or any property or asset with a fair market value in excess of $50,000, in each case entered into in the past twelve (12) months or in respect of which the applicable transaction has not been consummated;

(H)
any Contract entered into in the past twelve (12) months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $50,000, in each case other than in the ordinary course of business;

(I)
any Contract providing for indemnification by Eastmain, other than Contracts which provide for indemnification obligations of less than $50,000 or for indemnification of current and former officers and directors of Eastmain;

(J)
any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of the Eastmain Material Properties;

(K)
any standstill or similar Contract currently restricting the ability of Eastmain to offer to purchase or purchase the assets or equity securities of another person, other than confidentiality agreements existing at the time of execution of this Agreement; or

(L)
any other Contract that is material to Eastmain.

(ii)
All Eastmain Material Contracts to which Eastmain is a party are in full force and effect, and Eastmain is entitled to all rights and benefits thereunder in accordance with the terms thereof. Eastmain has made available to Auryn for inspection true and complete copies of all Eastmain Material Contracts to which Eastmain is a party. Except as disclosed in the Eastmain Disclosure Letter, to Eastmain’s knowledge, all of the Eastmain Material Contracts are valid and binding obligations of Eastmain and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)
None of Eastmain, or, to the knowledge of Eastmain, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Eastmain Material Contract and Eastmain has not received or given any notice of default under any Eastmain Material Contract which remains uncured, and, to the knowledge of Eastmain, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Eastmain Material Contract or the inability of a party to any Eastmain Material Contract to perform its obligations thereunder.

(iv)
Set out in Section (x) of the Eastmain Disclosure Letter is a list of all Eastmain Material Contracts.

(y)
Employment Agreements. Except as set forth in Section (y) of the Eastmain Disclosure Letter, Eastmain is not a party to or bound or governed by, or subject to:

(i)
any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of Eastmain;

(ii)
any collective bargaining or union agreement, or any actual or, to the knowledge of Eastmain, threatened application for certification or bargaining rights in respect of Eastmain; or

(iii)
any labour dispute, strike or lock-out relating to or involving any employees of Eastmain. Complete and correct copies of the agreements, arrangements and understandings referred to in paragraphs (i) and (ii) of this Paragraph (t) are included in the Diligence Information. The Eastmain Disclosure Letter sets forth a complete and accurate list of the names of the employees and consultants of Eastmain.

(z)
Health and Safety. Eastmain has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of Eastmain, threatened proceedings before any Governmental Authority with respect to any such matters.

(aa)
Acceleration of Benefits. Except pursuant to the Employment Agreements or as permitted under this Agreement or disclosed in Section (aa) of the Eastmain Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Eastmain Arrangement, become entitled to (A) any retirement, severance, bonus or other similar payment from Eastmain, (B) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of Eastmain, (C) the forgiveness or postponement of payment of any indebtedness owing by such person to Eastmain, or (D) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from Eastmain.

(bb)
Pension and Employee Benefits. All Employees Plans are listed in Section (bb) of the Eastmain Disclosure Letter. Eastmain has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans, in all material respects. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. All Employee Plans that provide group benefits are established though a contract of insurance, and no retroactive increase in premiums is permitted thereunder. No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of Eastmain.

(cc)
Employee Matters. Eastmain has not received notification from any Governmental Authority challenging the classification of any individual who performs services for Eastmain’s business as an independent contractor or consultant.

(dd)
Money Laundering Laws. The operations of the Eastmain and the Eastmain Subsidiary are and have been conducted at all times in material compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any regulatory authority involving Eastmain or the Eastmain Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Eastmain, threatened.

(ee)
Corporate Governance Policies. The operations of Eastmain and the Eastmain Subsidiary are and have been conducted at all times in material compliance with applicable corporate governance policies, including the internal code of conduct, whistleblower policy, and other formal corporate governance policies (collectively, the “Corporate Governance Policies”) and there has not occurred any event, incident, act or omission involving an Eastmain director, officer, employee, agent or consultant, that with notice or lapse of time or both, would constitute a breach of the applicable Corporate Governance Policies.

(ff)
Intellectual Property. Eastmain does not own or possess any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(gg)
Environment. Other than as set out in the Eastmain Disclosure Letter:

(i)
Eastmain has carried on its operations in compliance with all applicable Environmental Laws and all current Eastmain mineral projects, particularly the Eastmain Material Properties, comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have an Eastmain Material Adverse Effect.

(ii)
Eastmain is not, in respect of any current mineral project or operation, and is not aware of being currently, in respect of any past mineral project or operation, subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the Environment, or (B) non-compliance with Environmental Laws, except for liabilities which, individually or in the aggregate, would not be reasonably expected to have an Eastmain Material Adverse Effect and which are detailed in the Eastmain Disclosure Letter;

(iii)
None of the Eastmain Material Properties or any other properties currently owned or held by Eastmain, have been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have an Eastmain Material Adverse Effect. To the knowledge of Eastmain, there are no Hazardous Substances at, in, on, under or migrating from the Eastmain Material Properties or any other properties currently owned or held by Eastmain, except in material compliance with all Environmental Laws;

(iv)
Eastmain has not treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) to the knowledge of Eastmain, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against Eastmain. To the knowledge of Eastmain, no site or facility now or previously owned, operated or leased by Eastmain is listed or, to the knowledge of Eastmain, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)
Except to the extent that would not reasonably be expected to have an Eastmain Material Adverse Effect, Eastmain has not received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, arising under any Environmental Law that is pending as of the date of this Agreement.

(hh)
Insurance. All insurance policies of Eastmain are disclosed in the Eastmain Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and Eastmain is otherwise in compliance in all material respects with the terms of such policies. Eastmain has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by Eastmain’s insurers.

(ii)
Books and Records. The corporate records and minute books of Eastmain and the Eastmain Subsidiary have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of Eastmain in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(jj)
Minutes, Resolutions and Redactions. The minute books and corporate records of Eastmain and the Eastmain Subsidiary as provided in the due diligence information to Auryn are complete and accurate in all material respects, and all minutes and resolutions (collectively, the “Minutes and Resolutions”) filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) and all resolutions passed at the meetings, or passed by written consent as the case may be. To the extent that such Minutes and Resolutions contain redactions, they do not contain any redacted information that would reasonably be expected to have an Eastmain Material Adverse Effect.

(kk)
Non-Arm’s Length Transactions. Other than as set out in the Eastmain Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between Eastmain, on the one hand, and any (A) current officer or director of Eastmain, (B) any holder of record or, to the knowledge of Eastmain, beneficial owner or 5% or more of the outstanding Eastmain Shares, or (C) any affiliate or associate or any such officer, director or Eastmain Shareholder, on the other hand.

(ll)
Financial Advisors or Brokers. Eastmain has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to Eastmain, other than with respect to the Eastmain Financial Advisor. Eastmain has provided to Auryn correct and complete copies of the agreements under which the Eastmain Financial Advisor has agreed to provide services to Eastmain.

(mm)
Fairness Opinion. The Eastmain Board of Directors has received the Eastmain Fairness Opinion in verbal form, which opinion is satisfactory to them and which has not been modified, amended or withdrawn.

(nn)
Board of Directors Approval. The Eastmain Board of Directors, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Eastmain Arrangement is fair to the Eastmain Shareholders and is in the best interests of Eastmain, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Eastmain Securityholders vote in favour of the Eastmain Arrangement Resolution. Each director and executive officer of Eastmain intends to vote all Eastmain Securities held by him or her in favour of the Eastmain Arrangement Resolution and has agreed that the news release referred to in Section 2.11 may so state and that references to such intention may be made in the Eastmain Circular and other documents relating to the Eastmain Arrangement.

Schedule G - Representations and Warranties of Auryn

Except as specifically disclosed in the Auryn Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made) or the Auryn Public Disclosure Record, Auryn represents and warrants to and in favour of Eastmain as follows and acknowledges that Eastmain is relying upon such representations and warranties in entering into this Agreement:

(a)
Organization and Corporate Capacity. Except as disclosed in the Auryn Disclosure Letter, each of Auryn and the Auryn Subsidiaries has been duly organized and is validly existing and in good standing under the BCBCA and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of Auryn and the Auryn Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Diligence Information includes complete and correct copies of the constating documents of Auryn and each Auryn Subsidiary, as amended to the date of this Agreement.

(b)
Authority Relative to this Agreement. Auryn has the requisite corporate power, authority and capacity to enter into and (subject to obtaining the Auryn Final Order, Auryn Securityholder Approval, and all requisite approvals of the TSX and NYSE American) perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the performance by Auryn of its obligations under this Agreement have been duly authorized by the Auryn Board of Directors and no other corporate proceedings on the part of Auryn are necessary to authorize the execution and delivery by it of this Agreement, subject to obtaining Auryn Securityholder Approval and the Auryn Final Order as contemplated in Section 3.5 and all requisite approvals of the TSX and NYSE American, the completion by Auryn of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Auryn and constitutes a legal, valid and binding obligation of Auryn enforceable by Eastmain against Auryn in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)
Required Approvals. Except as disclosed in the Auryn Disclosure Letter, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to Auryn for the execution and delivery by Auryn of this Agreement, the performance by Auryn of its obligations hereunder, the completion by Auryn of the Eastmain Arrangement or the Auryn Arrangement, or the ability of Auryn to conduct operations at the Auryn Canadian Projects other than:

(i)
the Auryn Interim Order and any filings required in order to obtain, and approvals required under, the Auryn Interim Order;

(ii)
the Auryn Final Order, and any filings required in order to obtain the Auryn Final Order;

(iii)
such filings and approvals required for the issuance of the New Auryn Shares as a result of the Eastmain Arrangement required under applicable Securities Laws and the rules and policies of the TSX and NYSE American; and

(iv)
any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Eastmain Arrangement or the Auryn Arrangement.

(d)
No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Paragraph (c), the execution and delivery by Auryn of this Agreement, the performance by Auryn of its obligations hereunder and the completion of the Eastmain Arrangement and the Auryn Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)
result in a contravention, breach, violation or default under any Law applicable to Auryn or any of the Auryn Subsidiaries or to any of their respective properties or assets;

(ii)
result in a contravention, conflict, violation, breach or default under the constating documents of Auryn or any of the Auryn Subsidiaries;

(iii)
except as disclosed in the Auryn Disclosure Letter, result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Auryn Material Contract or material Permit to which Auryn or any of the Auryn Subsidiaries is a party or by which Auryn or any of the Auryn Subsidiaries is bound or to which any of the Auryn Canadian Projects or any of its material assets is subject or give to any person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or Permits; or

(iv)
result in the suspension or material alteration in the terms of any material Permit held by it or in the creation of any Lien upon any of the Auryn Canadian Projects or material assets.

(e)
Capitalization. The authorized capital of Auryn consists of an unlimited number of Auryn Shares and an unlimited number of preferred shares without par value (the “Auryn Preferred Shares”). As at July 29, 2020 there were (i) 106,683,859 Auryn Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non assessable, (ii) no Auryn Preferred Shares issued and outstanding, (iii) 8,212,500 Auryn Options outstanding under Auryn Option Plan providing for the issuance of up to 8,212,500 Auryn Shares upon the exercise thereof, and (iv) 500,000 Auryn Warrants outstanding providing for the issuance of up to 500,000 Auryn Shares upon the exercise thereof. Auryn Shares are listed on the TSX and the NYSE American and except for such listings, Auryn has not directly or indirectly applied to have any of its securities listed or quoted for trading on any other securities exchange or market, nor is Auryn registered under any securities laws other than the Securities Laws and the securities laws of the United States. All Auryn Shares have been, and all Auryn Shares issuable upon the vesting or exercise of the Auryn Options and Auryn Warrants, as the case may be, in accordance with their terms have been duly authorized and upon issuance, will be, validly issued as fully paid and non-assessable Auryn Shares. There is no outstanding contractual obligation of Auryn to repurchase, redeem or otherwise acquire any such Auryn Shares, Auryn Options or Auryn Warrants. All New Auryn Shares will, when issued in accordance with the terms of the Eastmain Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Auryn Shares, free and clear of all Liens. Except as set out in the Auryn Disclosure Letter, Auryn has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant option, right or commitment) obligating it to issue or sell any Auryn Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for an Auryn Share or other security. Auryn does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Auryn Share price, income or any other attribute of or related to Auryn. Section (e) of the Auryn Disclosure Letter sets out a complete and correct list of all outstanding Auryn Options and Auryn Warrants, and the number of Auryn Shares subject to such Auryn Options and Auryn Warrants, the grant date, exercise price, vesting schedule and terms, expiration date and other material terms, as applicable, of such Auryn Options and Auryn Warrants and the names of the holders of such Auryn Options and Auryn Warrants and whether each such holder is a current director of Auryn or current officer, consultant or employee of Auryn.

(f)
Subsidiaries. Other than as set out in the Auryn Disclosure Letter, Auryn does not have any subsidiaries. Auryn is the legal, beneficial and registered owner of all of the issued and outstanding common shares of each of the Auryn Subsidiaries free and clear of all Liens and has no outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any common shares of the Auryn Subsidiaries or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any common shares of the Auryn Subsidiaries. The issued and outstanding common shares of the Auryn Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.

(g)
Reporting Issuer Status and Securities Laws Matters. Auryn is a “reporting issuer” within the meaning of applicable Securities Laws in British Columbia, Alberta, and Ontario in Canada and in the United States, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority, including the SEC, has issued any order preventing or suspending trading of any securities of Auryn, and Auryn is not in default of any material provision of applicable Securities Laws. Trading in Auryn Shares on the TSX and on the NYSE American is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Auryn is pending or, to the knowledge of Auryn, threatened on NYSE American or TSX. Auryn shares are quoted and traded through certain European quotation services but Auryn has not applied to be included in such services and has no contrats with them. To the knowledge of Auryn, no inquiry, review or investigation (formal or informal) of Auryn by any securities commission or similar regulatory authority under applicable Securities Laws, the SEC, the TSX or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. The documents and information comprising the Auryn Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Auryn is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by Auryn under applicable Securities Laws and the rules and policies of the TSX and the NYSE American, other than where such failure to file would not have an Auryn Material Adverse Effect. Auryn has not filed any confidential material change report that at the date hereof remains confidential. Auryn is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act. Auryn is not registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended. None of Auryn or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Securities Act.

(h)
Significant Shareholders. To the knowledge of Auryn, as of the date hereof, no Person, other than Newmont Corporation (formerly Goldcorp Inc.), beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Auryn Shares.

(i)
Shareholders’ and Similar Agreements. Except as disclosed in the Auryn Disclosure Letter, neither Auryn nor any of the Auryn Subsidiaries is subject to or aware of any unanimous shareholders agreement or is a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Auryn or any of the Auryn Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Auryn or any of the Auryn Subsidiaries.

(j)
Financial Statements. The Auryn Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Auryn Annual Financial Statements, in the auditor’s report thereon and (ii) except that the Auryn Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws, the securities Laws of the United States or IFRS. The Auryn Financial Statements, together with the related MD&A, present fairly, in all material respects, the assets, liabilities and financial condition of Auryn as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of Auryn for the periods covered thereby (subject, in the case of the Auryn Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by Auryn to any director or officer of Auryn.

(k)
Auditors. To the knowledge of Auryn, Auryn’s auditors, who audited the Auryn Financial Statements and provided their audit report, were, at the relevant time, independent public accountants as required under applicable Securities Laws and the securities Laws of the United States and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between Auryn and such auditors or, to the knowledge of Auryn, any former auditors of Auryn during the last three years.

(l)
Internal Controls and Financial Reporting. Auryn has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Auryn is made known to the Chief Executive Officer and Chief Financial Officer of Auryn on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; and (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of Auryn, as of the date of this Agreement, there are no material weaknesses in, the internal controls over financial reporting of Auryn that could reasonably be expected to have a material and adverse effect on Auryn’s ability to record, process, summarize and report financial information.

(m)
Absence of Certain Changes. Except as disclosed in the Auryn Disclosure Letter or the Auryn Interim Financial Statements and MD&A, since April 30, 2020:

(i)
Auryn has conducted its business only in the ordinary course of business;

(ii)
there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have an Auryn Material Adverse Effect;

(iii)
there has not been any material write-down by Auryn of any of the assets of Auryn;

(iv)
there has not been any expenditure or commitment to expend by Auryn with respect to capital expenses;

(v)
there has not been any acquisition or sale, lease, license or other disposition by Auryn of any interest in the Auryn Canadian Projects or any other material assets;

(vi)
there has not been any incurrence, assumption or guarantee by Auryn of any material debt for borrowed money, any creation or assumption by Auryn of any Lien, or any making by Auryn of any loan, advance or capital contribution to or material investment in any other person;

(vii)
there has not been any satisfaction or settlement of any material claim, liability or obligation of Auryn;

(viii)
Auryn has not effected any material change in its accounting policies, principles, methods, practices or procedures;

(ix)
Auryn has not suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(x)
Auryn has not declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Auryn Shares;

(xi)
with the exception of the Auryn Share Consolidation, Auryn has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Auryn Shares or any other securities;

(xii)
there has not been any material increase in or modification of the compensation payable to or to become payable by Auryn to any of its directors, officers, employees or consultants, except as may be required by contract or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

(xiii)
Auryn has not adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan (including the Auryn Stock Option Plan); and

(xiv)
Auryn has not agreed, announced, resolved or committed to do any of the foregoing.

(n)
No Material Undisclosed Liabilities. Neither Auryn nor any of the Auryn Subsidiaries has any material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes, whether accrued, absolute, contingent or otherwise), or is party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than:

(i)
those specifically disclosed in the Auryn Public Disclosure Record filed before the date of this Agreement,

(ii)
specifically identified in the Auryn Financial Statements or not required to be set forth in the Auryn Financial Statements under IFRS,

(iii)
which relate to the Auryn Arrangement (including any transaction expenses),

(iv)
incurred in the ordinary course of conduct of Auryn’s continuing business operations since the date of the most recent Auryn Financial Statements,

(v)
arrangements entered into with directors and officers of Auryn in the ordinary course of business, as disclosed in the Auryn Disclosure Letter; or

(vi)
that would not, individually or in the aggregate, have an Auryn Material Adverse Effect, as disclosed in the Auryn Disclosure Letter.

(o)
Compliance with Laws. The business of Auryn and each of the Auryn Subsidiaries has been and is currently being conducted in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, all issued and outstanding Auryn Shares have been issued in compliance, in all material respects, with all applicable Securities Laws.

(p)
Permits. Except as set forth in the Auryn Disclosure Letter, Auryn and each of the Auryn Subsidiaries has identified, obtained, acquired or entered into, and is in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in the Public Disclosure Record). Any and all of the Permits pursuant to which Auryn holds an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting Permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any such Permit, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of Auryn, threatened, against Auryn that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(q)
Data Privacy and Security. In each case except as would not be reasonably expected to have, individually or in the aggregate, an Auryn Material Adverse Effect:

(i)
Auryn and each of the Auryn Subsidiaries (A) has operated its business in compliance, in all material respects, with all applicable Laws relating to personal information that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of customer information (medical or otherwise), medical records, patient information or other personal information made available to or collected by Auryn or the applicable Auryn Subsidiary in connection with the operation of its business (the “Auryn Data Requirements”) and (B) has taken all reasonable steps to implement all confidentiality, security and other protective measures required by the Auryn Data Requirements, in each case, in all material respects. Without limiting the foregoing, Auryn and each of the Auryn Subsidiaries is and has at all times been in material compliance with all Privacy Laws.

(ii)
To Auryn’s knowledge, none of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data, and video networks), information technology, computers, firmware, middleware, servers, workstations, routers, hubs, websites, data, databases, source code, object code and other similar or related items of automated, computerized, and/or software systems, and any other networks or systems and related services that are used by or relied on by Auryn or the Auryn Subsidiaries in the conduct of its business (collectively, the “Auryn Systems”) have experienced bugs, worms, viruses, embedded faults, malicious devices, Trojan horses, malware, failures, breakdowns, or continued substandard performance in the past twelve (12) months that have caused any substantial disruption or interruption in or to the use of any such Auryn Systems. Auryn has implemented backup, security, and disaster recovery procedures designed and appropriate to ensure the ongoing operations of the business of Auryn without disruption for a business of the type and size conducted by Auryn. To Auryn’s knowledge, none of the Auryn Systems contain any shareware, open source code, or other object software to the general public license or any similar license that would mandate the disclosure or licensing of any intellectual property to any other Person in the event such intellectual property were used with such code. All Auryn Systems are in satisfactory working order and have appropriate support and maintenance: (1) consistent with reasonable industry best practices; (2) sufficient to ensure the ongoing operations of the business of Auryn without disruption; and (3) consistent with best practices for a business of the type and size conducted by Auryn. Neither Auryn nor any of the Auryn Subsidiaries has any source code escrow arrangements and do not possess any source code.

(iii)
To Auryn’s knowledge, neither Auryn nor any of the Auryn Subsidiaries has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information, except as set forth in the Auryn Disclosure Letter.

(iv)
Neither Auryn nor any of the Auryn Subsidiaries has been notified in writing of and, to the knowledge of Auryn, is not the subject of, any complaint, regulatory investigation or proceeding related to data security or privacy.

(r)
Litigation. There is no Proceeding against or involving Auryn or any of the Auryn Subsidiaries or any of their respective properties or assets (whether in progress or, to the knowledge of Auryn, threatened) in each case which, if adversely determined, would prevent or significantly impede or materially delay the completion of the Eastmain Arrangement or the Auryn Arrangement and, to the knowledge of Auryn, no event has occurred which would reasonably be expected to give rise to any such Proceeding. To the knowledge of Auryn, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Auryn that would prevent or significantly impede or materially delay the completion of the Eastmain Arrangement or the Auryn Arrangement.

(s)
Insolvency. No act or proceeding has been taken by or against Auryn or any of the Auryn Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Auryn or any of the Auryn Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Auryn or any of the Auryn Subsidiaries or any of their respective properties or assets nor, to the knowledge of Auryn, is any such act or proceeding threatened. Neither Auryn nor any of the Auryn Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither Auryn nor any of the Auryn Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Auryn or any of the Auryn Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, an Auryn Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Auryn Arrangement.

(t)
Interest in Material Properties.

(i)
Auryn and each of the Auryn Subsidiaries possesses or has obtained, and is in compliance with, all material licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its business and contemplated businesses relating to the Auryn Canadian Projects and the Auryn Canadian Projects comply in all material respects with all applicable Laws. Auryn and each of the Auryn Subsidiaries has valid and sufficient right, title and interest, free and clear of any title defect or Lien, other than any title defect or Lien which would not materially interfere with the use of, or materially detract from the value of, the Auryn Canadian Projects, to: (A) its permits, concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Auryn Canadian Projects, all of which have been accurately and completely set out in the Auryn Disclosure Letter and, in each case, as are necessary to perform the operation of its business as presently owned and conducted and as contemplated to be conducted; (B) its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by Auryn), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests in respect of the Auryn Canadian Projects, all of which have been identified completely and accurately in the Auryn Disclosure Letter, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted and contemplated to be conducted; and (C), or is entitled to the benefits of, the Auryn Canadian Projects and its assets of any nature whatsoever and to all benefits derived therefrom and mineral rights including all the properties and assets reflected in the balance sheet forming part of the Public Disclosure Record relating to the Auryn Canadian Projects, except as indicated in the notes thereto or the Auryn Disclosure Letter, together with all additions thereto, and such properties and assets are not subject to any Lien or material defect in title of any kind except: (1) as is specifically identified in the balance sheets forming part of the Auryn Financial Statements and in the notes thereto; (2) as is set out in the Auryn Disclosure Letter; and (3) any title defect or Lien which would not materially interfere with the use of, or materially detract from the value of, the Auryn Canadian Projects, as such properties are currently used.

(ii)
All mineral property claims and permits in respect of the Auryn Canadian Projects in which Auryn or any of the Auryn Subsidiaries has an interest or right have been validly located and recorded in accordance with all Laws and are valid and subsisting, in each case in all material respects. Auryn and the Auryn Subsidiaries have all necessary surface rights, access rights and other rights and interests relating to the Auryn Canadian Projects, granting Auryn the right and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Auryn of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of Auryn or the Auryn Subsidiaries and free and clear of all material encumbrances.

(iii)
Except as set forth in the Auryn Disclosure Letter: (A) Auryn and the Auryn Subsidiaries collectively have the exclusive right to deal with the Auryn Canadian Projects; (B) no person or entity of any nature whatsoever other than Auryn or the Auryn Subsidiaries has any interest in the Auryn Canadian Projects or any right to acquire or otherwise obtain any such interest; (C) there are no earn-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect Auryn’s interests in the Auryn Canadian Projects; (D) neither Auryn nor any of the Auryn Subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Auryn Canadian Projects; and (E) in all material respects, the Auryn Canadian Projects are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iv)
There are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of Auryn, that are threatened, affecting or which could affect Auryn’s right, title or interest in the Auryn Canadian Projects or the ability of Auryn and the Auryn Subsidiaries to explore or develop the Auryn Canadian Projects, including the title to or ownership by Auryn or any of the Auryn Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Auryn Canadian Projects.

(v)
None of the directors or officers of Auryn holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Auryn Canadian Projects or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Auryn Canadian Projects and any other properties located within 20 kilometres of the Auryn Canadian Projects.

(vi)
Except as set forth in Auryn Disclosure Letter, Auryn has provided Eastmain with full and complete copies of all exploration information and data concerning the Auryn Canadian Projects including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies, environmental studies and assessments and other similar reports and studies concerning the Auryn Canadian Projects, and Auryn has the sole right, title and ownership of all such information, data, reports and studies. Auryn has advised Eastmain if it knows, or has any reason to believe, that any databases, core or other samples, or the like information about work or analyses done to-date by Auryn, or any previous operator, of the Auryn Canadian Projects, has been lost, destroyed or become unusable, unreliable or contaminated.

(u)
Technical Report.

(i)
The Auryn Canadian Projects other than Gibson MacQuoid are the only material properties of Auryn for the purposes of NI 43-101;

(ii)
The Auryn Technical Reports, complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Auryn does not have knowledge of a material adverse change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided;

(iii)
Auryn has made available to the authors of the Auryn Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided;

(iv)
All of the material assumptions underlying the resource estimates in the Auryn Technical Reports are reasonable and appropriate;

(v)
The estimates of mineral resources as described in the Public Disclosure Record comply in all material respects with NI 43-101;

(vi)
The information set forth in the Public Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by Auryn and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws; and

(vii)
Auryn is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which Auryn is or should be aware that would disaffirm or change any aspect of the Auryn Technical Reports or that would require the filing of a new technical report under NI 43-101;

(v)
First Nations Claims. Neither Auryn nor any of the Auryn Subsidiaries has received any written First Nations Claim which affects Auryn or any of the Auryn Subsidiaries or, to the knowledge of Auryn, has any First Nations Claim been threatened which relates to the Auryn Canadian Projects, any Permits or the operation by Auryn and the Auryn Subsidiaries of their respective businesses in the areas in which such operations are carried on or in which the Auryn Canadian Projects is located and other than as set out in the Auryn Disclosure Letter, neither Auryn nor any of the Auryn Subsidiaries has any material outstanding agreements, memorandums of understanding or similar arrangements with any First Nations Group. To the knowledge of Auryn, all existing agreements, memorandums of understanding and similar arrangements with First Nations Groups are in full force and effect and there has been no assertion that Auryn or any of the Auryn Subsidiaries is in breach or default under any such arrangements. There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning Auryn, the Auryn Subsidiaries or their respective business, operations or assets.

(w)
Taxes.

(i)
Auryn and each of the Auryn Subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing. Auryn and each of the Auryn Subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of Auryn, adequate reserves or accruals in accordance with IFRS have been provided in the Auryn Interim Financial Statements. To the knowledge of Auryn, no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of Auryn, threatened with respect to Taxes of Auryn, and neither Auryn nor any of the Auryn Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Auryn, threatened. To the knowledge of Auryn, no Return of Auryn or any of the Auryn Subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by Auryn with respect to any Taxes. To the knowledge of Auryn, no Lien for Taxes has been filed or exists with respect to any assets or properties of Auryn or the Auryn Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by Auryn. Neither Auryn nor any of the Auryn Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of Auryn for any period ending after the Effective Date.

(ii)
All Taxes that Auryn and the Auryn Subsidiaries have been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Auryn has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Auryn and each of the Auryn Subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(iii)
To Auryn’s knowledge, there are no rulings or closing agreements relating to Auryn or any of the Auryn Subsidiaries which may affect Auryn’s liability for Taxes for any taxable period commencing after the Effective Date.

(iv)
For all transactions between Auryn or any of the Auryn Subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom Auryn or any of the Auryn Subsidiaries was not dealing at arm’s length for purposes of the Tax Act, Auryn has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(v)
To Auryn’s knowledge, no circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in Auryn or any of the Auryn Subsidiaries being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(vi)
To Auryn’s knowledge, none of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Auryn or any of the Auryn Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Auryn or any of the Auryn Subsidiaries.

(vii)
Except as described in the Auryn Financial Statements or in the Auryn Disclosure Letter, Auryn and each of the Auryn Subsidiaries has satisfied all of its obligations in respect of its issuance of any “flow-through shares” (as defined in subsection 66(15) of the Tax Act), has not breached any of the representations, warranties or covenants in any subscription agreements relating to such issuances and has no outstanding liabilities, contingent, or otherwise, in respect of any such share issuances or pursuant to such subscription agreements. Auryn has filed and has caused each of the Auryn Subsidiaries to file all prescribed forms and returns that were required to be filed by Auryn with any Governmental Authority in connection with such issuances and has delivered all prescribed forms to the subscribers of such flow-through shares, which prescribed forms and returns were complete and correct in all respects.

(viii)
For the purposes of the Tax Act, the total paid-up capital, within the meaning of subsection 89(1) of the Tax Act, of all issued and outstanding Auryn Shares on the Effective Time shall be at least $100,000,000.

(ix)
To Auryn’s knowledge, neither Auryn nor any of the Auryn Subsidiaries has an accrued liability under section 211.91 of the Tax Act in respect of which Auryn or any of the Auryn Subsidiaries is late in incurring or renouncing exploration expenses.

(x)
To Auryn’s knowledge, there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to Auryn or any of the Auryn Subsidiaries.

(xi)
Neither Auryn nor any of the Auryn Subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(xii)
Auryn and each of the Auryn Subsidiaries is a taxable Canadian corporation within the meaning of the Tax Act.

(x)
Contracts.

(i)
For the purpose of this Agreement an “Auryn Material Contract” means any Contract to which Auryn is party or by which it or any of its assets, rights or properties are bound, excluding any contracts that are entered into or assumed by SpinCo Sombrero or SpinCo Curibaya or are related to SpinCo Curibaya Assets or SpinCo Curibaya Assets, that, if terminated or modified, would have an Auryn Material Adverse Effect and shall, without limitation, include the following:

(A)
any lease of real property by Auryn or any of the Auryn Subsidiaries, as tenant, with third parties;

(B)
any Contract under which Auryn or any of the Auryn Subsidiaries is obliged to make payments, or receives payments in excess of $100,000 in the aggregate;

(C)
any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture;

(D)
any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Auryn or any of the Auryn Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Auryn or any of the Auryn Subsidiaries;

(E)
any Contract under which indebtedness of Auryn or any of the Auryn Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Auryn or any of the Auryn Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of $100,000, any Contract under which Auryn or any of the Auryn Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by Auryn or any of the Auryn Subsidiaries or the incurrence of Liens on any properties or securities of Auryn or any of the Auryn Subsidiaries or restricting the payment of dividends or other distributions;

(F)
any Contract that purports to limit in any material respect the right of Auryn or any of the Auryn Subsidiaries to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location;

(G)
any Contract providing for the sale or exchange of, or option to sell or exchange, any of the Auryn Canadian Projects or any property or asset with a fair market value in excess of $100,000, or for the purchase or exchange of, or option to purchase or exchange, any of the Auryn Canadian Projects or any property or asset with a fair market value in excess of $100,000, in each case entered into in the past twelve (12) months or in respect of which the applicable transaction has not been consummated;

(H)
any Contract entered into in the past twelve (12) months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $100,000, in each case other than in the ordinary course of business;

(I)
any Contract providing for indemnification by Auryn or any of the Auryn Subsidiaries, other than Contracts which provide for indemnification obligations of less than $100,000;

(J)
any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Auryn Canadian Projects;

(K)
any standstill or similar Contract currently restricting the ability of Auryn or any of the Auryn Subsidiaries to offer to purchase or purchase the assets or equity securities of another person; or

(L)
any other Contract that is material to Auryn.

(ii)
All Auryn Material Contracts to which Auryn or any of the Auryn Subsidiaries is a party are in full force and effect, and Auryn and each of the Auryn Subsidiaries, as applicable, is entitled to all rights and benefits thereunder in accordance with the terms thereof. Auryn has made available to Eastmain for inspection true and complete copies of all Auryn Material Contracts to which Auryn or any of the Auryn Subsidiaries is a party. To Auryn’s knowledge, all of the Auryn Material Contracts are valid and binding obligations of Auryn and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)
None of Auryn and the Auryn Subsidiaries, or, to the knowledge of Auryn, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Auryn Material Contract and neither Auryn nor any of the Auryn Subsidiaries has received or given any notice of default under any Auryn Material Contract which remains uncured, and, to the knowledge of Auryn, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Auryn Material Contract or the inability of a party to any Auryn Material Contract to perform its obligations thereunder.

(iv)
Set out in Section (x) of the Auryn Disclosure Letter is a list of all Auryn Material Contracts to which Auryn is a party.

(y)
Employment Agreements. Except as set forth in Section (y) of the Auryn Disclosure Letter, neither Auryn nor any of the Auryn Subsidiaries is a party to or bound or governed by, or subject to:

(i)
any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of Auryn and the Auryn Subsidiaries;

(ii)
any collective bargaining or union agreement, or any actual or, to the knowledge of Auryn, threatened application for certification or bargaining rights in respect of Auryn or any of the Auryn Subsidiaries; or

(iii)
any labour dispute, strike or lock-out relating to or involving any employees of Auryn. Complete and correct copies of the agreements, arrangements and understandings referred to in paragraphs (i) and (ii) of this Paragraph (y) are included in the Diligence Information. The Auryn Disclosure Letter sets forth a complete and accurate list of the names of the employees and consultants of Auryn and the Auryn Subsidiaries.

(z)
Health and Safety. Auryn and the Auryn Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of Auryn, threatened proceedings before any Governmental Authority with respect to any such matters.

(aa)
Acceleration of Benefits. Except pursuant to the Employment Agreements or as disclosed in Section (aa) of the Auryn Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Auryn Arrangement, become entitled to (A) any retirement, severance, bonus or other similar payment from Auryn, (B) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of Auryn, (C) the forgiveness or postponement of payment of any indebtedness owing by such person to Auryn or any of the Auryn Subsidiaries, or (D) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from Auryn.

(bb)
Pension and Employee Benefits.

(i)
All Employees Plans are listed in Section (bb) of the Auryn Disclosure Letter. Auryn has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans, in all material respects. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. All Employee Plans that provide group benefits are established though a contract of insurance, and no retroactive increase in premiums is permitted thereunder. No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of Auryn and the Auryn Subsidiaries; and

(ii)
Except as disclosed in Section (bb) of the Auryn Disclosure Letter, Auryn does not intend to present any equity-based incentive plans or other equity compensation arrangements for approval by Auryn Board and Auryn Shareholders at the Auryn Meeting.

(cc)
Employee Matters. Neither Auryn nor any of the Auryn Subsidiaries has received notification from any Governmental Authority challenging the classification of any individual who performs services for Auryn’s business as an independent contractor or consultant.

(dd)
Money Laundering Laws. The operations of Auryn and the Auryn Subsidiaries are and have been conducted at all times in material compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any regulatory authority involving Auryn or any of the Auryn Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Auryn, threatened.

(ee)
Corporate Governance Policies. The operations of Auryn and the Auryn Subsidiaries are and have been conducted at all times in material compliance with applicable Corporate Governance Policies and there has not occurred any event, incident, act or omission involving an Auryn director, officer, employee, agent or consultant or a director, officer, employee, agent or consultant of any of the Auryn Subsidiaries, that with notice or lapse of time or both, would constitute a breach of the applicable Corporate Governance Policies.

(ff)
Intellectual Property. Neither Auryn nor any of the Auryn Subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(gg)
Environment. Other than as set out in the Auryn Disclosure Letter:

(i)
Each of Auryn and the Auryn Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws and the Auryn Canadian Projects and assets and any other properties owned or held by Auryn and the Auryn Subsidiaries comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have an Auryn Material Adverse Effect.

(ii)
Neither Auryn nor any of the Auryn Subsidiaries is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the Environment, or (B) non-compliance with Environmental Laws, except for liabilities which, individually or in the aggregate, would not be reasonably expected to have an Auryn Material Adverse Effect;

(iii)
None of the Auryn Canadian Projects or any other properties owned or held by Auryn or any of the Auryn Subsidiaries, have been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have an Auryn Material Adverse Effect. To the knowledge of Auryn, there are no Hazardous Substances at, in, on, under or migrating from the Auryn Canadian Projects, except in material compliance with all Environmental Laws;

(iv)
Neither Auryn nor any of the Auryn Subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) to the knowledge of Auryn, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against Auryn. To the knowledge of Auryn, no site or facility now or previously owned, operated or leased by Auryn or any of the Auryn Subsidiaries is listed or, to the knowledge of Auryn, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)
Except to the extent that would not reasonably be expected to have an Auryn Material Adverse Effect, neither Auryn nor any of the Auryn Subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, arising under any Environmental Law that is pending as of the date of this Agreement.

(hh)
Insurance. All insurance policies of Auryn are disclosed in the Auryn Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and Auryn is otherwise in compliance in all material respects with the terms of such policies. Auryn has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by Auryn’s insurers.

(ii)
Books and Records. The corporate records and minute books of Auryn and the Auryn Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of Auryn in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(jj)
Minutes, Resolutions and Redactions. The minute books and corporate records of Auryn and each of the Auryn Subsidiaries as provided in the due diligence information to Eastmain are complete and accurate in all material respects, and the Minutes and Resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) and all resolutions passed at the meetings, or passed by written consent as the case may be. To the extent that such Minutes and Resolutions contain redactions they do not contain any redacted information that would reasonably be expected to have an Auryn Material Adverse Effect.

(kk)
Non-Arm’s Length Transactions. Other than as set out in the Auryn Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between Auryn or any of the Auryn Subsidiaries, on the one hand, and any (A) officer or director of Auryn or any of the Auryn Subsidiaries, (B) any holder of record or, to the knowledge of Auryn, beneficial owner or 5% or more of the outstanding Auryn Shares, or (C) any affiliate or associate or any such officer, director or Auryn Shareholder, on the other hand.

(ll)
Financial Advisors or Brokers. Other than as disclosed in the Auryn Disclosure Letter, neither Auryn nor any of the Auryn Subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to Auryn or any of the Auryn Subsidiaries, other than with respect to the Auryn Financial Advisor and the Auryn Fairness Advisor. Auryn has provided to Eastmain correct and complete copies of the agreements under which the Auryn Financial Advisor and Auryn Fairness Advisors have agreed to provide services to Auryn.

(mm)
Fairness and Valuation Opinions. The Auryn Board of Directors has received the Auryn Fairness Opinion in verbal form, and a draft of the Spinco Valuation Report, which opinion and report, respectively, are satisfactory to them, and which have not been modified, amended or withdrawn.

(nn)
Board of Directors Approval. The Auryn Board of Directors, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Auryn Arrangement is fair to the Auryn Shareholders and is in the best interests of Auryn, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Auryn Securityholders vote in favour of the Auryn Arrangement and Securities Issuance Resolutions. Each director and executive officer of Auryn intends to vote all Auryn Securities held by him or her in favour of the Auryn Arrangement and Securities Issuance Resolutions and has agreed that the news release referred to in Section 2.11 may so state and that references to such intention may be made in the Auryn Circular and other documents relating to the Auryn Arrangement.

Auryn Representations and Warranties in Regard to each SpinCo

Auryn further represents and warrants to Eastmain as follows in regards to the SpinCos:

(a)
Organization and Corporate Capacity. Each SpinCo is duly incorporated, validly existing and in good standing under the BCBCA and it has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Each SpinCo is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary.

(b)
Parent, Subsidiaries and Interests. Prior to the Effective Time, Auryn will own 100% of the issued and outstanding shares of each SpinCo. Neither SpinCo has any subsidiaries and has no interest in any partnership, corporation or other business organization.

(c)
Authority Relative to this Agreement. Each SpinCo has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement, and the consummation of the transactions contemplated by this Agreement by each SpinCo has been duly authorized by the sole director of such SpinCo and no other corporate proceedings are necessary to authorize the transactions contemplated by this Agreement other than the Auryn Final Order and Auryn Securityholder Approval.

(d)
SpinCo Capitalization Agreements. Each SpinCo Capitalization Agreement has been duly executed and delivered by the relevant SpinCo, and constitutes a valid and binding obligation of it enforceable by Auryn against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)
Capitalization. The authorized share capital of each SpinCo consists of an unlimited number of common shares of which, immediately prior to the Effective Time, one share will be issued and owned by Auryn. There are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of either SpinCo.

(f)
No Prior Business. SpinCo Curibaya and SpinCo Sombrero have been incorporated solely to participate in the Auryn Arrangement and to perform their obligations contemplated in this Agreement, the Auryn Arrangement and all matters solely related thereto (including under the SpinCo Curibaya Capitalization Agreement and SpinCo Sombrero Capitalization Agreement, respectively), and except as aforesaid, neither SpinCo has conducted or carried on any business, acquired any assets, assumed or incurred any liabilities or allowed any encumbrances to be created against it.

(g)
Residency. Each SpinCo is a resident of Canada for the purposes of the Tax Act.